Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATE FINANCE ON AUGUST 7, 2017 PURSUANT TO THE DIVISION OF CORPORATION FINANCE JUNE 29, 2017 ANNOUNCEMENT “DRAFT REGISTRATION STATEMENT PROCESSING PROCEDURES EXPANDED”

As filed with the Securities and Exchange Commission on                 , 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Keane Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	38-4016639
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2121 Sage Road

Houston, TX 77056

(713) 960-0381

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory L. Powell

President and Chief Financial Officer

Keane Group, Inc.

2121 Sage Road

Houston, TX 77056

(713) 960-0381

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart D. Freedman, Esq. Antonio L. Diaz-Albertini, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Phone: (212) 756-2000 Fax: (212) 593-5955	William J. Miller, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 Phone: (212) 701-3000 Fax: (212) 378-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(2)
Common Stock		$	$	$

(1)	Includes shares of common stock issuable upon exercise of an over-allotment option to purchase additional shares granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the price shown is the average of the high and low sales prices of the common stock on , 2017 as reported on the New York Stock Exchange.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

SUBJECT TO COMPLETION, DATED                 , 2017

                     Shares

Keane Group, Inc.

Common Stock

The selling stockholders are offering                      shares of common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “FRAC.” On                 , 2017, the last reported sale price of our common stock on the New York Stock Exchange was $        per share. The selling stockholders have granted to the underwriters an over-allotment option to purchase up to             additional shares of common stock at the offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus to read the factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to selling stockholders(2)	$	$

(1)	We will also reimburse the underwriters for certain expenses incurred in the offering. See “Underwriting” for additional information regarding underwriting compensation.
(2)	We have agreed to pay all underwriting discounts and commissions and other offering expenses for the selling stockholders incurred in connection with the sale.

The underwriters expect to deliver the shares of our common stock to investors against payment on or about                 , 2017.

The date of this prospectus is                 , 2017.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Basins and Shale Plays
Locations
Williston
Dickinson
Bakken
Marcellus/Utica
Mansfield
Mill Hall
Pittsburgh Sales Office
New Stanton
Denver Sales Office
SCOOP/STACK
Shawnee
Permian
Springtown
Odessa
Engineering & Technology Center
Houston Corporate Office

KEANE

HEALTH, SAFETY, ENVIRONMENT (HSE)

The health and safety of our employees, and our responsibility for the natural environment in which we operate, is Keane's highest priority.

OPERATIONAL EXCELLENCE

We deliver as promised, helping our customers get the most out of their assets with the greatest efficiency.

PARTNERSHIP

We are a customer-focused business, which is accessible, responsive, transparent and nimble in meeting our customers' needs.

RESPONSIBILITY

We believe in continued responsible growth, fiscal stability, and transparency, creating value for our customers and employees.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Prospectus

We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

i

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

As used in this prospectus, unless the context otherwise requires, (i) the term “KGI” refers to Keane Group, Inc. and, where appropriate, its subsidiaries; (ii) the term “Keane Group” refers to Keane Group Holdings, LLC and, where appropriate, its subsidiaries; (iii) the term “Trican Parent” refers to Trican Well Service Ltd. and, where appropriate, its subsidiaries; (iv) the term “Trican U.S.” refers to Trican Well Service L.P.; (v) the term “Trican” refers to Trican Parent and Trican U.S., collectively; (vi) references to our “Sponsor” refer to Cerberus Capital Management, L.P. (“Cerberus”) and its respective controlled affiliates and investment funds; (vii) “Keane Investor” refers to Keane Investor Holdings, LLC; (viii) “RockPile” refers to RockPile Energy Services, LLC and its consolidated subsidiaries; (ix) “RockPile Holdings” refers to RockPile Energy Holdings, LLC; (x) the “RockPile Holders” collectively refers to WDE RockPile Aggregate, LLC, R. Curt Dacar and four other individuals who acquired the RockPile Acquisition Shares (as defined herein); (xi) the term “2016 10-K” refers to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 21, 2017, incorporated by reference herein; and (xii) the term “Second Quarter 10-Q” refers to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 3, 2017, incorporated by reference herein..

As used in this prospectus, unless the context otherwise requires, references to the terms “Company,” “Keane,” “we,” “us” and “our” refer to (i) Keane Group Holdings, LLC and its consolidated subsidiaries for periods prior to the consummation of the Organizational Transactions (as defined herein) and (ii) Keane Group, Inc. and its consolidated subsidiaries for periods as of and following the consummation of the Organizational Transactions. For the convenience of the reader, except as the context otherwise requires, all information included in this prospectus for periods prior to the Organizational Transactions is presented giving effect to the consummation of the Organizational Transactions.

BASIS OF PRESENTATION

On January 25, 2017, we consummated an initial public offering (“IPO”), in which we issued and sold 15,700,000 shares of our common stock and Keane Investor sold 15,074,000 shares of our common stock. Our business prior to the IPO was conducted through Keane Group and its consolidated subsidiaries. To effectuate the IPO, we completed a series of transactions that resulted in a reorganization of our business. Specifically, among other transactions, we effected a series of organizational transactions (the “Organizational Transactions”), including the following:

•

Certain entities affiliated with our Sponsor, certain members of the Keane family, Trican Parent and certain members of our management contributed all of their direct and indirect equity interests in Keane Group to Keane Investor;

•	Keane Investor contributed all of its equity interests in Keane Group to the Company in exchange for common stock of the Company; and

•	our independent directors received grants of restricted stock of the Company in substitution for their interests in Keane Group.

The Organizational Transactions represented a transaction between entities under common control and was accounted for similarly to pooling of interests in a business combination. In addition, the Company became the successor and Keane Group the predecessor for the purposes of financial reporting.

Unless otherwise indicated, or the context otherwise requires, historical information for periods prior to the completion of the IPO reflect the consolidated business and operations of Keane Group.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

We completed the Trican transaction (as described herein in “Certain Relationships and Related Party Transactions—Trican Transaction”) on March 16, 2016. Accordingly, this prospectus also includes the audited balance sheets of Trican U.S. as of December 31, 2015 and 2014 and the related statements of operations, partners’ capital and cash flows for the years then ended.

We completed the RockPile Acquisition (as described herein in “Prospectus Summary—Recent Developments—RockPile Transactions”) on July 3, 2017. Accordingly, this prospectus also incorporates by reference audited consolidated financial statements of RockPile Energy Holdings, LLC as of December 31, 2016 and 2015 and for the periods from September 8, 2016 to December 31, 2016, January 1, 2016 to September 7, 2016 and the year ended December 31, 2015 and audited consolidated financial statements of RockPile Energy Services, LLC as of and for the fiscal year ended January 31, 2015 and unaudited condensed consolidated financial statements of RockPile Energy Holdings, LLC as of and for the six months ended June 30, 2017 and 2016.

PRO FORMA INFORMATION

This prospectus contains unaudited pro forma financial information prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined and consolidated statements of operations for 2016 and for the six months ended June 30, 2016 gives pro forma effect to:

•	our acquisition of the Acquired Trican Operations (as defined herein) and the transactions related thereto;

•	the RockPile Transactions (as defined herein), including the consummation of the RockPile Acquisition and the obtaining of the Additional Financing (as defined herein) related thereto;

•

the IPO and the application of the $260.3 million in net proceeds to the Company from the IPO, after deducting $38.0 million of underwriting discounts and commissions associated with the shares sold, to (i) fully repay our existing balance of approximately $99 million under our 2016 Term Loan Facility (as defined herein) and, in addition, approximately $13.8 million of prepayment premium related to such repayment and (ii) repay $50.0 million of our Notes (as defined herein) and, in addition, approximately $0.5 million of prepayment premium related to such repayment (collectively, the “IPO Transactions”); and

•	the Organizational Transactions;

in each case, as if such transactions had been consummated on January 1, 2016. The unaudited pro forma condensed combined and consolidated statement of operations for the six months ended June 30, 2017 gives pro forma effect to the Organizational Transactions, the IPO Transactions and the RockPile Transactions as if such transactions had occurred on January 1, 2017. The unaudited pro forma condensed combined and consolidated balance sheet as of June 30, 2017 gives pro forma effect to the RockPile Transactions as if the RockPile Transactions had occurred on such balance sheet date. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.”

MARKET, INDUSTRY AND OTHER DATA

This prospectus and the documents incorporated by reference herein include market and industry data and certain other statistical information based on third-party sources including independent industry publications, government publications and other published independent sources, such as content and estimates provided by Coras Research, LLC as of June 30, 2017. Coras Research, LLC is not a member of the Financial Industry Regulatory Authority (“FINRA”) or the Securities Investor Protection Corporation and is not a registered broker dealer or investment advisor. Although we believe these third-party sources are reliable as of their respective

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

dates, we, the selling stockholders and the underwriters have not independently verified the accuracy or completeness of this information. Some data is also based on our own good faith estimates which are supported by our management’s knowledge of and experience in the markets and businesses in which we operate.

While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus, in “Item 1A. Risk Factors” in our 2016 10-K and in “Item 1(a). Risk Factors” in our Second Quarter 10-Q.

This prospectus and the documents incorporated by reference herein include references to utilization of hydraulic fracturing assets. Utilization for our own fleets, as used in this prospectus, is defined as the ratio of the average number of deployed fleets to the number of total fleets for a given time period. For the purposes of this prospectus, we consider one of our fleets deployed if the fleet has been put in service at least one day during the period for which we calculate utilization. Furthermore, we define active fleets as fleets available for deployment and commissioning fleets as idle hydraulic horsepower being converted to active fleets. As a result, as additional fleets are incrementally deployed, our utilization rate increases.

We define industry utilization as the ratio of the total industry demand of hydraulic horsepower to the total available capacity of hydraulic horsepower, in each case as reported by an independent industry source. Our method for calculating the utilization rate for our own fleets or the industry may differ from the method used by other companies or industry sources which could, for example, be based off a ratio of the total number of days a fleet is put in service to the total number of days in the relevant period.

As used in this prospectus, capacity in the hydraulic fracturing business refers to the total number of hydraulic horsepower, regardless of whether such hydraulic horsepower is active and deployed, active and not deployed or inactive. While the equipment and amount of hydraulic horsepower required for a customer project varies, we calculate our total number of fleets, as used in this prospectus, by dividing our total hydraulic horsepower by 45,000 hydraulic horsepower. We believe that our measures of utilization, based on the number of deployed fleets, provide an accurate representation of existing, available capacity for additional revenue generating activity.

As used in this prospectus, references to cannibalization of parked equipment refer to the removal of parts and components (such as the engine or transmission of a fracturing pump) from an idle hydraulic fracturing fleet in order to service an active hydraulic fracturing fleet.

TRADEMARKS AND TRADE NAMES

This prospectus contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

NON-GAAP FINANCIAL MEASURES

We define EBITDA as net income (loss) calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of certain items management does not consider in assessing our ongoing performance. See “Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial Data” for further discussion and a reconciliation of Adjusted EBITDA to net income (loss).

EBITDA and Adjusted EBITDA (together, the “Non-GAAP Measures”) are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income and operating income. These Non-GAAP Measures exclude the financial impact of certain items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe EBITDA and Adjusted EBITDA provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. Our presentation of Non-GAAP Measures should not be construed as an inference that our future results will be unaffected by unusual results.

Non-GAAP Measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	Non-GAAP Measures do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	Non-GAAP Measures are adjusted for certain non-recurring costs, and non-cash income or expense items that are reflected in our statements of operations;

•	Non-GAAP Measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Non-GAAP Measures should not be considered as measures of operating income, operating performance or discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Measures only for supplemental purposes. Please see our consolidated financial statements contained in this prospectus.

Pro forma EBITDA and pro forma Adjusted EBITDA, as presented in this prospectus, are also supplemental measures of our performance that are not required by or presented in accordance with GAAP. Pro forma EBITDA and pro forma Adjusted EBITDA include the historical actual results of Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the asset purchase agreement dated

v

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

January 25, 2016 (the “Trican APA”), the historical actual results of RockPile prior to Keane’s consummation of the RockPile Acquisition on July 3, 2017 (as described herein in “Prospectus Summary—Recent Developments—RockPile Transactions”) and adjustments required to conform the accounting policies of Trican U.S. and RockPile to Keane’s accounting policies, but do not reflect any realized or anticipated cost savings in connection with the Trican transaction or RockPile Acquisition. Our Pro forma EBITDA and pro forma Adjusted EBITDA are not necessarily indicative of any actual results had we owned the Acquired Trican Operations prior to the consummation of the Trican transaction or RockPile prior to the consummation of the RockPile Acquisition. See “Prospectus Summary—Summary Consolidated Historical and Pro Forma Financial Data” for additional information.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere, or incorporated by reference, in this prospectus. This summary may not contain all of the information that may be important to you or that you should consider before investing in shares of our common stock. You should read the entire prospectus, including “Risk Factors,” “Item 1.A. Risk Factors” in our 2016 10-K, “Item 1(a) Risk Factors” in our Second Quarter 10-Q, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2016 10-K and our Second Quarter 10-Q, “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” and our consolidated financial statements and the related notes and other information included herein or incorporated by reference in this prospectus carefully before making an investment decision.

Our Company

We are one of the largest pure-play providers of integrated well completion services in the United States, with a focus on complex, technically demanding completion solutions. Our primary service offerings include horizontal and vertical fracturing, wireline perforation and logging and engineered solutions, as well as other value-added service offerings. Our total capacity includes approximately 1.2 million hydraulic horsepower from our hydraulic fracturing fleets, which includes 30,000 hydraulic horsepower on order with a dedicated customer commencing during the fourth quarter of 2017, 31 wireline trucks, 12 workover rigs and other ancillary assets located in the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and other active oil and gas basins. We provide industry-leading completion services with a strict focus on health, safety and environmental stewardship and cost-effective customer-centric solutions. Our Company prides itself on our operating principles, our core values that focus on health, safety, environment, efficiency and operational excellence, our partnership with our customers and transparency in our value creation and our responsibilities to our employees and customers.

We provide our services in conjunction with onshore well development, in addition to stimulation operations on existing wells, to exploration and production (“E&P”) customers with some of the highest quality and safety standards in the industry. We believe our proven capabilities enable us to deliver cost-effective solutions for increasingly complex and technically demanding well completion requirements, which include longer lateral segments, multiple fracturing stages in challenging high-pressure formations and greater proppant intensity.

As of August 1, 2017, we had 25 hydraulic fracturing fleets deployed and 21 wireline trucks operating in the most active unconventional oil and natural gas basins in the United States, including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation and the Bakken Formation. We are one of the largest providers of hydraulic fracturing services in the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation by total hydraulic horsepower deployed.

Our completion services are designed in partnership with our customers to enhance both initial production rates and estimated ultimate recovery from new and existing wells. We seek to deploy our assets with well-capitalized customers that have long-term development programs that enable us to maximize operational efficiencies and the return on our assets. We believe our integrated approach increases efficiencies and provides potential cost savings for our customers, allowing us to broaden our relationships with existing customers and attract new ones. In addition, our technical team and engineering center, which is located in The Woodlands, Texas, provides us the ability to supplement our service offerings with engineered solutions specifically tailored to address our customers’ completion requirements and challenges.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

We believe the demand for our services will increase over the medium and long-term as a result of a number of favorable industry trends. While drilling and completion activity has improved along with a rebound in commodity prices from their lows in early 2016 of $26.19 per barrel (based on the Cushing WTI Spot Oil Price) and $1.64 per million British Thermal Units for natural gas, we believe there are long-term fundamental demand and supply trends that will benefit our Company. We believe demand for our services will grow from:

•	Increases in customer drilling budgets focused in our core service areas;

•	Increases in the percentage of rigs that are drilling horizontal wells;

•	Increases in the length of the typical horizontal wellbore;

•	Increases in the number of fracture stages in a typical horizontal wellbore; and

•	Increases in pad drilling and simultaneous fracturing/wireline operations.

We believe demand and pricing for our services will be further enhanced by a reduction in available hydraulic fracturing equipment as a result of:

•	Cannibalization of parked equipment and increased maintenance costs;

•	Aging of existing fleets given the limited investment since the industry downturn in late 2014;

•	Increased customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their requirements; and

•	Reduced access to capital for fleet acquisition, maintenance and deployment.

Pricing levels for our industry’s services are driven primarily by asset utilization. With the downturn in commodity prices from late 2014 through 2016, per Coras Research, LLC, asset utilization across the hydraulic fracturing industry declined from 77% at the end of 2014 to 60% by the end of 2016. We believe our asset utilization reflects the quality of our assets and services. The lack of investment in maintenance and aging equipment by industry participants during the latest downturn resulted in the reduction of supply of high-quality equipment available for deployment, which in turn has led to approximately 89% of active industry equipment being deployed as of December 31, 2016, per Coras Research, LLC. Of our total 26 active hydraulic fracturing fleets, 25 were deployed as of August 1, 2017.

Our History

Our Company was founded in 1973 by the Keane family in Lewis Run, Pennsylvania. We have been well-regarded as a customer-focused operator that prioritizes safety, the environment and our relationship with the communities in which we operate. We are committed to maintaining conservative financial policies and a disciplined approach to asset deployment, adding new capacity with customers with significant capital budgets and steady development programs rather than on a speculative basis.

We have developed what we believe is an industry-leading, completion-focused platform by emphasizing health, safety and environmental stewardship as our highest priority, implementing an efficient cost structure focused on disciplined cost controls, establishing a sophisticated supply chain and investing in state-of-the-art systems, and leveraging technology and infrastructure to support growth. Through these initiatives, our platform has demonstrated the ability to scale with an increase in activity. For example, in 2013, we organically entered into the Bakken Formation, where we remain one of the most active service providers, and, in 2014, we

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

successfully recruited and integrated over 450 employees into our business, resulting in a 74% increase in our employee base. Since the beginning of 2017 and in connection with the recent redeployment of our fleets and the consummation of the RockPile Acquisition, we have successfully recruited and integrated over 1,500 employees into our business, more than doubling our employee base.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. We have demonstrated the ability to grow both organically and through opportunistic acquisitions. From 2010 to 2014, we organically added seven hydraulic fracturing fleets deployed across the Marcellus Shale/Utica Shale, the Bakken Formation and the Permian Basin. We have also completed four acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services, which provided us with wireline operations capabilities in the United States. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the opportunistic acquisition of Trican’s U.S. oilfield service operations resulting in the expansion of our hydraulic fracturing operations to include approximately 950,000 hydraulic horsepower and establishing Keane as one of the largest pure-play providers of integrated well completion services in the United States. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base, and offered significant cost reduction opportunities. We implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head-count rationalization and procurement savings. The Trican transaction also enhanced our access to proprietary technology and engineering capabilities that have improved our ability to provide integrated services solutions.

In addition, on July 3, 2017, we completed our acquisition of RockPile, a provider of completion services with approximately 215,000 hydraulic horsepower and an additional 30,000 hydraulic horsepower expected to be delivered and deployed on a dedicated basis under a customer contract in the fourth quarter of 2017. Through this acquisition, we have expanded our existing presence in the Permian Basin and Bakken Formation and we have further solidified our position as one of the largest pure-play providers of integrated well completion services in the United States. We also gained a high-quality customer base that had minimal overlap with our existing customer base, and we expanded our service offerings to include workover product lines. Finally, we have integrated certain members of RockPile’s best-in-class management team whose values and vision are similar to Keane. We believe this acquisition will be accretive to our gross profit, and we expect to achieve synergies in our purchased goods and services, as well as benefit from reductions in certain duplicated back-office administrative functions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities.

Our Competitive Strengths

We believe that technical expertise, fleet capability, equipment quality and robust preventive maintenance programs, integrated solutions, experience, scale in leading basins and health, safety and environmental (“HSE”) performance are the primary differentiating factors within the industry. We specialize in providing customized completion solutions to our customers that increase efficiency, improve safety and lower their overall cost.

Accordingly, we believe the following strengths differentiate us from many of our competitors and contribute to our ongoing success:

Multi-Basin Service Provider with Close Proximity to Our Customers.

We provide our services in several of the most active basins in the United States, including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and the Eagle

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Ford Shale. These regions are expected to account for approximately 86% of all new horizontal wells anticipated to be drilled between 2017 and 2020. In addition, the high-density of our operations in the basins in which we are most active provides us the opportunity to leverage our fixed costs and to quickly respond with what we believe are highly efficient, integrated solutions that are best suited to address customer requirements.

In particular, we are one of the largest providers in the Permian Basin and the Marcellus Shale/Utica Shale, the most prolific and cost-competitive oil and natural gas basins in the United States, respectively. According to Spears & Associates, the Permian Basin and the Marcellus Shale/Utica Shale are expected to account for the greatest crude oil and natural gas production growth in the United States through 2020 based on forecasted rig counts. These basins have experienced a recovery in activity since the spring of 2016, with a 161% increase in rig count from their combined May 2016 low of 170 to 443 as of June 30, 2017.

Our Houston, Texas-based headquarters, eleven field offices and numerous management and sales offices are in close proximity to unconventional resource plays which allows us to take a hands-on approach to customer relationships at multiple levels within our organization, anticipate our customers’ needs and efficiently deploy our assets.

The below map represents our areas of operation:

Customer-Tailored Approach.

We seek to develop long-term partnerships with our customers by investing significant time and effort educating them on our value proposition and maintaining a continuous dialogue as we deliver ongoing service. We believe our direct line of communication with our customers at the senior management level as well as with key operational managers in the field provides us with the ability to address issues quickly and efficiently and is highly valued by our customers. In November 2016, we received Shell Global Solutions International’s annual Well Services Performance Award in recognition of our Permian Basin team’s exceptional 2016 performance and customer service in hydraulic fracturing and wireline services.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

In connection with the Trican transaction, we acquired our Engineered Solutions Center, comprised of a dedicated team of engineers and a network of field labs, which we believe provides value-added capabilities to both our new and existing customers. We believe our Engineered Solutions Center enables us to support our customers’ technical specifications with a focus on reducing costs and increasing production. As pressure pumping complexity increases and the need for comprehensive, solution-driven approaches grows, our Engineered Solutions Center is able to meet our customers’ business objectives cost-effectively by offering flexible design solutions that package our services with new and existing product offerings. Our Engineered Solutions Center is focused on providing (1) economical and effective fracture designs, (2) enhanced fracture stimulation methods, (3) next-generation fluids and technologically advanced diverting agents, such as MVP Frac™ and TriVert™, which we received the right to use as part of the Trican transaction, (4) dust control technologies and (5) customized solutions to individual customer and reservoir requirements.

Track Record of Providing Safe and Reliable Solutions.

Safety is our highest priority and we believe we are among the safest service providers in the industry. For example, we achieved a total recordable incident rate (“TRIR”), which we believe is a reliable measure of safety performance, that is substantially less than the industry average from 2013 to 2016. We believe we have an industry leading behavior-based safety program to ensure each employee understands the importance of safety. Depending on job requirements, each new employee goes through a rigorous on-boarding and training program, is assigned a dedicated mentor, is routinely subject to our “Fit for Duty” verification program and periodically attends safety and technical certification programs. Our customers seek to protect their field employees, contractors and communities in which they serve as well as minimize the risk of disproportionately high costs that can result from an HSE incident. As a result, our customers demand robust HSE programs from their service providers and view safety records as a key criterion for vendor selection. We believe our safety and training record creates a competitive advantage by enhancing our ability to develop long-term relationships with our customers, allowing us to qualify to tender bids on more projects than many of our competitors and enabling us to attract and retain employees.

Modern, High-Quality Asset Base and Robust Maintenance Program.

We have invested in modern equipment, including dual-fuel fracturing pumps, Tier IV engines, stainless steel fluid ends, dry friction reducer and dry guar, to enhance our efficiency and safety. In addition, our high-quality, heavy-duty hydraulic fracturing and wireline fleets reduce operational downtime and maintenance costs while enhancing our ability to provide reliable, safe and consistent service to our customers. We have approximately 1.2 million total hydraulic horsepower. As of August 1, 2017, we had 25 hydraulic fracturing fleets and 21 wireline trucks deployed. We believe we have a robust preventative maintenance program for both our active and inactive fleets which allows us to respond to customer demand in a timely, safe and cost-efficient manner, and we continue to invest in and stock critical parts and components.

Since April 1, 2016, we have commissioned 13 hydraulic fracturing fleets to service customers at a total cost of approximately $26.0 million. Based upon our recent deployment experience, we believe it takes up to 45 days to activate and staff a single well completion fleet, including hydraulic fracturing and wireline crews, allowing us to quickly and cost-effectively respond to an increase in customer demand. Our conservative financial profile and continued investment in our assets and fleets should enable us to maintain an efficient operating cost structure as we continue to redeploy assets, ensuring our operators have safe, well-maintained equipment to service our customers.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Flexible Supply Chain Management Capabilities.

Our sophisticated logistics network is comprised of strategically-located field offices, proppant storage facilities and proprietary last-mile transportation solutions. We have a dedicated supply chain team that manages sourcing and logistics to ensure flexibility and continuity of supply in a cost-effective manner across all areas of operation. We maintain multi-year relationships with industry-leading suppliers of proppant and have contracted secure supply at pricing reflecting current market conditions for the majority of our expected demand through 2020, based on existing job designs. We currently have a network of 1,195 railcars which are being leased to us on a multi-year basis, providing us with valuable and flexible logistical support for our operations. Our logistics infrastructure also includes access to eight third-party unit train facilities, which improve railcar turn times and reduce transit costs, and approximately 50 transload facilities. In addition, we own over 120 pneumatic sand-hauling trucks for last-mile transportation to the well site, which gives us the ability to access and deliver proppant where and when needed. We believe our supply chain and logistics network provide us with a competitive advantage by allowing us to quickly respond during periods of increased demand for our services.

Strong Balance Sheet and Disciplined Use of Capital.

We believe our balance sheet strength represents a significant competitive advantage, allowing us to pro-actively maintain our fleet while also pursuing opportunistic initiatives to further grow and expand our base business with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result, we intend to continue to maintain a strong balance sheet.

We adjust our capital expenditures based on prevailing industry conditions, the availability of capital and other factors as needed. Throughout the industry downturn that began in 2014, we have prioritized continued investment in our robust maintenance program to ensure our fleet of equipment can be deployed efficiently as demand recovers. As of June 30, 2017, we had cash on hand of $75.6 million and $103.7 million on an actual basis and on a pro forma basis after giving effect to RockPile Transactions, respectively. In addition, subject to a borrowing base, we had $122.5 million of availability under our $150.0 million New ABL Facility (as defined herein) on an actual basis as of June 30, 2017 and full availability under our New ABL Facility after giving pro forma effect to the RockPile Transaction. We believe our cash-on-hand and availability under our New ABL Facility provide us with the means to fund deployment of fleets and grow our operations. We intend to continue to prioritize maintenance, upgrades, refurbishments and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while creating value for our shareholders. For additional information on our New ABL Facility, see “Description of Indebtedness—New ABL Facility.”

Best-in-Class Management Team with Extensive Industry Experience.

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our management team is led by our Chairman and Chief Executive Officer, James C. Stewart, who has over 30 years of industry experience. Each member of our management team brings significant leadership and operational experience with long tenures in the industry and respective careers at highly regarded companies, including Schlumberger Limited, Halliburton, Baker Hughes, Weatherford International, Marathon Oil, Anadarko Petroleum and General Electric. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Strategy

Our principal business objective is to increase shareholder value by profitably growing our business while safely providing best-in-class completion services. We expect to achieve this objective through:

Efficiently Capitalizing on Industry Recovery.

Hydraulic fracturing represents the largest cost of completing a shale oil or gas well and is a mission-critical service required for the continued development of U.S. shale resources. Upon a recovery in demand for oilfield services in the United States, the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate, a measure of growth rate for selected points in time, of 11% from 2006 to 2020, and of 28% from 2016 through 2020. As a well-capitalized provider operating in the most active unconventional oil and natural gas basins in the United States, we believe that our business is well positioned to capitalize efficiently on an industry recovery. We have invested significant resources and capital to develop a market leading platform with demonstrated capabilities and technical skills that is well equipped to address increased demand from our customers. We believe that our rigorous preventative maintenance program provides us with a well-maintained hydraulic fracturing fleet and the ability to deploy fleets efficiently.

Developing and Expanding Relationships with Existing and New Customers.

We target well-capitalized customers that we believe will be long-term participants in the development of conventional and unconventional resources in the United States, value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our high-quality fleets, diverse completion service offerings, engineering and technology solutions and geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our past performance, have resulted in the renewal and new award of service contracts by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy our remaining fleets as industry demand and pricing continue to recover. We have invested in our sales organization, more than doubling its headcount over the past two years. Together with our sales team, our Chief Executive Officer and our President and Chief Financial Officer are deeply involved with our commercial sales effort, fostering connectivity throughout a customer’s organization to further develop the relationship. We believe this level of senior management engagement differentiates us from many of our larger integrated peers.

Continuing Our Industry Leading Safety Performance and Focus on the Environment.

We are committed to maintaining and improving the safety, reliability, efficiency and environmental impact of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. As a result of our strong emphasis on training and safety protocols, we have one of the best safety records and reputations in the industry which helps us to attract and retain employees. We have maintained a strong safety record even as our employee base has more than quintupled over the past four years. From the beginning of 2013 to 2016, our TRIR and lost time incident rate (“LTIR”) dropped by approximately 69% and 75%, respectively, and, for the year ended December 31, 2016, our TRIR and LTIR statistics were 0.22 and 0.06, respectively. We believe we are among

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is substantially less than the industry average from 2013 to 2016. In addition, all of our field-based management are provided financial incentives to satisfy safety standards and customer expectations, which we believe motivates them to continually maintain a focus on quality and safety. We work diligently to meet or exceed applicable safety and environmental requirements from our customers and regulatory agencies, and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change. For example, we have made investments in more efficient engines and dual-fuel kits to comply with customer requirements to reduce emissions and noise at the well site. In 2016, the U.S. Environmental Protection Agency (the “EPA”) and the Department of Transportation’s National Highway Traffic Safety Administration jointly finalized standards for new on-road medium- and heavy-duty vehicles and engines that would improve fuel efficiency and cut carbon emissions. In accordance with the new standards, all of the Company’s hydraulic fracturing fleets with model years from 2018 onwards will have Tier IV engines. In addition, we have also invested in spill prevention equipment and remediation systems and dust control technology, which we believe allows us to meet or exceed the latest Occupational Safety and Health Administration (“OSHA”) requirements and standards. We have also deployed high-grade cameras to remotely monitor high-risk zones in our field operations, which we believe helps reduce safety risks to our employees. We believe that our commitment to maintaining a culture that prioritizes safety and the environment is critical to the long-term success and growth of our business.

Investing Further in Our Robust Maintenance Program.

We have in place a rigorous preventative maintenance program to continuously maintain our fleets, resulting in less downtime, reduced equipment failure in demanding conditions, lower operating costs and overall safer and more reliable operations. Due to our strong balance sheet, we have been able to sustain investment in maintenance, including preemptive purchases of key components and upgrades to our fleets throughout the downturn. We believe that the quality of our fleets and our maintenance program enhance our ability to both secure contracts with new customers and to service our existing customers reliably and efficiently. Our active fleet uptime is reinforced by preventive maintenance on our equipment, allowing us to minimize the negative impact to our customers from equipment failure. In addition, we continue to monitor advances in hydraulic fracturing and wireline technology and make strategic purchases to enhance our existing capabilities.

Maintaining a Conservative Balance Sheet to Preserve Operational and Strategic Flexibility.

We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles, as evidenced by our recent completion of the Trican and RockPile acquisitions and continued investment in our robust maintenance program. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. As of June 30, 2017, we had cash on hand of $75.6 million and $103.7 million on an actual basis and on a pro forma basis after giving effect to RockPile Transactions, respectively. In addition, subject to a borrowing base, we had $122.5 million of availability under our $150.0 million New ABL Facility (as defined herein) on an actual basis and full availability under our New ABL Facility after giving pro forma effect to the RockPile Transaction. We believe our cash-on-hand and availability under our New ABL Facility provide us with the means to fund deployment of fleets and grow our operations.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Continued Evaluation of Consolidation Opportunities that Strengthen Capabilities and Create Value.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. Since 2011, we have completed four acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services to expand our wireline operations capabilities in the United States. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the Trican transaction, creating a leading independent provider of hydraulic fracturing services in the United States. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. We have identified and implemented a plan to achieve over $80 million of annualized cost savings from the Trican acquisition as a result of facility consolidations, head-count rationalization and procurement savings. The Trican transaction also provided us access to proprietary technology and engineering capabilities that have enhanced our ability to provide integrated services solutions. In July 2017, we completed our acquisition of RockPile, a provider of completion services including approximately 215,000 hydraulic horsepower and an additional 30,000 hydraulic horsepower expected to be delivered and deployed on a dedicated basis to a customer in the fourth quarter of 2017. In addition, the RockPile Acquisition provided us with additional seasoned management and new customer relationships in the Bakken Formation and Permian Basin. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities and allow us to earn an appropriate return on invested capital.

Risks Related to Our Business and This Offering

An investment in shares of our common stock involves a high degree of risk, including the speculative nature of oil and natural gas development and production, competition, volatile oil and natural gas prices and other material factors. You should carefully read and consider the section entitled “Risk Factors” following this prospectus summary, “Item 1.A. Risk Factors” in our 2016 10-K and “Item 1(a). Risk Factors” in our Second Quarter 10-Q before making an investment decision. The following considerations, among others, may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment:

•	We do not anticipate having available cash for quarterly dividends on our common stock.

•

Oil and natural gas prices are volatile. A sustained decline in oil and natural gas prices could adversely affect our business, financial condition and results of operations and our ability to meet our capital expenditure obligations and financial commitments.

•	We depend upon several significant customers within the E&P industry for most of our revenue. The loss of one or more of these customers could adversely affect our revenue.

•	Our operations are subject to operational hazards for which we may not be adequately insured.

•	Difficulties managing the growth of our business may adversely affect our financial condition, results of operations and cash available for distribution.

•	Competition within our industry may adversely affect the price for our services.

•

We rely on a number of third parties to provide raw materials and equipment in order to offer our services, and the termination of our relationship with one or more of these third parties could adversely affect our operations.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	Our operations are subject to various governmental regulations that require compliance that can be burdensome and expensive and adversely affect the feasibility of conducting our operations.

•

Any failure by us to comply with applicable environmental laws and regulations, including those relating to hydraulic fracturing, could result in governmental authorities taking actions that adversely affect our operations and financial condition.

•	Our failure to successfully identify, complete and integrate future acquisitions of assets or businesses could reduce our earnings and cash available for distribution and slow our growth.

•	We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

Recent Developments

The RockPile Transactions

On July 3, 2017, pursuant to a Purchase Agreement dated May 18, 2017 (the “RockPile Purchase Agreement”) with RockPile Holdings, RockPile Management NewCo, LLC, a Delaware limited liability company (together with the RockPile Holdings, the “RockPile Seller Parties”) and RockPile, we completed our acquisition of 100% of the equity interests of RockPile (the “RockPile Acquisition”) for (i) approximately $123.3 million in cash, including approximately $4.4 million in respect of deposits previously paid by RockPile Seller Parties for 30,000 previously ordered hydraulic fracturing horsepower, and (ii) 8,684,210 shares of our common stock (the “RockPile Acquisition Shares”). The cash portion of the purchase price was determined based on a $135 million base cash purchase price, which is subject to closing and post-closing adjustments as provided in the RockPile Purchase Agreement (including (i) reductions for the payment of RockPile’s indebtedness and transaction expenses at closing, (ii) increases for certain capital expenditures by RockPile made prior to the RockPile closing and (iii) customary adjustments for the amount of working capital of RockPile against a normalized working capital target). In addition, the Company entered into the Keane Group Contingent Value Rights Agreement (the “CVR Agreement”) with RockPile Holders. Pursuant to the terms of the CVR Agreement, the RockPile Holders received one non-transferable contingent value right for each RockPile Acquisition Share, which collectively entitle the RockPile Holders to receive an aggregate payment (the “Aggregate CVR Payment Amount”) equal to the CVR Payment Amount (as defined herein) multiplied by the number of RockPile Acquisition Shares held by the RockPile Holders on the CVR Payment Date (as defined herein), provided that the Twenty-Day VWAP (as defined herein) is less than $19.00. The date of such payment (the “CVR Payment Date”) shall occur on April 10, 2018, the fifth business day following the date that is nine months after July 3, 2017 (such date, the “CVR Maturity Date”). The “CVR Payment Amount” will be equal to the difference between (a) $19.00 and (b) the arithmetic average of the dollar volume weighted average price of the Company’s common stock on each trading day for twenty (20) trading days randomly selected by the Company during the thirty (30) trading day period immediately preceding the last business day prior to the CVR Maturity Date (the “Twenty-Day VWAP”), provided that the CVR Payment Amount shall not exceed $2.30. The Aggregate CVR Payment Amount shall be reduced on a dollar for dollar basis if (i) the aggregate gross proceeds received in connection with the resale of any RockPile Acquisition Shares plus (ii) the product of the number of RockPile Acquisition Shares held by the RockPile Holders on the CVR Payment Date and the Twenty-Day VWAP plus (iii) the Aggregate CVR Payment Amount exceeds $165 million.

In addition, pursuant to the terms of the RockPile Purchase Agreement, we entered into an Amended and Restated Stockholders’ Agreement, dated as of July 3, 2017, by and among the Company, RockPile Holdings,

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

WDE RockPile Aggregate, LLC and Keane Investor (the “A&R Stockholders’ Agreement”), primarily to provide (i) that we will be obligated to register for resale, under certain conditions, the RockPile Acquisition Shares and (ii) that RockPile Holdings will be entitled to designate, subject to certain conditions, one (1) observer to our board of directors. The remainder of the terms of the A&R Stockholders’ Agreement are substantially similar to the terms and conditions of the Stockholders’ Agreement, dated as of January 20, 2017, by and between the Company and Keane Investor, which is described in Item 13, “Certain Relationships and Related Party Transactions—Stockholders’ Agreement,” of the 2016 10-K. For additional information, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

In connection with the RockPile Acquisition, on July 3, 2017, KGI and certain of its subsidiaries entered into an amendment to the existing 2017 Term Loan Facility (as defined herein) with each of the incremental lenders party thereto, each of the existing lenders party thereto and Owl Rock Capital Corporation (“Owl Rock”) to provide for an additional $135.0 million incremental term loan (the “Additional Financing”). The Additional Financing was used (i) to fund the cash consideration in connection with the RockPile Acquisition and any other payments required under the RockPile Purchase Agreement, (ii) to pay fees and expenses related to the foregoing and (iii) to fund general corporate purposes. For additional information, see “Description of Indebtedness—Term Loan Facility.”

We refer to the above transactions as the “RockPile Transactions.”

Corporate Information

Keane Group, Inc. is a Delaware corporation that was incorporated on October 13, 2016. Our principal executive offices are located at 2121 Sage Road, Suite 370, Houston, TX 77056. Our telephone number is (713) 960-0381 and our internet address is www.keanegrp.com. Our website and the information contained thereon and accessible therefrom are not part of this prospectus and should not be relied upon by prospective investors in connection with any decision to purchase our common shares.

Our Equity Sponsor

We believe that one of our strengths is our relationship with our Sponsor. We believe we will benefit from our Sponsor’s investment experience in the energy sector, its expertise in mergers and acquisitions and its support on various near-term and long-term strategic initiatives.

Established in 1992, Cerberus and its affiliated group of funds and companies comprise one of the world’s leading private investment firms with approximately $32 billion of capital under management in four primary strategies: control and non-control private equity investments, distressed securities and assets, commercial mid-market lending and real estate-related investments. In addition to its New York headquarters, Cerberus has offices throughout the United States, Europe and Asia.

Our Sponsor indirectly controls us through its ownership of Keane Investor and is able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Following the completion of this offering, Keane Investor will own approximately                     % of our common stock, or                     % if the underwriters exercise their over-allotment option to purchase additional shares in

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

full. As a result, we will continue to be a “controlled company” within the meaning of the corporate governance standards of the NYSE and, as a result, will continue to qualify for and rely on exemptions from certain corporate governance requirements. As a result, our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements. Following the completion of the this offering, we will continue to be required to appoint to our board of directors individuals designated by Keane Investor. Furthermore, if we cease to be a controlled company under the applicable rules of the NYSE, but Keane Investor collectively owns at least 35% of our then-outstanding common stock, Keane Investor shall have the right to designate a number of members of our board of directors equal to one director fewer than 50% of our board of directors and Keane Investor shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board. Pursuant to the terms of the A&R Stockholders’ Agreement, if a permitted transferee or assignee of such party that succeeds to such party’s rights under the A&R Stockholders’ Agreement (each transferee or assignee, a “Holder” and, collectively, the “Holders”) has beneficial ownership of less than 35% but at least 20% of our then-outstanding common stock, such Holder shall have the right to designate a number of members of our board of directors equal to the greater of (a) three or (b) 25% of the size of our board of directors (rounded up to the next whole number). If a Holder has beneficial ownership of less than 20% but at least 15% of our then-outstanding common stock, such Holder shall have the right to designate a number of directors equal to the greater of (a) two or (b) 15% of the size of our board of directors (rounded up to the next whole number). If a Holder has beneficial ownership of less than 15% but at least 10% of our then-outstanding common stock, such Holder shall have the right to designate one director to our board of directors.

The interests of our Sponsor may not coincide with the interests of other holders of our common stock. Additionally, our Sponsor is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Cerberus continues to own a significant amount of the outstanding shares of our common stock through Keane Investor, Cerberus will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant transactions.

See “Risk Factors—Risks Related to This Offering and Owning Our Common Stock.”

Implications of Being An Emerging Growth Company

We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•

an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision, and as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, are deemed to be a large accelerated filer (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or issue more than $1.0 billion of non-convertible debt securities over a three-year period.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Offering

Issuer	Keane Group, Inc.

Selling stockholders	Keane Investor and the RockPile Holders

Common stock outstanding	111,831,176 shares.

Common stock offered by selling stockholders	shares.

Option to purchase additional shares	The selling stockholders have granted to the underwriters a 30-day over-allotment option to purchase up to additional shares of our common stock at the public offering price less the underwriting discount and commissions.

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering. We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholders.

Dividend policy	We do not intend to pay dividends for the foreseeable future. The declaration and payment of any future dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, and other considerations that our board of directors deems relevant.

See “Dividend Policy.”

NYSE trading symbol	“FRAC.”

Risk factors	For a discussion of risks relating to our Company, our indebtedness, our business and an investment in our common stock, see “Risk Factors” on page 19 of this prospectus and “Risk Factors” in our 2016 10-K and our Second Quarter 10-Q and all other information set forth in this prospectus before investing in our common stock.

References in this section to the number of shares of our common stock issued and outstanding exclude 7,734,601 shares of common stock reserved for issuance under our Equity and Incentive Award Plan (as defined herein). Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase                      shares of our common stock from the selling stockholders.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Summary Consolidated Historical and Pro Forma Financial Data

The following tables summarize our consolidated historical and pro forma financial data and should be read together with “Item 6. Selected Historical Data” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2016 10-K, “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Second Quarter 10-Q, “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information,” and our consolidated financial statements and related notes incorporated by reference or included elsewhere in this prospectus. We have derived the summary balance sheet data as of December 31, 2016 and 2015 and the consolidated statement of operations data for 2016, 2015 and 2014 from our audited consolidated financial statements incorporated by reference in this prospectus. We have derived the summary balance sheet data as of December 31, 2014 from our audited consolidated financial statements not included or incorporated by reference in this prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

Our consolidated financial statements for the period from January 1, 2016 to March 15, 2016 reflect only the historical results of Keane prior to our completion of the Trican transaction. Commencing on March 16, 2016, our consolidated financial statements also include the financial position, results of operations and cash flows of the Acquired Trican Operations. Our consolidated financial statements do not reflect the RockPile Transactions, which were completed on July 3, 2017.

The Trican transaction had, and the RockPile Transactions will have, a material impact on our results of operations. Accordingly, we have included in this prospectus pro forma financial information which gives effect to the acquisition of the Acquired Trican Operations and the transactions related thereto, the Organizational Transactions, the IPO Transactions and the RockPile Transactions for 2016 and the six months ended June 30, 2016 and the Organizational Transaction, the IPO Transactions and the RockPile Transactions for the six months ended June 30, 2017, as more fully described “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” herein. The pro forma financial information includes the historical actual results of Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the Trican APA, the historical actual results of RockPile prior to the consummation of the RockPile Transactions and adjustments required to conform the accounting policies of Trican U.S. and RockPile to Keane’s accounting policies, but does not reflect any realized or anticipated cost savings in connection with the transactions. Our summary pro forma financial information set forth below are not necessarily indicative of our actual results had we owned the Acquired Trican Operations and RockPile in the historical periods, or of results to be expected for any future period. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” for additional information.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Six Months Ended June 30, 2017		Six Months Ended June 30, 2016		Year ended December 31, 2016		Year Ended December 31, 2015	Year Ended December 31, 2014
(in thousands, except per share amounts)	Pro forma(1)(2)(3)	Actual(4)	Pro forma(1)(2)(3)	Actual(4)	Pro forma(1)(2)(3)	Actual(4)	Actual	Actual
Statement of Operations Data:
Revenue	$751,287	$563,289	$247,367	$152,784	$587,432	$420,570	$366,157	$395,834
Costs of services(5)	651,743	502,376	220,386	152,884	547,213	416,342	306,596	323,718
Depreciation and amortization	86,792	63,112	81,754	43,829	161,763	100,979	69,547	68,254
Selling, general and administrative expenses	62,179	39,884	66,906	35,516	100,964	52,768	25,811	25,459
Impairment	—	—	—	—	185	185	3,914	11,098

Total operating costs and expenses	800,714	605,372	369,046	232,229	810,125	570,274	405,868	428,529

Operating (loss)	(49,427)	(42,083)	(121,679)	(79,445)	(222,693)	(149,704)	(39,711)	(32,695)

Other income (expense), net	3,714	3,705	(15,324)	1,006	45,516	916	(1,481)	(2,418)
Interest expense	(25,786)	(44,710)	(23,712)	(18,445)	(42,225)	(38,299)	(23,450)	(10,473)

Total other expenses	(22,072)	(41,005)	(39,036)	(17,439)	3,291	(37,383)	(24,931)	(12,891)

Pre-tax (loss)	(71,499)	(83,088)	(160,715)	(96,884)	(219,402)	(187,087)	(64,642)	(45,586)
Benefit for income taxes	26,619	(1,065)	62,228	—	84,952	—	—	—

Net (loss)	$(44,880)	$(84,153)	$(98,487)	$(96,884)	$(134,450)	$(187,087)	$(64,642)	$(45,586)

Per Share Data(6)
Net loss per share
Basic	$(0.40)	$(0.83)	$(0.88)		$(1.20)
Diluted	$(0.40)	$(0.83)	$(0.88)		$(1.20)
Weighted average shares outstanding
Basic	111,697	100,932	111,697		111,697
Diluted	111,841	101,076	111,841		111,841
Statement of Cash Flows Data:
Cash flows from operating activities		$(38,087)		$(30,878)		$(54,054)	$37,521	$18,732
Cash flows from investing activities		$(26,430)		$(207,202)		$(227,161)	$(26,038)	$(138,870)
Cash flows from financing activities		$91,069		$281,024		$276,633	$(10,518)	$137,298
Other Financial Data:
Capital expenditures		$(54,308)		$(213,542)		$(229,093)	$(27,246)	$(141,393)
Adjusted EBITDA(7)	$57,653	$49,089	$(31,700)	$3,800	$(42,770)	$1,921	$41,885	$59,563
Balance Sheet Data (at end of period):
Total assets	$1,000,960	$642,617				$536,940	$324,795	$418,855
Long-term debt (including current portion)	$275,928	$144,877				$269,750	$207,067	$208,688
Total liabilities	$543,221	$315,168				$374,688	$244,635	$272,215
Total owners’ equity	$457,739	$327,449				$162,252	$80,160	$146,640

(1)

The pro forma information for 2016 and the six months ended June 30, 2017 reflects the acquisition of the Acquired Trican Operations and the transactions related thereto, the Organizational Transactions, the IPO Transactions and the RockPile Transactions as if these events had occurred on January 1, the first day of 2016. The pro forma financial information includes the historical actual results of Trican U.S. prior to Keane’s ownership and assumption of specific assets and liabilities as defined in the Trican APA, the actual

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

historical results of RockPile prior to the consummation of the RockPile Acquisition and adjustments required to conform the accounting policies of Trican U.S and RockPile to Keane’s accounting policies, but does not reflect any realized or anticipated cost savings in connection with the transactions. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” for a presentation of such pro forma financial data for 2016 and the six months ended June 30, 2017.

(2)	The pro forma balance sheet data as of June 30, 2017, gives effect to the RockPile Transactions as if these events had occurred on June 30, 2017. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” for a presentation of such unaudited pro forma condensed combined and consolidated balance sheet data.
(3)	Actual financial information for the interim periods, and pro forma financial information for the interim and year-end periods presented, is unaudited.
(4)	Commencing on March 16, 2016, our consolidated financial statements also include the financial position, results of operations and cash flows of the Acquired Trican Operations.
(5)	Excludes depreciation and amortization, shown separately.
(6)	Gives effect to the Organizational Transactions as if they had occurred on January 1, 2016. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” for a presentation of such pro forma financial data.
(7)	Adjusted EBITDA is a Non-GAAP Measure defined as net income (loss) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of certain items management does not consider in assessing ongoing performance. Pro forma amounts give effect to the transactions described in note 1 above, as applicable, as if they had occurred on January 1, 2016.

Adjusted EBITDA is a Non-GAAP Measure that provides supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside GAAP measures such as net income, operating income and gross profit. Adjusted EBITDA excludes the financial impact of certain items management does not consider in assessing our ongoing operating performance, and thereby facilitates review of our operating performance on a period-to-period basis. Other companies may have different capital structures, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe Adjusted EBITDA provides helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. See “Non-GAAP Financial Measures” for further explanation of non-GAAP measures.

Set forth below is a reconciliation of Adjusted EBITDA to net income (loss):

	Six Months ended June 30, 2017		Six Months ended June 30, 2016		Year ended December 31, 2016		Year ended December 31, 2015	Year ended December 31, 2014
(in thousands)	Pro forma (a)	Actual (a)	Pro forma (a)	Actual (a)	Pro forma (a)	Actual	Actual	Actual

Net income (loss)	$(44,880)	$(84,153)	$(98,487)	$(96,884)	$(134,450)	$(187,087)	$(64,642)	$(45,586)
Depreciation and amortization	86,792	63,112	81,754	43,829	161,763	100,979	69,547	68,254
Interest expense, net	25,786	44,710	23,712	18,445	42,225	38,299	23,450	10,473
Income tax (benefit) expense(b)	(26,619)	1,065	(62,228)	—	(84,952)	(114)	793	366
EBITDA	$41,079	$24,734	$(55,249)	$(34,610)	$(15,414)	$(47,923)	$29,148	$33,507
Acquisition, integration, expansion and divestiture costs(c)(d)	(2,816)	5,163	21,166	36,083	20,638	37,302	6,272	9,062
Fleet commissioning costs	10,152	10,152	132	132	9,998	9,998	—	—
Impairment of assets(e)	—	—	—	—	185	185	3,914	11,098
Unit-based compensation(f)	4,269	4,071	1,877	1,841	2,371	1,985	312	2,417
Change in value of financial instruments(g)	—	—	—	—	(60,922)			2,270
Other(h)	4,970	4,970	374	374	374	374	2,239	1,209

Adjusted EBITDA	$57,653	$49,089	$(31,700)	$3,800	$(42,770)	$1,921	$41,885	$59,563

(a)	Actual financial information for the interim periods, and pro forma financial information for the interim and year-end periods presented, is unaudited.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

(b)	Income tax (benefit) expense includes add-back for income tax expense related to Canadian operations recorded in selling, general and administrative expenses in the consolidated statement of operations.
(c)	Represents professional fees, integration costs, earn-outs, lease-termination costs, severance, start-up and other costs associated with the Trican transaction and integration, the acquisition of Ultra Tech Frac Services, LLC, the RockPile Acquisition, organic growth initiatives, the IPO and costs associated with the wind-down of our Canadian operations. In our actual performance for the six months ended June 30, 2017, $1.3 million was recorded in costs of services and $7.5 million was recorded in selling, general and administrative expenses, offset by $3.7 million recorded in other income primarily as the result of a $3.6 million gain in connection with an indemnification settlement with Trican. In our actual performance for the six months ended June 30, 2016, $14.5 million was recorded in cost of services, $15.0 million was recorded in selling, general and administrative expenses and $6.5 million was recorded in other expense, net. In our actual performance for 2016, $13.6 million was recorded in costs of services, $23.5 million was recorded in selling, general and administrative expenses and $0.2 million was recorded in other expense, net. In our actual performance for 2015, $1.1 million was recorded in costs of services, $3.5 million was recorded in selling, general and administrative expenses and $1.7 million was recorded in other expense, net. In our actual performance for 2014, $8.6 million was recorded in costs of services, $0.3 million was recorded in selling, general and administrative expenses and $0.2 million was recorded in other expense, net.
(d)	In our actual performance for the six months ended June 30, 2017, $3.7 million was associated with legal and professional fees for the IPO, Trican settlement discussions and the RockPile Acquisition, $4.9 million was associated with one-time IPO bonuses paid to employees and $0.2 million, net, was associated with a gain on sale of assets, lease exit costs and other one-time items, offset by $3.7 million of income primarily as a result of a $3.6 million gain in connection with an indemnification settlement with Trican. In our actual performance for the six months ended June 30, 2016, $29.3 million was related to transaction expenses, $6.4 million was related to lease exit costs and $0.3 million was related to severance costs, each in connection with the Trican acquisition and integration. In our actual performance for 2016, $35.0 million was associated with the Trican transaction, $1.7 million was associated with our IPO and other special projects and the remaining amount was related to severance expense. In our actual performance for 2015, $2.7 million was associated with the wind-down of our Canadian operations, $2.4 million with integration costs and the balance related to startup and severance costs. In our actual performance for 2014, $9.0 million was associated with the UFTS Acquisition and integration and hydraulic fracturing repositioning and a nominal amount was allocated to other items.
(e)	Represents non-cash impairment charges with respect to our long-lived assets and intangible assets.
(f)	Represents non-cash amortization of units issued to our employees over the vesting period, net of any forfeitures which are reflected in selling, general and administrative expenses.
(g)	Represents non-cash loss on debt extinguishment for Keane and gain of $60.9 million on cancellation of debt for Rockpile.
(h)	In our actual performance for the six months ended June 30, 2017, $5.0 million was associated with a litigation cost accrual. In our actual performance for 2016 and the six months ended June 30, 2016, $0.4 million in miscellaneous legal expenses, consulting costs and development charges, forfeiture of deposit on hydraulic fracturing equipment purchase orders and other miscellaneous charges were recorded in other expense, net. In our actual performance for 2015, $0.2 million was recorded in costs of services and $2.0 million was recorded in other expense, net. In our actual performance for 2014, $0.7 million was recorded in selling, general and administrative expenses and $0.5 million was recorded in other expense, net.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with other information included or incorporated by reference in this prospectus, before investing in shares of our common stock. You should also consider the matters discussed under “Risk Factors” contained herein and “Risk Factors” in our 2016 10-K and Second Quarter 10-Q, both incorporated by reference herein. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations and cash flow could be materially adversely affected. Additional risks or uncertainties not currently known to us, or that we deem immaterial, may also have a material adverse effect on our business financial condition, prospects or results of operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. In that case, the market price of our common stock could decline and you may lose all or a part of your investment.

Risks Related to Our Business and Industry

Our business is cyclical and depends on spending and well completions by the onshore oil and natural gas industry in the United States, and the level of such activity is volatile. Our business has been, and may continue to be, adversely affected by industry conditions that are beyond our control.

Our business is cyclical, and we depend on the willingness of our customers to make expenditures to explore for, develop and produce oil and natural gas from onshore unconventional resources in the United States. The willingness of our customers to undertake these activities depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control, including:

•	prices, and expectations about future prices, for oil and natural gas;

•	domestic and foreign supply of, and demand for, oil and natural gas and related products;

•	the level of global and domestic oil and natural gas inventories;

•	the supply of and demand for hydraulic fracturing and other oilfield services and equipment in the United States;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	available pipeline, storage and other transportation capacity;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the discovery rates of new oil and natural gas reserves;

•

federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as exploration and production activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids;

•	geopolitical developments and political instability in oil and natural gas producing countries;

•	actions of the Organization of the Petroleum Exporting Countries, its members and other state-controlled oil companies relating to oil price and production controls;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption;

•	the price and availability of alternative fuels and energy sources;

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	weather conditions and natural disasters;

•	uncertainty in capital and commodities markets and the ability of oil and natural gas producers to raise equity capital and debt financing; and

•	U.S. federal, state and local and non-U.S. governmental regulations and taxes.

The volatility of the oil and natural gas industry and the resulting impact on exploration and production activity could adversely impact the level of drilling and completion activity by some of our customers. This volatility may result in a decline in the demand for our services or adversely affect the price of our services. In addition, material declines in oil and natural gas prices, or drilling or completion activity in the U.S. oil and natural gas shale regions, could have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. In addition, a decrease in the development of oil and natural gas reserves in our market areas may also have an adverse impact on our business, even in an environment of strong oil and natural gas prices.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.

A prolonged economic slowdown or recession in the United States, adverse events relating to the energy industry or regional, national and global economic conditions and factors, particularly a further slowdown in the E&P industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased exploration and development spending by our customers, decreased demand for oil and gas and decreased prices for oil and gas.

A decline in or substantial volatility of crude oil and natural gas commodity prices could adversely affect the demand for our services.

The demand for our services is substantially influenced by current and anticipated crude oil and natural gas commodity prices and the related level of drilling and completion activity and general production spending in the areas in which we have operations. Volatility or weakness in crude oil and natural gas commodity prices (or the perception that crude oil and natural gas commodity prices will decrease) affects the spending patterns of our customers and the products and services we provide are, to a substantial extent, deferrable in the event oil and natural gas companies reduce capital expenditures. As a result, we may experience lower utilization of, and may be forced to lower our rates for, our equipment and services.

Historical prices for crude oil and natural gas have been extremely volatile and are expected to continue to be volatile. For example, since 1999, oil prices have ranged from as low as approximately $10 per barrel to over $100 per barrel. In recent years, oil and natural gas prices and, therefore, the level of exploration, development and production activity, experienced a sustained decline from the highs in the latter half of 2014 as a result of an increasing global supply of oil and a decision by OPEC to sustain its production levels in spite of the decline in oil prices and slowing economic growth in the Eurozone and China. From late 2014 to second half of 2016, prices for U.S. oil weakened in response to continued high levels of production by OPEC, a buildup in inventories and lower global demand. OPEC has recently announced its agreement to a framework for limiting crude output, but this agreement has not yet been finalized and the global supply excess may persist. Although beginning in late 2016 oil prices and natural gas prices have recovered to $49.29 per barrel and $2.82 per MMbtu, respectively, as of August 1, 2017, the volatility of our industry persists.

As a result of the significant decline in the price of oil, beginning in late 2014, E&P companies moved to significantly cut costs, both by decreasing drilling and completion activity and by demanding price concessions

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

from their service providers, including providers of hydraulic fracturing services. In turn, service providers, including hydraulic fracturing service providers, were forced to lower their operating costs and capital expenditures, while continuing to operate their businesses in an extremely competitive environment. Prolonged periods of price instability in the oil and natural gas industry will adversely affect the demand for our products and services and our financial condition, prospects and results of operations.

Additionally, the commercial development of economically viable alternative energy sources (such as wind, solar geothermal, tidal, fuel cells and biofuels) could reduce demand for our services and create downward pressure on the revenue we are able to derive from such services, as they are dependent on oil and natural gas commodity prices.

Fuel conservation measures could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows.

Our operations are subject to hazards inherent in the energy services industry.

Risks inherent to our industry can cause personal injury, loss of life, suspension of or impact upon operations, damage to geological formations, damage to facilities, business interruption and damage to, or destruction of, property, equipment and the environment. Such risks may include, but are not limited to:

•	equipment defects;

•	vehicle accidents;

•	explosions and uncontrollable flows of gas or well fluids;

•	unusual or unexpected geological formations or pressures and industrial accidents;

•	blowouts;

•	cratering;

•	loss of well control;

•	collapse of the borehole; and

•	damaged or lost drilling equipment.

In addition, our hydraulic fracturing and well completion services could become a source of spills or releases of fluids, including chemicals used during hydraulic fracturing activities, at the site where such services are performed, or could result in the discharge of such fluids into underground formations that were not targeted for fracturing or well completion activities, such as potable aquifers. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could result in a variety of claims, losses and remedial obligations that could have an adverse effect on our business and results of operations. The existence, frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenue, and any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation with our customers and the public and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition, prospects and results of operations.

Our services are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. Our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters. Litigation arising from operations where our facilities are located, or our services are provided, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. We maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such insurance may not be adequate to cover our liabilities, and we are not fully insured against all risks. Further, our insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The current trend in the insurance industry is towards larger deductibles and self-insured retentions. In addition, insurance may not be available in the future at rates that we consider reasonable and commercially justifiable, compelling us to have larger deductibles or self-insured retentions to effectively manage expenses. As a result, we could become subject to material uninsured liabilities or situations where we have high deductibles or self-insured retentions that expose us to liabilities that could have a material adverse effect on our business, financial condition, prospects or results of operations.

Competition within the oilfield services industry may adversely affect our ability to market our services.

The oilfield services industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Our larger competitors’ greater resources could allow them to better withstand industry downturns and to compete more effectively on the basis of technology, geographic scope and retained skilled personnel. We believe the principal competitive factors in the market areas we serve are price, equipment quality, supply chains, balance sheet strength and financial condition, product and service quality, safety record, availability of crews and equipment and technical proficiency. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services or expand into service areas where we operate. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations, financial condition and prospects. Significant increases in overall market capacity have also caused active price competition and led to lower pricing and utilization levels for our services.

We have previously seen substantial reductions in the prices we can charge for our services based on reduced demand and resulting overcapacity, including an intensified competitive environment beginning in late 2014 as a result of an industry downturn and oversupply of oilfield services. Any significant future increase in overall market capacity for completion services could adversely affect our business and results of operations.

New technology may cause us to become less competitive.

The oilfield services industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. Although we believe our equipment and processes currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and develop and implement new

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

products on a timely basis or at an acceptable cost. We cannot be certain that we will be able to develop and implement all new technologies or products on a timely basis or at an acceptable cost. Limits on our ability to develop, effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition, prospects or results of operations.

Our assets require significant amounts of capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

Our hydraulic fracturing fleets and other completion service-related equipment require significant capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. For example, since April 1, 2016 we have commissioned 13 hydraulic fracturing fleets to service customers at a total cost to deploy of approximately $26.0 million, including capital expenditures. Based on current component and labor costs, we believe that our remaining inactive hydraulic fracturing fleets can be made operational at a cost of approximately $2.0 million per fleet. However, the costs of components and labor have increased in the past and may increase in the future with increases in demand, which will require us to incur additional costs to make our remaining active fleets operational. Our fleets and other equipment typically do not generate revenue while they are undergoing maintenance, refurbishment or upgrades. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Further, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, competition or advances in technology within our industry may require us to update or replace existing fleets or build or acquire new fleets. Such demands on our capital or reductions in demand for our hydraulic fracturing fleets and other completion service related equipment and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase the cost to make our inactive fleets operational.

We are dependent on a few customers in a single industry. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

Our customers are engaged in the oil and natural gas E&P business in the United States. Historically, we have been dependent upon a few customers for a significant portion of our revenue. For the year ended December 31, 2016, our top three customers, Shell Exploration & Production, XTO Energy and Seneca Resources Corporation, collectively accounted for approximately 48% of total revenues. For the year ended December 31, 2015, our top four customers, EQT Production Company, Shell Exploration & Production, XTO Energy and Southwestern Energy Company, collectively accounted for approximately 90% of total revenues. For the six months ended June 30, 2017, our top four customers, Shell Exploration & Production, Ascent Resources, Marathon Oil EP LLC and Cabot Oil & Gas Corporation collectively accounted for approximately 44% of total revenues.

Our business, financial condition, prospects and results of operations could be materially adversely affected if one or more of our significant customers ceases to engage us for our services on favorable terms or at all or fails to pay or delays in paying us significant amounts of our outstanding receivables. Although we do have contracts for multiple projects with certain of our customers, most of our services are provided on a project-by-project basis.

Additionally, the E&P industry is characterized by frequent consolidation activity. Changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, prospects and results of operations.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

Our commitments under supply agreements could exceed our requirements, and our reliance on suppliers exposes us to risks including price, timing of delivery and quality of products and services upon which our business relies.

We have purchase commitments with certain vendors to supply a majority of the proppant used in our operations. Some of these agreements are take-or-pay agreements with minimum purchase obligations. If demand for our hydraulic fracturing services decreases from current levels, demand for the raw materials and products we supply as part of these services will also decrease. If demand decreases enough, we could have contractual minimum commitments that exceed the required amount of goods we need to supply to our customers. In this instance, we could be required to purchase goods that we do not have a present need for, pay for goods that we do not take delivery of or pay prices in excess of market prices at the time of purchase. Additionally, our reliance on outside suppliers for some of the key materials and equipment we use in providing our services involves risks, including limited control over the price, timely delivery and quality of such materials or equipment.

Unexpected and immediate changes in the availability and pricing of raw materials, or the loss of or interruption in operations of one or more of our suppliers, could have a material adverse effect on our results of operations, prospects and financial condition.

Raw materials essential to our business are normally readily available. However, high levels of demand for raw materials, such as gels, guar, proppant and hydrochloric acid, have triggered constraints in the supply chain of those raw materials and could dramatically increase the prices of such raw materials. For example, during 2012, companies in our industry experienced a shortage of guar, which is a key ingredient in fracturing fluids. This shortage resulted in an unexpected and immediate increase in the price of guar. During 2008, our industry faced sporadic proppant shortages requiring work stoppages, which adversely impacted the operating results of several competitors. We may not be able to mitigate any future shortages of raw materials.

The proppant market is a highly competitive and volatile part of the supply chain on which our industry depends.

Although the scarcity of proppant and chemicals at various periods between 2011 and 2014 has largely been reversed as a result of increased manufacturing efficiency, expanded capacity and decreased demand, the proppant market remains highly competitive and relatively volatile. An increase in the cost of proppant as a result of increased demand or a decrease in the number of proppant providers as a result of consolidation could increase our cost of an essential raw material in hydraulic stimulation and have a material adverse effect on our business, operations, prospects and financial condition.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

We may record losses or impairment charges related to idle assets or assets that we sell.

Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that increase our net loss. Prior to our acquisition of the Acquired Trican Operations, Trican recorded significant impairment charges, and we may record significant impairment charges in the future. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.

Competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality.

Our activities are subject to a wide range of national, state and local occupational health and safety laws and regulations. In addition, customers maintain their own compliance and reporting requirements. Failure to comply with these health and safety laws and regulations, or failure to comply with our customers’ compliance or reporting requirements, could tarnish our reputation for safety and quality and have a material adverse effect on our competitive position.

Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

Our operations are subject to stringent federal, state, local and tribal laws and regulations relating to, among other things, protection of natural resources, clean air and drinking water, wetlands, endangered species, greenhouse gasses, nonattainment areas, the environment, health and safety, chemical use and storage, waste management, waste disposal and transportation of waste and other hazardous and nonhazardous materials. Our operations involve risks of environmental liability, including leakage from an operator’s casing during our operations or accidental spills onto or into surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict liability, joint and several liability, or both. In some situations, we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, third parties without regard to whether we caused or contributed to the conditions. Additionally, environmental concerns, including clean air, drinking water contamination and seismic activity, have prompted investigations that could lead to the enactment of regulations, limitations, restrictions or moratoria that could potentially have a material adverse impact on our business. Actions arising under these laws and regulations could result in the shutdown of our operations, fines and penalties (administrative, civil or

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

criminal), revocations of permits to conduct business, expenditures for remediation or other corrective measures and/or claims for liability for property damage, exposure to hazardous materials, exposure to hazardous waste, nuisance or personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations may also include the assessment of administrative, civil or criminal penalties, revocation of permits and temporary or permanent cessation of operations in a particular location and issuance of corrective action orders. Such claims or sanctions and related costs could cause us to incur substantial costs or losses and could have a material adverse effect on our business, financial condition, prospects and results of operations. Additionally, an increase in regulatory requirements, limitations, restrictions or moratoria on oil and natural gas exploration and completion activities at a federal, state or local level could significantly delay or interrupt our operations, limit the amount of work we can perform, increase our costs of compliance, or increase the cost of our services, thereby possibly having a material adverse impact on our financial condition.

If we do not perform in accordance with government, industry, customer or our own health, safety and environmental standards, we could lose business from our customers, many of whom have an increased focus on environmental and safety issues.

We are subject to the EPA, U.S. Department of Transportation, U.S. Nuclear Regulation Commission, OSHA and state regulatory agencies that regulate operations to prevent air, soil and water pollution. The energy extraction sector is one of the sectors designated for increased enforcement by the EPA, which will continue to regulate our industry in the years to come, potentially resulting in additional regulations that could have a material adverse impact on our business, prospects or financial condition.

The EPA regulates air emissions from all engines, including off-road diesel engines that are used by us to power equipment in the field. Under these U.S. emission control regulations, we could be limited in the number of certain off-road diesel engines we can purchase. Further, the emission control and fuel quality regulations could result in increased costs.

Laws and regulations protecting the environment generally have become more stringent over time, and we expect them to continue to do so. This could lead to material increases in our costs, and liability exposure, for future environmental compliance and remediation. Additionally, if we expand the size or scope of our operations, we could be subject to existing regulations that are more stringent than the requirements under which we are currently allowed to operate or require additional authorizations to continue operations. Compliance with this additional regulatory burden could increase our operating or other costs.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing could prohibit, restrict or limit hydraulic fracturing operations, could increase our operating costs or could result in the disclosure of proprietary information resulting in competitive harm.

During recent sessions of the U.S. Congress, several pieces of legislation were introduced in the U.S. Senate and House of Representatives for the purpose of amending environmental laws such as the Clean Air Act, the Safe Drinking Water Act (the “SDWA”) and the Toxic Substance Control Act with respect to activities associated with extraction and energy production industries, especially the oil and gas industry. Furthermore, various items of legislation and rulemaking have been proposed that would regulate or prevent federal regulation of hydraulic fracturing on federally owned land. Proposed rulemaking from the EPA and OSHA, such as the proposed regulation relating to respirable silica sand, could increase our regulatory requirements, which could increase our costs of compliance or increase the costs of our services, thereby possibly having a material adverse impact on our business and results of operations.

If the EPA or another federal or state-level agency asserts jurisdiction over certain aspects of hydraulic fracturing operations, an additional level of regulation established at the federal or state level could lead to

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

operational delays and increase our costs. The EPA recently issued a study of the potential impacts of hydraulic fracturing on drinking water and groundwater. The EPA report states that there is scientific evidence that hydraulic fracturing activities can impact drinking resources under some circumstances, and identifies certain conditions in which the EPA believes the impact of such activities on drinking water and groundwater can be more frequent or severe. The EPA study could spur further initiatives to regulate hydraulic fracturing under the SDWA or otherwise. Many regulatory and legislative bodies routinely evaluate the adequacy and effectiveness of laws and regulations affecting the oil and gas industry. As a result, state legislatures, state regulatory agencies and local municipalities may consider legislation, regulations or ordinances, respectively, that could affect all aspects of the oil and natural gas industry and occasionally take action to restrict or further regulate hydraulic fracturing operations. At this time, it is not possible to estimate the potential impact on our business of these state and municipal actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing. Compliance, stricter regulations or the consequences of any failure to comply by us could have a material adverse effect on our business, financial condition, prospects and results of operations.

Many states in which we operate require the disclosure of some or all of the chemicals used in our hydraulic fracturing operations. Certain aspects of one or more of these chemicals may be considered proprietary by us or our chemical suppliers. Disclosure of our proprietary chemical information to third parties or to the public, even if inadvertent, could diminish the value of our trade secrets or those of our chemical suppliers and could result in competitive harm to us, which could have an adverse impact on our business, financial condition, prospects and results of operations.

We are also aware that some states, counties and municipalities have enacted or are considering moratoria on hydraulic fracturing. For example, New York and Vermont have banned or are in the process of banning the use of high volume hydraulic fracturing. Alternatively, some municipalities are or have considered zoning and other ordinances, the conditions of which could impose a de facto ban on drilling and/or hydraulic fracturing operations. Further, some states, counties and municipalities are closely examining water use issues, such as permit and disposal options for processed water, which could have a material adverse impact on our financial condition, prospects and results of operations if such additional permitting requirements are imposed upon our industry. Additionally, our business could be affected by a moratorium or increased regulation of companies in our supply chain, such as sand mining by our proppant suppliers, which could limit our access to supplies and increase the costs of our raw materials. At this time, it is not possible to estimate how these various restrictions could affect our ongoing operations. For more information, see “Business—Environmental Regulation.”

Existing or future laws and regulations related to greenhouse gases and climate change could have a negative impact on our business and may result in additional compliance obligations with respect to the release, capture and use of carbon dioxide that could have a material adverse effect on our business, results of operations, prospects and financial condition.

Changes in environmental requirements related to greenhouse gases and climate change may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements, including land use policies responsive to environmental concerns. Federal, state and local agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws and regulations related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws or regulations reduce demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, sequestration and use of carbon dioxide that could have a material adverse effect on our business, results of operations, prospects and financial condition.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Litigation and other proceedings could have a negative impact on our business.

The nature of our business makes us susceptible to legal proceedings and governmental investigations from time to time. In addition, during periods of depressed market conditions, such as the one we have been experiencing, we may be subject to an increased risk of our customers, vendors, current and former employees and others initiating legal proceedings against us could have a material adverse effect on our business, financial condition and results of operations. Similarly, any legal proceedings or claims, even if fully indemnified or insured, could negatively impact our reputation among our customers and the public, and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

On November 4, 2016, a former employee of Keane filed a complaint for a proposed class or collective action in the United States District Court for the Western District of Pennsylvania entitled Meals v. Keane Frac GP, LLC, et al., alleging that certain field professionals were not properly classified under the Fair Labor Standards Act (“FLSA”) and Pennsylvania law. We filed our answer on November 30, 2016 denying the material allegations of the complaint, and on March 16, 2017 plaintiff filed a motion for conditional certification of a collective action. On December 27, 2016, two former employees filed a complaint for a proposed class or collective action in United States District Court for the Southern District of Texas entitled Hickson and Villa v. Keane Group Holdings, LLC, et al., alleging certain field professionals were not properly classified under the FLSA and Pennsylvania law. We filed our answer on February 3, 2017 denying the material allegations of the complaint. We are currently unable to estimate the range of loss, if any, that may result from these matters.

We use intellectual property relating to hydraulic fracturing fluids and electronic pump control which is subject to non-exclusive license arrangements and may be licensed to our competitors, which could adversely affect our business.

Trican has licensed our use of certain of its hydraulic fracturing fluids and electronic pump control technology under non-exclusive agreements. Accordingly, Trican has the right to license the same technologies and fracturing fluids that we use in our operations to our competitors, which could adversely affect our business. The rights obtained under this license may be shared with others who have been granted a similar non-exclusive license. As a result, the non-exclusive nature of this license may lead to conflicts between us and others granted similar rights.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

We do not have patents or patent applications relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

We may be subject to interruptions or failures in our information technology systems.

We rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, usage errors by employees, computer viruses, cyber-attacks or other security breaches, or similar events. The failure of any of our information technology systems may cause disruptions in our operations, which could adversely affect our sales and profitability.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Changes in transportation regulations may increase our costs and negatively impact our results of operations.

We are subject to various transportation regulations including as a motor carrier by the U.S. Department of Transportation and by various federal, state and tribal agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size. As the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and greenhouse gas emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

We may be unable to employ a sufficient number of key employees, technical personnel and other skilled or qualified workers.

The delivery of our services and products requires personnel with specialized skills and experience who can perform physically demanding work. As a result of the volatility in the energy service industry and the demanding nature of the work, workers may choose to pursue employment with our competitors or in fields that offer a more desirable work environment. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to further expand our operations according to geographic demand for our services depends in part on our ability to relocate or increase the size of our skilled labor force. The demand for skilled workers in our areas of operations can be high, the supply may be limited and we may be unable to relocate our employees from areas of lower utilization to areas of higher demand. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. Further, a significant decrease in the wages paid by us or our competitors as a result of reduced industry demand could result in a reduction of the available skilled labor force, and there is no assurance that the availability of skilled labor will improve following a subsequent increase in demand for our services or an increase in wage rates. If any of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

We depend heavily on the efforts of executive officers, managers and other key employees to manage our operations. The unexpected loss or unavailability of key members of management or technical personnel may have a material adverse effect on our business, financial condition, prospects or results of operations.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

We may be unable to maintain key employees, technical personnel and other skilled or qualified workers due to immigration enforcement action or related loss.

We require full compliance with the Immigration Reform and Control Act of 1986 and other laws concerning immigration and the hiring of legally documented workers. We recognize that foreign nationals may be a valuable source of talent, but that not all foreign nationals are authorized to work for U.S. companies immediately. In some cases, it may be necessary to obtain a required work authorization from the U.S. Department of Homeland Security or similar government agency prior to a foreign national working as an employee for us. Although we do not know of any issues with our employees, we could lose an employee or be subject to an enforcement action that may have a material adverse effect on our business, financial condition, prospects or results of operations.

Adverse weather conditions could impact demand for our services or materially impact our costs.

Our business could be materially adversely affected by adverse weather conditions. For example, unusually warm winters could adversely affect the demand for our services by decreasing the demand for natural gas or unusually cold winters could adversely affect our ability to perform our services, for example, due to delays in the delivery of products that we need to provide our services. Our operations in arid regions can be affected by droughts and limited access to water used in our hydraulic fracturing operations. Adverse weather can also directly impede our own operations. Repercussions of adverse weather conditions may include:

•	curtailment of services;

•	weather-related damage to facilities and equipment, resulting in delays in operations;

•	inability to deliver equipment, personnel and products to job sites in accordance with contract schedules; and

•	loss of productivity.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if wells, operations sites or other related facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and gas, which, in turn, could also reduce the demand for our products and services. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations or by us for our operations could impair our business.

In most states, our customers are required to obtain permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies, but can also be required by federal and local governmental agencies or other third parties. The requirements for such permits or authorizations vary depending on the location where such drilling and completion activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

with the granting of the permit. In some jurisdictions, such as New York State and within the jurisdiction of the Delaware River Basin Commission, certain regulatory authorities have delayed or suspended the issuance of permits or authorizations while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completion activities. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could cause a loss of revenue and potentially have a materially adverse effect on our business, financial condition, prospects or results of operations.

We are also required to obtain federal, state, local and/or third-party permits and authorizations in some jurisdictions in connection with our wireline services. These permits, when required, impose certain conditions on our operations. Any changes in these requirements could have a material adverse effect on our business, financial condition, prospects and results of operations.

We may not be successful in identifying and making acquisitions.

Part of our strategy to expand our geographic scope and customer relationships, increase our access to technology and to grow our business is dependent on our ability to make acquisitions that result in accretive revenue and earnings. We may be unable to make accretive acquisitions or realize expected benefits of any acquisitions for any of the following reasons:

•	failure to identify attractive targets;

•

incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	failure to obtain financing on acceptable terms or at all;

•	restrictions in our debt agreements;

•	failure to successfully integrate the operations or management of any acquired operations or assets;

•	failure to retain or attract key employees; and

•	diversion of management’s attention from existing operations or other priorities.

Our acquisition strategy requires that we successfully integrate acquired companies into our business practices as well as our procurement, management and enterprise-wide information technology systems. We may not be successful in implementing our business practices at acquired companies, and our acquisitions could face difficulty in transitioning from their previous information technology systems to our own. Furthermore, unexpected costs and challenges may arise whenever businesses with different operations of management are combined. Any such difficulties, or increased costs associated with such integration, could affect our business, financial performance and operations.

If we are unable to identify, complete and integrate acquisitions, it could have a material adverse effect on our growth strategy, business, financial condition, prospects and results of operations.

Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.

Part of our strategy includes pursuing acquisitions that we believe will be accretive to our business. If we consummate an acquisition, the process of integrating the acquired business may be complex and time

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including, but not limited to:

•	a failure of our due diligence process to identify significant risks or issues;

•	the loss of customers of the acquired company or our Company;

•	negative impact on the brands or banners of the acquired company or our Company;

•	a failure to maintain or improve the quality of customer service;

•	difficulties assimilating the operations and personnel of the acquired company;

•	our inability to retain key personnel of the acquired company;

•	the incurrence of unexpected expenses and working capital requirements;

•	our inability to achieve the financial and strategic goals, including synergies, for the combined businesses;

•	difficulty in maintaining internal controls, procedures and policies;

•	mistaken assumptions about the overall costs of equity or debt; and

•	unforeseen difficulties operating in new product areas or new geographic areas.

Any of the foregoing obstacles, or a combination of them, could decrease gross profit margins or increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our net income and cash flows.

We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations, prospects and financial condition.

Our historical financial statements may not be indicative of future performance.

In light of the Trican transaction completed in March 2016, our operating results only reflect the impact of the acquisition for dates after the closing of the transaction, and, therefore, comparisons with prior periods are difficult. In addition, our operating results do not reflect the impact of the RockPile Acquisition completed in July 2017, and, therefore, comparisons with prior periods are difficult. As a result, our limited historical financial performance as the owner of the Acquired Trican Operations and RockPile may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability.

Furthermore, as a result of the implementation of new business initiatives and strategies following the completion of the Trican and RockPile transactions, our historical results of operations are not necessarily indicative of our ongoing operations and the operating results to be expected in the future.

Our unaudited pro forma condensed combined and consolidated financial information may not be representative of our future results.

The pro forma financial information included in this prospectus is constructed from our consolidated financial statements and the historical consolidated financial statements of Trican U.S. and RockPile prior to our

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

acquisition of the Acquired Trican Operations and RockPile, respectively, and does not purport to be indicative of the financial information that will result from our future operations. While we acquired substantially all of the pressure-pumping assets, and assumed specified related liabilities, relating primarily to Trican U.S.’s United States oilfield services business, the Acquired Trican Operations, as reflected in this prospectus, do not contain all of the assets and liabilities of Trican U.S. The pro forma financial information presented in this prospectus is based in part on certain assumptions that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the pro forma financial information included in this prospectus does not purport to be indicative of what our results of operations and financial condition would have been had Keane, Trican U.S. and RockPile been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future. The challenges associated with integrating previously independent businesses makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by other companies following business combinations.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of June 30, 2017 and after giving pro forma effect to the RockPile Transactions, we would have had $275.9 million of debt outstanding net of discounts and deferred financing costs (not including capital lease obligations).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	adversely affect the market price of our common stock;

•	increase our vulnerability to interest rate increases and general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

limit our ability to obtain additional financing on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we cannot assure you that we will be able to refinance any of our debt or that we will be able to refinance our debt on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; or

•	negotiations with our lenders to restructure the applicable debt.

Our debt instruments may restrict, or market or business conditions may limit, our ability to use some of our options.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Despite our significant indebtedness levels, we may still be able to incur additional debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future. The terms of the credit agreements that govern the New ABL Facility and the New Term Loan Facility (together with the New ABL Facility, the “Senior Secured Debt Facilities”) permit us to incur additional indebtedness, subject to certain limitations. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face would intensify. See “Description of Indebtedness.”

The agreements governing our indebtedness contain operating covenants and restrictions that limit our operations and could lead to adverse consequences if we fail to comply with them.

The agreements governing our indebtedness contain certain operating covenants and other restrictions relating to, among other things, limitations on indebtedness (including guarantees of additional indebtedness) and liens, mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, dividends and other restricted payments, repurchase of shares of capital stock and options to purchase shares of capital stock and certain transactions with affiliates. In addition, our Senior Secured Debt Facilities include certain financial covenants.

The restrictions in the agreements governing our indebtedness may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

Failure to comply with these financial and operating covenants could result from, among other things, changes in our results of operations, the incurrence of additional indebtedness, the pricing of our products, our success at implementing cost reduction initiatives, our ability to successfully implement our overall business strategy or changes in general economic conditions, which may be beyond our control. The breach of any of these covenants or restrictions could result in a default under the agreements that govern these facilities that would permit the lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay such amounts, lenders having secured obligations could proceed against the collateral securing these obligations. The collateral includes the capital stock of our domestic subsidiaries and substantially all of our and our subsidiaries’ other tangible and intangible assets, subject in each case to certain exceptions. This could have serious consequences on our financial condition and results of operations and could cause us to become bankrupt or otherwise insolvent. In addition, these covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our business and stockholders. See “Description of Indebtedness.”

Increases in interest rates could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates based on the variable rate debt under the Senior Secured Debt Facilities and to the extent we raise additional debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed lines of credit. The interest rate on these borrowing arrangements is generally determined from the inter-bank offering rate at the borrowing date plus a pre-set margin. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks Related to This Offering and Owning Our Common Stock

The price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The market price for our common stock is volatile. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including

•	the failure of securities analysts to cover, or continue to cover, our common stock, or changes in financial estimates by analysts;

•	changes in, or investors’ perception of, the hydraulic fracturing industry;

•	the activities of competitors;

•	future issuances and sales of our common stock, including in connection with acquisitions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	regulatory or legal developments in the United States;

•	litigation involving us, our industry, or both;

•	general economic conditions; and

•	other factors described elsewhere in these “Risk Factors” or the “Risk Factors” sections of our 2016 10-K and Second Quarter 10-Q.

As a result of these factors, you may not be able to resell your shares of our common stock at or above the offering price. In addition, the stock market often experiences extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Keane Investor and our Sponsor control us and may have conflicts of interest with other stockholders in the future.

After the completion of this offering, and assuming an offering of                      shares by the selling stockholders, Keane Investor will control approximately                     % of our common stock (or                     % of our common stock assuming the underwriters exercise in full their over-allotment option to purchase additional shares from the selling stockholders). As a result, Keane Investor will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Seven of our 12 directors are employees of, appointees of, advisors to, or members of Cerberus, as described under “Item 10. Directors, Executive Officers and Corporate Governance” in our 2016 10-K. Cerberus, through Keane Investor, will also continue to have sufficient voting power to amend our organizational documents. The interests of Cerberus may not coincide with the interests of other holders of our common stock. Additionally, Cerberus is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Cerberus may also pursue, for its own members’ accounts, acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as Cerberus continues to directly or indirectly own a significant amount of the outstanding shares of our common stock, Cerberus will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

We are restricted from competing with Trican in the oilfield services business in Canada, which may adversely affect our access to, or our ability to expand within, the Canadian market.

We agreed to a non-competition provision with Trican as part our acquisition of the Acquired Trican Operations, pursuant to which, subject to certain limited exceptions, we may not compete, directly or indirectly, with Trican in Canada in the oilfield services business through March 16, 2018. Subject to certain limited exceptions, we also may not own an interest in any entity that competes directly or indirectly with Trican in Canada, other than with respect to any industrial services or completion tools business or certain interests in companies with limited revenue derived from Canadian operations. These restrictions may adversely affect our access to or ability to expand within the Canadian market. Additionally, Trican has an ownership interest in Keane Investor, and conflicts of interest may therefore arise between Trican and our other shareholders relating to opportunities to enter into or expand within the Canadian oilfield business.

We will continue to incur increased costs as a result of recently becoming a publicly traded company.

As a newly public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations of the NYSE. Being subject to these rules and regulations will result in additional legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place significant strain on management, systems and resources.

These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory actions and potentially civil litigation.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, we will continue to qualify for and rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Keane Investor controls and, upon the completion of this offering, will continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE rules. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We currently utilize, and intend to continue to utilize, each of these exemptions. As a result, we do not have a majority of independent directors nor do our nominating and corporate governance and compensation

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

As a company with less than $1.0 billion in revenue during fiscal year 2016, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. As a result of these provisions:

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•

we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the IPO Transactions or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates as of June 30, 2018, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced disclosure in this prospectus.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to irrevocably “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted.

We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Provisions in our charter documents, certain agreements governing our indebtedness, the A&R Stockholders’ Agreement and Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control that some stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, possibly depressing the market price of our common stock.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace members of our management team. Examples of such provisions are as follows:

•

from and after such date that Keane Investor and its respective affiliates (as defined in Rule 12b-2 of the Exchange Act), or any person who is an express assignee or designee of Keane Investor’s respective rights under our certificate of incorporation (and such assignee’s or designee’s affiliates) (of these entities, the entity that is the beneficial owner of the largest number of shares is referred to as the “Designated Controlling Stockholder”) ceases to own, in the aggregate, at least 50% of the then-outstanding shares of our common stock (the “50% Trigger Date”), the authorized number of our directors may be increased or decreased only by the affirmative vote of two-thirds of the then-outstanding shares of our common stock or by resolution of our board of directors;

•

prior to the 50% Trigger Date, only our board of directors and the Designated Controlling Stockholder are expressly authorized to make, alter or repeal our bylaws and, from and after the 50% Trigger Date, our stockholders may only amend our bylaws with the approval of at least two-thirds of all of the outstanding shares of our capital stock entitled to vote;

•	from and after the 50% Trigger Date, the manner in which stockholders can remove directors from the board will be limited;

•	from and after the 50% Trigger Date, stockholder actions must be effected at a duly called stockholder meeting and actions by our stockholders by written consent will be prohibited;

•

from and after such date that Keane Investor and its respective affiliates (or any person who is an express assignee or designee of Keane Investor’s respective rights under our certificate of incorporation (and such assignee’s or designee’s affiliates)) ceases to own, in the aggregate, at least 35% of the then-outstanding shares of our common stock (the “35% Trigger Date”), advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors will be established;

•	limits on who may call stockholder meetings;

•

requirements on any stockholder (or group of stockholders acting in concert), other than, prior to the 35% Trigger Date, the Designated Controlling Stockholder, who seeks to transact business at a meeting or nominate directors for election to submit a list of derivative interests in any of our Company’s securities, including any short interests and synthetic equity interests held by such proposing stockholder;

•

requirements on any stockholder (or group of stockholders acting in concert) who seeks to nominate directors for election to submit a list of “related party transactions” with the proposed nominee(s) (as if such nominating person were a registrant pursuant to Item 404 of Regulation S-K, and the proposed nominee was an executive officer or director of the “registrant”); and

•

our board of directors is authorized to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

Our certificate of incorporation authorizes our board of directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

common stock, and, therefore, could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

In addition, under the agreements governing the Senior Secured Debt Facilities, a change in control may lead the lenders and/or holders to exercise remedies such as acceleration of the obligations thereunder, termination of their commitments to fund additional advances and collection against the collateral securing such obligations.

Pursuant to a limited liability company agreement entered into by Cerberus and certain other entities and individuals who agreed to co-invest with Cerberus through Keane Investor (the “Keane Investor LLC Agreement”), such appointees shall be selected by Keane Investor’s board of managers so long as KGI is a controlled company under the applicable rules of the NYSE. See “Certain Relationships and Related Party Transactions—Keane Investor Limited Liability Company Agreement.”

The A&R Stockholders’ Agreement provides that, except as otherwise required by applicable law, from the date on which (a) KGI is no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, Keane Investor has the right to designate a number of individuals who satisfy the Director Requirements (as defined herein) equal to one director fewer than 50% of our board of directors at any time and shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board of directors unless the management board of Keane Investor otherwise agrees by the affirmative vote of 80% of the management board of Keane Investor; (b) a Holder has beneficial ownership of at least 20% but less than 35% of our outstanding common stock, the Holder will have the right to designate a number of individuals who satisfy the Director Requirements equal to the greater of three or 25% of the size of our board of directors at any time (rounded up to the next whole number); (c) a Holder has beneficial ownership of at least 15% but less than 20% of our outstanding common stock, the Holder will have the right to designate the greater of two or 15% of the size of our board of directors at any time (rounded up to the next whole number); and (d) a Holder has beneficial ownership of at least 10% but less than 15% of our outstanding common stock, it will have the right to designate one individual who satisfies the Director Requirements. The right of Keane Investor or a Holder to appoint one or more directors could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our certificate of incorporation and bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, prospects or results of operations.

We may be required to make payments under our contingent value rights agreement with the RockPile Holders.

Subject to the terms and conditions of the CVR Agreement entered into upon consummation of the RockPile Acquisition, the RockPile Holders received one non-transferable contingent value right for each RockPile Acquisition Share, which collectively entitle the RockPile Holders to receive from the Company, in certain circumstances, an Aggregate CVR Payment Amount of up to $20.0 million. The Aggregate CVR Payment Amount is contingent upon the difference between $19.00 and the trading price of Keane’s common stock in a 30-trading day period prior to April 3, 2018, the nine-month maturity date of the contingent value rights, with such amount to be reduced, in certain circumstances, to the extent the RockPile Acquisition Shares are resold by the RockPile Holders prior to the maturity date. To the extent we are required to make a payment to the RockPile Holders under the CVR Agreement on the CVR Payment Date, our liquidity may be adversely affected. For additional information on our obligations under the CVR Agreement, see “Prospectus Summary—Recent Development—Rockpile Transactions.”

If a substantial number of shares becomes available for sale and are sold in a short period of time, the market price of our common stock could decline.

If Keane Investor or the RockPile Holders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease. The perception in the public market that Keane Investor or the RockPile Holders might sell shares of common stock could also create a perceived overhang and depress our market price. 111,831,176 shares of common stock are outstanding of which                      shares will be held by Keane Investor and the RockPile Holders upon the closing of this offering (assuming that the underwriters’ over-allotment option to purchase additional shares from the selling stockholders is not exercised). Prior to this offering, the Company, Keane Investor, the RockPile Holders and our executive officers and directors will have agreed with the underwriters to a “lock-up” period, meaning that such parties may not, subject to certain exceptions, sell any of their existing shares of our common stock without the prior written consent of representatives of the underwriters for at least        days after the date of this prospectus. Pursuant to these restrictions, among other exceptions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the         -day restricted period after the date of this prospectus. When the lock-up agreements expire, these shares will become eligible for sale, in some cases subject to the requirements of Rule 144 under the Securities Act (“Rule 144”).

In addition, Keane Investor and the RockPile Holders will have substantial demand and incidental registration rights, as described in “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” The market price for shares of our common stock may drop when the restrictions on resale by Keane Investor and the RockPile Holders lapse.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common shares, the market price of our common stock could decline.

The trading market for our common shares likely will be influenced by the research and reports that equity and debt research analysts publish about the industry, us and our business. The market price of our common

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

stock could decline if one or more securities analysts downgrade our shares or if those analysts issue a sell recommendation or other unfavorable commentary or cease publishing reports about us or our business. If one or more of the analysts who elect to cover us downgrade our shares, the market price of our common stock would likely decline.

Because we do not intend to pay dividends for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not intend to pay dividends for the foreseeable future, and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may, in its discretion, modify or repeal our dividend policy. The declaration and payment of dividends depends on various factors, including: our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In addition, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments. Our subsidiaries’ ability to pay dividends is restricted by agreements governing their debt instruments, and may be restricted by agreements governing any of our subsidiaries’ future indebtedness. Furthermore, our subsidiaries are permitted under the terms of their debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. See “Description of Indebtedness.”

Under the DGCL, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

You may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.

After this offering, we will have 388,168,824 shares of common stock authorized but unissued under our certificate of incorporation. We will be authorized to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for consideration and on terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 7,734,601 shares of our common stock for future awards that may be issued under our Equity and Incentive Award Plan. See “Item 11. Executive Compensation—Incentive Plans” in our 2016 10-K and “Shares Eligible for Future Sale—Incentive Plans.” Any common stock that we issue, including under our Equity and Incentive Award Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

In the future, we may also issue our securities, including shares of our common stock, in connection with investments or acquisitions. We regularly evaluate potential acquisition opportunities, including ones that would be significant to us, and we are currently participating in processes regarding several potential acquisition opportunities, including ones that would be significant to us. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. All statements other than statements of historical facts contained or incorporated by reference in this prospectus, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. Our forward-looking statements are generally accompanied by words such as “may,” “should,” “expect,” “believe,” ”plan,” “anticipate,” “could,” “intend,” “target,” “goal,” ”project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. Any forward-looking statements contained or incorporated by reference in this prospectus speak only as of the date on which we make them and are based upon our historical performance and on current plans, estimates and expectations. Forward-looking statements contained or incorporated by reference in this prospectus include, but are not limited to, statements about:

•	the competitive nature of the industry in which we conduct our business;

•	general business and economic conditions;

•	crude oil and natural gas commodity prices;

•	demand for services in our industry;

•	our ability to successfully integrate RockPile;

•	business strategy;

•	pricing pressures and competitive factors;

•	the effect of a loss of, or financial distress of, one or more key customers;

•	our ability to obtain or renew customer contracts;

•	the effect of a loss of, or interruption in operations of, one or more key suppliers;

•	the market price and availability of materials or equipment;

•	increased costs as the result of being a public company;

•	planned acquisitions and future capital expenditures;

•	technology;

•	financial strategy, liquidity, capital required for our ongoing operations and acquisitions, and our ability raise additional capital;

•	our ability to service our debt obligations;

•	ability to obtain permits, approvals and authorizations from governmental and third parties, and the effects of government regulation;

•	dividends;

•	future operating results; and

•	plans, objectives, expectations and intentions.

We caution you that the foregoing list may not contain all of the forward-looking statements made or incorporated by reference in this prospectus.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained or incorporated by reference in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” in our 2016 10-K, the section entitled “Risk Factors” in our Second Quarter 10-Q and elsewhere in this prospectus and the documents incorporated by reference. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained or incorporated by reference in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made or incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made or incorporated by reference in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders, including pursuant to any exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock from the selling stockholders, but we will be required to pay the underwriting discounts and commissions associated with such sales of shares.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on NYSE under the symbol “FRAC” since January 20, 2017. Our IPO was priced at $19.00 per share on January 19, 2017. Prior to that date, there was no public market for our stock. The following table sets forth, for the indicated periods, the high and low sales prices per share for common stock on the NYSE.

	High	Low
2017:
First Quarter (from January 20, 2017)	$22.93	$13.68
Second Quarter	$16.81	$12.42
Third Quarter (through August 4, 2017)	$16.79	$14.53

On August 4, 2017, the last reported sale price of our common stock on the NYSE was $15.49 per share. As of August 4, 2017, we had 10 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We do not intend to pay dividends for the foreseeable future. We are not required to pay dividends, and our stockholders will not be guaranteed, or have contractual or other rights to receive, dividends. The declaration and payment of any future dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other considerations that our board of directors deems relevant. Our board of directors may decide, in its discretion, at any time, to modify or repeal the dividend policy or discontinue entirely the payment of dividends.

The ability of our board of directors to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our board of directors and the boards of directors of our corporate subsidiaries incorporated in Delaware may declare dividends only to the extent of our “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See “Risk Factors—Risks Related to This Offering and Owning Our Common Stock—Because we do not intend to pay dividends for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.”

We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments. KGI is subject to restrictions under agreements governing its debt instruments and it and its subsidiaries are subject to general restrictions imposed on dividend payments under the laws of their jurisdictions of incorporation or organization. See “Risk Factors—Risks Related to Our Indebtedness—The agreements governing our indebtedness contain operating covenants and restrictions that limit our operations and could lead to adverse consequences if we fail to comply with them.”

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017:

•	on an actual basis; and

•	on an as adjusted basis to reflect (i) the RockPile Transactions and (ii) the payment by the Company of $ million of estimated fees and expenses related to the sale of shares offered hereby.

You should read this table together with “Selected Historical Financial Information” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2016 10-K, “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Second Quarter 10-Q and our consolidated financial statements and related notes included elsewhere and incorporated by reference in this prospectus.

	As of June 30, 2017
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$75.6	$

Debt, including current maturities
New ABL Facility(1)	$—		$—
New Term Loan Facility(1)	149.6		284.6
Capital leases	6.9		6.9

Total Debt	$156.5		$291.5

Stockholders’ equity:
Common stock, $0.01 par value; 500,000,000 shares authorized and 103,146,966 shares issued and outstanding on an actual basis; 500,000,000 shares authorized, 111,831,176 shares issued and outstanding on an as adjusted basis	1.0		1.0
Additional paid-in capital	404.4		534.6
Accumulated other comprehensive (loss)	(2.6)		(2.6)
Retained earnings (deficit)	(75.4)		(75.4)

Total stockholders’ equity	$327.4		$457.7

Total capitalization	$483.9		$749.2

(1)	The New ABL Facility and the New Term Loan Facility and the related interest expense, debt issuance costs, debt discount costs and the amortization expense on the debt issuance and debt discount costs are reflected in our financial statements incorporated by reference herein. Please refer to “Note 8—Long-Term Debt” to our audited financial statements for the year ended December 31, 2016 and “Note 7—Long-Term Debt” to our unaudited financial statements for the six months ended June 30, 2017 for further information.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED

FINANCIAL INFORMATION

The unaudited pro forma condensed combined and consolidated financial information presents Keane’s unaudited pro forma condensed combined and consolidated balance sheet as of June 30, 2017 and unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2016, the six months ended June 30, 2017 and the six months ended June 30, 2016 based upon the consolidated historical financial statements of Keane, after giving effect to the following transactions (collectively, the “Transactions”), which are described further in the notes below:

•	the acquisition of the Acquired Trican Operations (Note 2);

•	the RockPile Transactions (including the consummation of the RockPile Acquisition and the Additional Financing under the Incremental Term Loan Facility (as defined herein)) (Note 3);

•	the Organizational Transactions (Note 4); and

•	the IPO Transactions (Note 5);

The unaudited pro forma condensed combined and consolidated balance sheet as of June 30, 2017 gives pro forma effect to the RockPile Transactions as if they had occurred on such balance sheet date. The unaudited pro forma condensed combined and consolidated statements of operations for the year ended December 31, 2016, the six months ended June 30, 2017 and the six months ended June 30, 2016 give pro forma effect to the RockPile Transactions, the Organizational Transactions and the IPO Transactions as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined and consolidated statement of operations for the six months ended June 30, 2016 and the year ended December 31, 2016 also give pro forma effect to the acquisition of the Acquired Trican Operations, as if it had occurred on January 1, 2016.

The unaudited pro forma condensed combined and consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed combined and consolidated financial information. The unaudited pro forma condensed combined and consolidated financial information includes adjustments that give effect to events that are directly attributable to the Transactions described above, are factually supportable and, with respect to our statement of operations, are expected to have a continuing impact.

The unaudited pro forma condensed combined and consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results of the Company. The unaudited pro forma condensed combined and consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the acquisition of the Acquired Trican Operations, the RockPile Transactions or any integration costs that do not have a continuing impact.

The unaudited pro forma condensed combined and consolidated financial information should be read in conjunction with the consolidated financial statements of Keane, the Acquired Trican Operations, and RockPile incorporated by reference or included elsewhere in this prospectus.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

KEANE GROUP, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017

(IN THOUSANDS)

	Historical		Pro Forma
	Keane	RockPile	Adjustments for RockPile Transactions		Combined
Assets
Current assets:
Cash and cash equivalents	$75,552	$20,379	$7,758	3a.	$103,689
Trade and other accounts receivable	142,677	57,117	—		199,794
Inventories, net	30,501	2,895	(42)	3b.	33,354
Prepaid and other current assets	10,799	13,630	—		24,429

Total current assets	259,529	94,021	7,716		361,266
Property and equipment, net	285,569	81,413	76,241	3c.	443,223
Goodwill	50,624	—	77,372	3d.	127,996
Intangible assets	41,322	6,136	14,831	3e.	62,289
Notes receivable	—	—	250	3f.	250
Other noncurrent assets	5,573	613	(250)	3f.	5,936

Total Assets	$642,617	$182,183	$176,160		$1,000,960

Liabilities and Owners’ Equity
Current liabilities:
Accounts payable	$83,321	$38,999	$—		$122,320
Accrued expenses	65,564	22,161	—		87,725
Current maturities of capital lease obligations	2,642	—	—		2,642
Current maturities of long-term debt	342	—	581	3i.	923
Stock based compensation—current	4,281	—	—		4,281
Deferred revenue	—	23,053	—		23,053
Contingent liabilities	—	—	11,962	3g.	11,962
Other current liabilities	1,750	—	—		1,750

Total current liabilities	157,900	84,213	12,543		254,656

Capital lease obligations, less current maturities	4,210	—	—		4,210
Long-term debt, net of unamortized deferred financing costs and unamortized debt discount, less current maturities	144,535	—	130,470	3h.	275,005
Stock based compensation—non-current	4,281	—	—		4,281
Other noncurrent liabilities	4,242	827	—		5,069

Total noncurrent liabilities	157,268	827	130,470		288,565

Total liabilities	315,168	85,040	143,013		543,221

Owners’ equity (deficit):
Members’ equity	—	106,013	(106,013)	3i.	—
Common stock, par value $0.01 per share (500,000,000 shares authorized and 103,146,966 shares issued and outstanding on an actual basis; 500,000,000 shares authorized, 111,831,176 shares issued and outstanding on a pro forma basis	1,031	—	87	3i.	1,118
Paid-in capital excess of par value	404,361	—	130,203	3i.	534,564
Retained deficit	(75,384)	(8,870)	8,870	3i., 3j.	(75,384)
Accumulated other comprehensive (loss)	(2,559)	—	—		(2,559)

Total owners’ equity	327,449	97,143	33,147		457,739

Total liabilities and owners’ equity	$642,617	$182,183	$176,160		$1,000,960

See notes to unaudited pro forma condensed combined and consolidated financial information.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

KEANE GROUP, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED STATEMENT

OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(IN THOUSANDS)

	Historical		Pro Forma
	Keane	RockPile	Adjustments for RockPile Transactions		Adjustments for Organizational Transactions		Adjustments for IPO Transactions		Combined
Revenue	$563,289	$188,070	$(72)	3k.	$—		$—		$751,287
Operating costs and expenses:
Cost of services (excluding depreciation and amortization, shown separately)	502,376	162,125	(11,492)	3l.	—		(1,266)	5a.	651,743
Depreciation and amortization	63,112	628	23,052	3m.	—		—		86,792
Selling, general and administrative expenses	39,884	28,034	(1,220)	3n.	—		(4,519)	5b.	62,179

Total operating costs and expenses	605,372	190,787	10,340		—		(5,785)		800,714

Operating income (loss)	(42,083)	(2,717)	(10,412)		—		5,785		(49,427)

Other expense:
Other income, net	3,705	9	—		—		—		3,714
Interest expense	(44,710)	(294)	(5,956)	3o.	—		25,174	5c.	(25,786)

Total other expenses	(41,005)	(285)	(5,956)		—		25,174		(22,072)

Loss before income taxes	(83,088)	(3,002)	(16,368)		—		30,959		(71,499)

Income tax expense	(1,065)	—	—	3p.	27,684	4a.	—		26,619

Net loss	$(84,153)	$(3,002)	$(16,368)		$27,684		$30,959		$(44,880)

Net loss attributable to Predecessor	(8,769)
Net loss attributable to Keane Group, Inc.	(75,384)
Other comprehensive income (loss):
Foreign currency translation adjustments	44	—	—		—		—		44
Hedging activities	184	—	—		—		—		184

Total comprehensive loss	$(83,925)	$(3,002)	$(16,368)		$27,684		$30,959		$(44,652)

Net loss per share:
Basic and diluted net loss per share									$(0.40)
Weighted-average shares outstanding: basic and diluted			8,684	3q.	87,313		15,700		111,697

See notes to unaudited pro forma condensed combined and consolidated financial information.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

KEANE GROUP, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED STATEMENT

OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2016

(IN THOUSANDS)

	Historical			Pro Forma
	Keane	Trican	Rockpile Predecessor	Adjustments for Acquired Trican Operations		Adjustments for RockPile Transactions		Adjustments for Organizational Transactions		Adjustments for IPO Transactions		Combined
Revenue	$152,784	$43,466	$51,162	$—		$(45)	3k.	$—		$—		$247,367
Operating costs and expenses:
Cost of services (excluding depreciation and amortization, shown separately)	152,884	21,456	57,267	1,248	2a.	(12,469)	3l.	—		—		220,386
Depreciation and amortization	43,829	4,779	326	10,286	2b.	22,534	3m.	—		—		81,754
Selling, general and administrative expenses	35,516	36,286	11,348	(17,369)	2c.	1,125	3n.	—		—		66,906

Total operating costs and expenses	232,229	62,521	68,941	(5,835)		11,190		—		—		369,046

Operating (loss)	(79,445)	(19,055)	(17,779)	5,835		(11,235)		—		—		(121,679)

Other income (expense):
Other income (expense), net	1,006	(16,338)	8	—		—		—		—		(15,324)
Interest expense	(18,445)	(1,531)	(2,292)	(936)	2d.	(6,016)	3o.	—		5,508	5c.	(23,712)

Total other expenses	(17,439)	(17,869)	(2,284)	(936)		(6,016)		—		5,508		(39,036)

Loss before income taxes	(96,884)	(36,924)	(20,063)	4,899		(17,251)	3p.	—		5,508		(160,715)

Income tax expense	—	—	—	—		—		62,228	4a.	—		62,228

Net loss	$(96,884)	$(36,924)	$(20,063)	$4,899		$(17,251)		$62,228		$5,508		$(98,487)

Other comprehensive income (loss):
Foreign currency translation adjustments	65	—	—	—		—		—		—		65
Hedging activities	1,234	—	—	—		—		—		—		1,234

Total comprehensive (loss)	$(95,585)	$(36,924)	$(20,063)	$4,899		$(17,251)		$62,228		$5,508		$(97,188)

Net loss per share:
Basic and diluted net loss per share												$(0.88)
Weighted-average shares outstanding: basic and diluted						8,684	3q.	87,313		15,700	5d.	111,697

See notes to unaudited pro forma condensed combined and consolidated financial information.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

KEANE GROUP, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED STATEMENT

OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(IN THOUSANDS)

	Historical				Pro Forma
	Keane	Trican	RockPile Predecessor (January 1- September 7, 2016)	RockPile Successor (September 8- December 31, 2016)	Adjustments for Acquired Trican Operations		Adjustments for RockPile Transactions		Adjustments for Organizational Transactions		Adjustments for IPO Transactions		Combined
Revenue	$420,570	$43,466	$75,695	$47,842	$—		$(141)	3k.	$—		$—		$587,432
Operating costs and expenses:
Cost of services (excluding depreciation and amortization, shown separately)	416,342	21,456	83,618	45,811	1,248	2a.	(21,262)	3l.	—		—		547,213
Depreciation and amortization	100,979	4,779	479	355	10,286	2b.	44,885	3m.	—		—		161,763
Selling, general and administrative expenses	52,768	36,286	21,269	7,533	(19,166)	2c.	2,274	3n.	—		—		100,964
Impairment	185	—	—	—	—		—		—		—		185

Total operating costs and expenses	570,274	62,521	105,366	53,699	(7,632)		25,897		—		—		810,125

Operating loss	(149,704)	(19,055)	(29,671)	(5,857)	7,632		(26,038)		—		—		(222,693)

Other income (expense):
Other income (expense), net	916	(16,338)	60,933	5	—		—		—		—		45,516
Interest expense	(38,299)	(1,531)	(3,651)	(16)	(936)	2d.	(12,001)	3o.	—		14,209	5c.	(42,225)

Total other expenses	(37,383)	(17,869)	57,282	(11)	(936)		(12,001)		—		14,209		3,291

Loss before income taxes	(187,087)	(36,924)	27,611	(5,868)	6,696		(38,039)		—		14,209		(219,402)

Income tax expense	—	—	—	—	—		—	3p.	84,952	4a.	—		84,952

Net loss	(187,087)	(36,924)	$27,611	$(5,868)	6,696		$(38,039)		$84,952		$14,209		$(134,450)

Other comprehensive income (loss):
Foreign currency translation adjustments	22	—	—	—	—		—		—		—		22
Hedging activities	1,857	—	—	—	—		—		—		—		1,857

Total comprehensive (loss)	$(185,208)	$(36,924)	$27,611	$(5,868)	$6,696		$(38,039)		$84,952		$14,209		$(132,571)

Net loss per share:
Basic and diluted net loss per share													$(1.20)
Weighted-average shares outstanding: basic and diluted							8,684	3q.	87,313		15,700	5d.	111,697

See notes to unaudited pro forma condensed combined and consolidated financial information.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined and consolidated financial information is derived by applying pro forma adjustments to Keane’s historical consolidated financial statements for the year ended December 31, 2016, the six months ended June 30, 2017 and the six months ended June 30, 2016. Keane completed its acquisition of the Acquired Trican Operations on March 16, 2016, and its acquisition of RockPile on July 3, 2017.

The historical financial statements of the Acquired Trican Operations have been extracted from Trican U.S.’s interim financial information as of and for the period ended March 15, 2016. The historical financial statements of RockPile have been extracted from RockPile’s interim financial information as of and for the six months ended June 30, 2017 and for the six months ended June 30, 2016, and RockPile’s annual financial statements for the year ended December 31, 2016, which include RockPile’s periods from January 1, 2016 to September 7, 2016 (which are referred to as the results of operations of RockPile Predecessor) and September 8, 2016 to December 31, 2016 (which are referred to as the results of operations of RockPile Successor). Keane, Trican and RockPile have fiscal years that end on December 31.

The acquisition of the Acquired Trican Operations and RockPile were accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Under the acquisition method of accounting, the total consideration transferred is allocated to the tangible and identifiable intangible assets acquired and the liabilities assumed based on their fair values, in each case based on the estimated fair value as of the acquisition dates. The excess of the consideration transferred over the net tangible and identifiable intangible assets acquired is recorded as goodwill.

2. Acquired Trican Operations

On March 16, 2016, Keane completed its acquisition of the majority of the U.S. assets and assumed certain liabilities of Trican, which are herein referred to as the Acquired Trican Operations.

Conforming Accounting Policies

Trican U.S. historically capitalized stainless steel fluid ends within prepaid expenses when used and amortized the cost over a 1,000 hours useful life based on actual usage through selling, general and administrative expenses. Keane capitalizes the cost of stainless steel fluid ends in inventory and expenses it through cost of services when the fluid ends are placed into service.

Trican U.S. historically capitalized the costs of fracturing iron in inventory and expensed it through selling, general and administrative expenses when placed into service. Keane’s policy is to record fracturing iron as a fixed asset and to depreciate it over a 13-month useful life.

The pro forma adjustments to cost of services, depreciation and amortization expense, and selling, general and administrative expenses include estimates of the impact of conforming Trican U.S.’s accounting policies to Keane’s for stainless steel fluid ends and fracturing iron.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

Purchase Price Allocation

The Company accounted for the acquisition of the Acquired Trican Operations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Our final allocation of the total consideration is set forth below.

Cash	$199,400
Net working capital purchase price adjustment	6,000
Class A and C Units issued	42,669

Total purchase consideration	$248,069

Purchase consideration allocated to:
Accounts receivable	$37,377
Inventories	19,804
Prepaid expenses and other	7,170
Property and equipment	205,133
Identifiable intangible assets	3,880

Assets acquired	273,364
Accounts payable	(12,161)
Accrued expenses	(9,524)
Current maturities of capital lease obligations	(1,594)
Capital lease obligations, less current maturities	(2,386)
Other liabilities	(1,372)

Liabilities assumed	(27,037)
Goodwill	1,742

Total purchase consideration	$248,069

Pro Forma Adjustments for the Acquisition of the Acquired Trican Operations

The adjustments in each of the statements presented above give effect to the following:

•

adjustments associated with the effects of adjusting the historical net book values of the assets acquired and liabilities assumed to their estimated fair values, such as revised depreciation expense on property and equipment;

•	adjustments associated with the amortization of newly acquired intangible assets;

•

consideration of non-recurring items directly attributable to our acquisition of the Acquired Trican Operations such as transaction costs, termination benefits, stay bonuses and excluded businesses; and

•	adjustments to the historical financial statements of Trican U.S. in order to present its financial statements in conformity with Keane’s accounting policies.

a. Cost of Services

This adjustment reflects the effect on cost of services of recording fluid ends through cost of sales in accordance with Keane’s accounting policies rather than through selling, general and administrative expenses as was historically the practice under Trican U.S.’s accounting policies.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

b. Depreciation and Amortization

The net pro forma adjustment to depreciation and amortization is comprised of the following items:

	Six months ended June 30, 2016	Year ended December 31, 2016
Elimination of Trican’s historical depreciation and amortization expense	$(33,724)	$(33,724)
Depreciation and amortization expense for acquired assets	43,154	43,154

Adjustment to depreciation and amortization	9,430	9,430
Adjustment to depreciation expense to conform to Keane’s accounting policies related to fracturing iron	856	856

Pro forma adjustment to depreciation and amortization	$10,286	$10,286

c. Selling, General and Administrative Expenses

The net pro forma adjustment to selling, general and administrative expenses is comprised of the following items:

	Six months ended June 30, 2016	Year ended December 31, 2016
Elimination of Keane transaction costs related to the Trican transaction	$(13,607)	$(15,404)
Elimination of retention bonuses and termination benefits related to the acquisition	(1,844)	(1,844)
Elimination of selling, general and administrative expense related to excluded business	(74)	(74)
Adjustment to selling, general and administrative expense to conform to Keane’s accounting policies related to fluid ends and fracturing iron	(1,844)	(1,844)

Pro forma adjustment to selling, general and administrative expenses	$(17,369)	$(19,166)

d. Interest Expense

Represents the incremental interest expense and amortization of debt discount and deferred financing fees related to the 2016 Term Loan Facility used to finance the acquisition of the Acquired Trican Operations using an annual current interest rate of 8.5%. This adjustment also eliminates the interest expense associated with historical debt of Trican U.S. that we did not assume.

3. RockPile Transactions

On July 3, 2017 (the “RockPile Closing Date”), the Company completed its acquisition of 100% of the outstanding equity interests in RockPile.

Prior to our acquisition of RockPile, on September 8, 2016, RockPile was acquired by a wholly owned subsidiary of RockPile Energy Holdings, LLC, a company controlled by certain funds affiliated with White Deer Energy, L.P. (“White Deer Acquisition”). As a result of the White Deer Acquisition, a new basis of accounting

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

was created on September 8, 2016. The results of operations of RockPile prior to September 8, 2016 are referred to as the results of operations of “RockPile Predecessor”. The results of operations from September 8, 2016 to December 31, 2016 are referred to as the results of operations of “RockPile Successor”. The unaudited pro forma condensed combined and consolidated statements of operations for the year ended December 31, 2016, the six months ended June 30, 2017 and 2016 are based on the historical financial statements of Keane as well as RockPile Predecessor and RockPile Successor prior to the RockPile Transactions.

Significant Nonrecurring Items Included in the Historical Financial Statements

RockPile has incurred certain charges that we do not believe to be indicative of core operations and we believe are significant to current operating results, some of which we believe are unlikely to recur. The pro forma condensed combined and consolidated financial statements have not been adjusted to eliminate these charges. As such, these charges are separately discussed herein. For further discussion of these items, refer to RockPile’s audited financial statements for the year ended December 31, 2016 and unaudited interim financial statements for the six months ended June 30, 2017 and 2016.

Cancellation of debt income

As a result of the White Deer Acquisition on September 8, 2016, RockPile Predecessor recognized approximately $60.9 million of cancellation of debt income. This gain on debt settlement is included in RockPile Predecessor’s consolidated statements of operations for the period from January 1, 2016 to September 7, 2016.

Transaction costs

RockPile Predecessor incurred approximately $4.8 million of transaction costs related to the White Deer Acquisition which are included in selling, general and administrative expenses in RockPile Predecessor’s statements of operations for the period from January 1, 2016 to September 7, 2016.

Conforming Accounting Policies

RockPile historically included the portion of depreciation expense related to revenue producing property and equipment in cost of services. Keane presents all depreciation and amortization on a separate line in the statements of operations. The pro forma adjustment reclassifies RockPile’s depreciation expense related to revenue producing property and equipment from cost of services to depreciation and amortization in the pro forma condensed combined consolidated statements of operations.

RockPile historically expensed certain hydraulic fracturing engine components, such as transmissions and power ends, when purchased. Keane capitalizes the cost of transmissions and power ends and depreciates them over useful lives of three years and two and a half years, respectively, when placed into service. The pro forma adjustment to RockPile’s cost of services removes the impact of expensing these items when purchased. We have included the estimated depreciation expense of these items in depreciation and amortization in the pro forma condensed combined consolidated statements of operations.

RockPile historically classified rig engines as inventory and expensed the engines as they are placed into service. Keane classifies engines as equipment and depreciates them over useful lives of four years. The pro forma adjustment reclassifies the rig engine from inventory to property, plant and equipment. We have included the estimated depreciation expense of the rig engine in depreciation and amortization in the pro forma condensed combined consolidated statements of operations.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

RockPile historically classified insurance, and property tax expenses as cost of services. Keane classifies these expenses as selling, general and administrative expenses. The pro forma adjustment reclassifies these expenses from cost of services to selling, general and administrative expenses in the pro forma condensed combined consolidated statements of operations. Additionally, RockPile historically classified HSE professional fees as selling, general and administrative expenses. Keane classifies these fees as cost of services. The pro forma adjustment reclassifies HSE professional fees from selling, general and administrative expenses to cost of services in the pro forma condensed, combined consolidated statements of operations.

RockPile historically included deferred revenue within accrued expenses, whereas Keane includes the current portion of deferred revenue within other current liabilities. The pro forma adjustment reclassifies the current portion of deferred revenue from accrued expenses to deferred revenue in the pro forma condensed combined consolidated balance sheet.

Preliminary Purchase Price Allocation

The Company accounted for the RockPile Transactions using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The purchase accounting is subject to the twelve-month measurement period adjustments to reflect any new information that may be obtained in the future about facts and circumstance that existed as of the acquisition date that if known, would have affected the measurement of the amounts recognized as of that date.

The total consideration under GAAP purchase accounting that was transferred to acquire RockPile of $245.2 million, net of cash acquired, is comprised of $123.3 million in cash (as further described in the table below), $130.3 million of RockPile Acquisition Shares and approximately $12.0 million in contingent consideration associated with the CVR Agreement. The equity consideration is calculated based on 8,684,210 shares of Keane common stock issued at a closing stock price on the RockPile Closing Date of $16.29 per share, subject to a 7.9% discount due to lack of marketability as a result of certain of the lockup agreements entered into in connection with the issuance of the RockPile Acquisition Shares.

Closing cash purchase price	$115,193,900
Seller transaction expenses paid by Keane	5,199,267
Purchase price escrow amount	1,400,000
Indemnification escrow	1,500,000
Total U.S. GAAP cash consideration	$123,293,167

The CVR Agreement entitles each RockPile Holder on the CVR Payment Date to a CVR Payment Amount per RockPile Acquisition Share. The aggregate CVR Payment Amount will be reduced on a dollar for dollar basis if (i) the aggregate gross proceeds received in connection with the resale of any RockPile Acquisition Shares plus (ii) the product of the number of RockPile Acquisition Shares held by the RockPile Holders and the Twenty-Day VWAP plus (iii) the aggregate CVR Payment Amount exceeds $165 million. The fair value estimate of the contingent consideration under the CVR Agreement is preliminary and subject to change based on our final fair value estimate.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

Our preliminary allocation of the estimated total consideration is set forth below. These amounts are preliminary and may change when we finalize our fair value estimates. The preliminary allocation of the consideration transferred is based on the estimated fair values of the assets acquired and the liabilities assumed:

Cash consideration	$123,293
Equity consideration	130,290
Contingent consideration	11,962
Less: Cash acquired	(20,379)

Total purchase consideration, less cash acquired	$245,166

Fair value of consideration transferred allocated to:
Trade and other accounts receivable	$57,117
Inventories, net	2,853
Prepaid and other current assets	13,630
Property and equipment, net	157,654
Intangible assets	20,967
Notes receivable	250
Other noncurrent assets	363

Assets acquired	252,834
Accounts payable	(38,999)
Accrued expenses	(22,161)
Deferred revenue	(23,053)
Other noncurrent liabilities	(827)

Liabilities assumed	(85,040)
Goodwill	77,372

Total purchase consideration	$245,166

Pro Forma Adjustments for the RockPile Transactions

The adjustments in each of the statements presented above give effect to the following:

•

adjustments associated with the effects of adjusting the historical net book values of the assets acquired and liabilities assumed to their estimated fair values and related impact on the statements of operations, such as revised depreciation expense on the estimated fair value of the acquired property and equipment;

•	adjustments associated with the amortization of acquired intangible assets;

•	consideration of non-recurring items directly attributable to our acquisition of RockPile such as transaction costs;

•	adjustments to the historical financial statements of RockPile to present its financial statements in conformity with Keane’s accounting policies;

•

the impact of the purchase price allocation of the RockPile Acquisition, including payment of cash and issuance of common stock as part of the consideration transferred to affect the RockPile Acquisition; and

•	the Additional Financing under the Company’s Incremental Term Loan Facility used to finance the RockPile Acquisition, and the associated impact to interest expense.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

The unaudited pro forma condensed combined and consolidated balance sheet and statement of operations and comprehensive loss give effect to the following adjustments:

a. Cash

Represents the cash consideration paid for the RockPile Acquisition and net proceeds from the Incremental Term Loan Facility:

June 30, 2017
Net proceeds from the Incremental Term Loan Facility	$131,051
Less: Cash consideration paid for acquisition of RockPile	(123,293)

Net pro forma adjustment to cash	$7,758

b. Inventories, net

Represents the adjustment to reclassify a rig engine from inventory to property, plant and equipment.

c. Property and equipment, net

Represents the adjustments to recognize the preliminary fair value of the acquired property and equipment, which includes the acquisition of transmissions and power ends that were historically expensed when purchased by RockPile. This adjustment also reflects the reclassification of $0.2 million of software for internal use acquired from RockPile from property and equipment to intangible assets, and the reclassification of a rig engine acquired from RockPile from inventory to property, plant and equipment, to conform with Keane’s accounting policies.

d. Goodwill

Represents the adjustment to recognize goodwill as the amount of purchase consideration that is in excess of the fair value of the assets acquired and the liabilities assumed.

e. Intangible assets

Represents the adjustment to recognize the preliminary fair value of the acquired intangible assets. This adjustment also includes the reclassification of $0.2 million of software for internal use acquired from RockPile from property and equipment to intangible assets to conform with Keane’s accounting policies.

f. Notes receivable

Represents the reclassification of $0.3 million of a long-term note receivable acquired from RockPile from other noncurrent assets to notes receivable.

g. Contingent consideration

Represents the fair value of the contingent consideration related to the CVR Agreement included as part of the purchase consideration.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

h. Long-term debt

Represents the borrowing under the Incremental Term Loan Facility, net of original issue discount and deferred financing costs:

June 30, 2017
Incremental Term Loan Facility	$135,000
Less: Original issue discount and deferred financing costs	(3,949)

Long-term debt	131,051

i. Equity

Represents the adjustments to eliminate RockPile’s historical equity and to issue 8,684,210 shares of Keane’s common stock to the seller at the RockPile Closing Date stock price of $16.29, subject to a 7.9% discount for lack of marketability.

j. Retained earnings

Represents the adjustment to eliminate RockPile’s historical RockPile retained earnings.

k. Revenue

Represents the adjustment to reclassify rental income from revenue to reduce rental expense within selling, general and administrative expenses.

l. Cost of services

The net pro forma adjustment to cost of services is comprised of the following items:

			RockPile
	Six months ended June 30, 2017	Six months ended June 30, 2016	Predecessor (January 1 – September 7, 2016)	Successor (September 8 – December 31, 2016)	Combined year ended December 31, 2016
Eliminate Rockpile’s historical depreciation expense from cost of services	$(8,904)	$(11,193)	$(14,820)	$(2,680)	$(17,500)
Eliminate expenses related to the purchase of power ends and transmissions	(1,867)	(562)	(1,113)	(1,103)	(2,216)
Reclassify RockPile’s historical expenses between cost of services and selling, general and administrative expenses	(721)	(714)	(1,019)	(527)	(1,546)

Pro forma adjustment to cost of sales	$(11,492)	$(12,469)	$(16,952)	$(4,310)	$(21,262)

The adjustment to reclassify RockPile’s historical expenses between cost of services and selling, general and administrative expenses include the following adjustments:

•

reclassification of historical insurance and property tax expenses of $0.8 million, $1.0 million, and $1.6 million for six months ended June 30, 2017 and 2016, and year ended December 31, 2016, respectively, from cost of services to selling, general and administrative expenses; and

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

•	remaining balance comprises of reclassification of historical HSE professional fees from selling, general and administrative expenses to cost of services.

m. Depreciation and amortization

The net pro forma adjustment to depreciation and amortization is comprised of the following items:

			RockPile
	Six months ended June 30, 2017	Six months ended June 30, 2016	Predecessor (January 1 – September 7, 2016)	Successor (September 8 – December 31, 2016)	Combined year ended December 31, 2016
Eliminate Rockpile’s historical depreciation and amortization expense	$(628)	$(326)	$(479)	$(356)	$(835)
Adjust depreciation and amortization expense for acquired assets	23,680	22,860	31,369	14,351	45,720

Pro forma adjustment to depreciation and amortization	$23,052	$22,534	$30,890	$13,995	$44,885

Pro forma depreciation and amortization expense related to the assets acquired is recorded within the depreciation and amortization line item in the pro forma condensed combined and consolidated statements of operations.

n. Selling, general and administrative expenses

The net pro forma adjustment to selling, general and administrative expenses is comprised of the following items:

			RockPile
	Six months ended June 30, 2017	Six months ended June 30, 2016	Predecessor (January 1 – September 7, 2016)	Successor (September 8 – December 31, 2016)	Combined year ended December 31, 2016
Eliminate transaction costs related to the Rockpile Acquisition	$(2,238)	$—	$—	$—	$—
Reclassify RockPile’s historical expenses between selling, general and administrative expense and cost of services	649	668	944	462	1,406
Adjust for new compensation arrangements with RockPile personnel	369	457	630	238	868

Pro forma adjustment to selling, general and administrative expenses	$(1,220)	$1,125	$1,574	$700	$2,274

The adjustment to eliminate transaction costs related to the RockPile Acquisition includes the elimination of legal and other professional fees incurred during the historical period that are non-recurring but are directly attributable to the transaction.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

The adjustment to reclassify RockPile’s historical expenses between selling, general and administrative expenses and cost of services include the following adjustments:

•

reclassification of historical insurance and property tax expenses of $0.8 million, $1.0 million, and $1.6 million for six months ended June 30, 2017 and 2016, and year ended December 31, 2016, respectively, from cost of services to selling, general and administrative expenses; and

•	remaining balance comprises of reclassifications of historical expenses such as rental income and HSE professional fees.

The adjustment for new compensation arrangements with RockPile employees include the following adjustments:

•	addition of stock compensation expense related to new Keane restricted stock units and stock options issued to five RockPile executives;

•	elimination of RockPile’s historical stock compensation expense related to the five RockPile executives who received new Keane stock compensation awards;

•	elimination of executive retention bonuses related to the RockPile Transactions that were paid by RockPile in the six months ended June 30, 2017; and

•

addition of $1.0 million of expense related to RockPile’s two-year executive retention bonus program, which will be paid ratably by Keane on the first and second anniversaries of the RockPile Closing Date.

o. Interest expense

Represents the adjustment to reflect interest expense and amortization of original issue discount and deferred financing fees related to the Incremental Term Loan Facility based on a current interest rate of 8.35%.

p. Income tax expense

We have included the pro forma income tax expense adjustment in 4a. as Keane became a taxable entity in conjunction with the Organizational Transactions.

q. Net loss per share

Represents the adjustment to issue 8,684,210 shares of Keane’s common stock to the seller as part of the purchase consideration. As a result of the pro forma combined and consolidated net loss reported for the six months ended June 30, 2017 and 2016, and for the year ended December 31, 2016, the basic and diluted net loss per share were the same, with no consideration given to potentially anti-dilutive securities.

4. Pro Forma Adjustments for the Organizational Transactions

In conjunction with the IPO on January 25, 2017, all operating subsidiaries became subsidiaries of Keane Group, Inc., a Delaware corporation. As a result, all of our operations became taxable as part of a consolidated group for federal income tax purposes.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

a. Provision for income taxes

The pro forma adjustment to income tax (benefit) expense is derived by applying a combined federal and state statutory tax rate of 38.72% to the pro forma pre-tax earnings of the Company, which assumes that all of the Keane Group, Inc. entities are taxable as a group for federal and state income tax purposes.

5. Pro Forma Adjustments for the IPO Transactions

On January 25, 2017, the Company completed the initial public offering of its shares. The net proceeds were used to fully repay KGH Intermediate Holdco II, LLC’s term loan balance of $99 million under the 2016 Term Loan Facility and the associated prepayment premium of $13.8 million, and to repay $50 million of the Company’s Notes and the associated prepayment premium of approximately $0.5 million.

a. Cost of services

Represents the elimination of employee bonus expense associated with the IPO Transactions recorded in cost of services.

b. Selling, general and administrative expenses

Represents the elimination of transaction costs and employee bonus expense associated with the IPO Transactions recorded in selling, general and administrative expenses.

c. Interest expense

Represents the adjustment to interest expense associated with the repayment of the 2016 Term Loan Facility and the partial repayment of the Notes. The adjustment to the pro forma statement of operations for the six months ended June 30, 2017 includes the removal of the prepayment penalties and write-off of original issue discount and deferred financing fees associated with these early repayments.

d. Net loss per share

Represents the adjustment of 15,700,000 common shares offered by the Company in the IPO Transactions.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties. It does not include all of the provisions of our material arrangements, agreements and transactions with related parties, does not purport to be complete and is qualified in its entirety by reference to the arrangements, agreements and transactions described. We enter into transactions with our stockholders and other entities owned by, or affiliated with, our direct and indirect stockholders in the ordinary course of business. These transactions include, amongst others, professional advisory, consulting and other corporate services.

We paid Cerberus Operations and Advisory Company, LLC (“COAC”), an affiliate of Cerberus, fees totaling approximately $0.1 million, $1.0 million, $0.7 million and $0.3 million for the six months ended June 30, 2017 and the years ended December 31, 2016, 2015, and 2014, respectively, for consulting services provided in connection with improving the Company’s operations. We may retain COAC to provide similar services in the future.

KG Fracing Acquisition Corp., an affiliate of Cerberus, and several entities affiliated with the Keane family (the “Keane Parties”), including KCK Family Limited Partnership, LP and SJK Family Limited Partnership, LP, made certain members loans in the amount of $20.0 million to Keane on December 23, 2014 (collectively, the “Shareholder Loan”). In connection with our acquisition of the Acquired Trican Operations, on March 16, 2016, such entities contributed all of their right, title and interest in and to the Shareholder Loan in exchange for an aggregate of 41,468.59 Class A Units of our predecessor, Keane Group, which converted into an equivalent amount of Class A Units in Keane Investor in connection with our IPO.

Several of our board members are employees of our Sponsor, and funds managed by one or more affiliates of our Sponsor indirectly own a substantial portion of our equity through their ownership of Keane Investor.

Organizational Transactions

In connection with our corporate reorganization, in connection with our IPO, we entered in transactions with certain of our affiliates that became members of Keane Investor. See “Item 1. Business—Initial Public Offering and Organizational Transactions” of our 2016 10-K for a description of these transactions.

Trican Transaction

On January 25, 2016, Keane and its subsidiary, Keane Frac, LP (“Keane Frac”), entered into an asset purchase agreement with Trican, pursuant to which Keane Frac agreed to acquire substantially all of the pressure-pumping assets, of which Trican had previously invested $1 billion in before write-downs, and assume specified related liabilities, relating to Trican’s U.S. oilfield services business. The Trican transaction was completed on March 16, 2016 for aggregate consideration comprised of a cash payment of $200 million, subject to customary working capital adjustments, and Class A and Class C Units of Keane. Trican agreed to provide Keane a seller indemnity (payable by Trican in cash or through a return of a portion of its interests in Keane to Keane), against which we have asserted and settled certain claims. See below and “Note (17) (Commitments and Contingencies)” to the consolidated financial statements in our Second Quarter 10-Q for more information. In addition, the seller indemnity is further partially backstopped by a representations and warranties insurance policy for the benefit of Keane.

As a result of the Trican transaction, Keane acquired, among other things, approximately 645,000 hydraulic horsepower, 14 cement pumps, seven coiled tubing units, 19 nitrogen units and 14 acidizing units and assumed

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

various customer relationships. In addition, Keane acquired Trican U.S.’s operating bases located in strategic oil and gas basins, including the Permian Basin, the Marcellus Shale/Utica Shale, the SCOOP/STACK Formation, the Bakken Formation and the Eagle Ford Shale, as well as the Engineered Solutions Center.

Keane also acquired ownership of substantially all intellectual property relating primarily to Trican’s United States oilfield services business, which includes know-how, trade secrets, formulas, processes, customer lists and other non-registered intellectual property primarily used in connection with that business (the “Acquired Trican Intellectual Property”).

We refer to the acquired assets and assumed liabilities acquired in the Trican transaction as the “Acquired Trican Operations.”

In addition, Keane entered into two fully paid-up, perpetual, non-exclusive licenses to certain intellectual property owned by Trican or its affiliates and used in Trican’s U.S. oilfield service business, other than the Acquired Trican Intellectual Property. In the first license agreement between Keane and Trican Parent (the “Pump Control IP License Agreement”), Keane obtained the right to use Trican Parent’s electronic control system technology related to pump control and all related intellectual property owned by Trican’s Parent as of the closing date of the Trican transaction, limited to the oilfield services business in the United States. The Pump Control IP License Agreement also grants Keane a non-exclusive right of offer to negotiate and enter into a separate license agreement for certain intellectual property newly developed by Trican or its affiliates following the consummation of the Trican transaction on commercially reasonable terms, which will expire upon the later of (i) a change of control of Keane, (ii) the date Trican ceases to own any equity interest in Keane, or (iii) five years from the date of the Pump Control IP License Agreement.

In a separate license agreement entered into between Keane and Trican as part of the Trican transaction (the “General IP License Agreement”), Keane obtained the right to use substantially all intellectual property owned by Trican or its affiliates used in Trican’s U.S. oilfield services business as of the closing date of the Trican transaction (other than intellectual property related to the Fracking Fluids), limited to the oilfield services business in the United States. In addition, Keane received the right to use certain Trican proprietary fracking-related fluids as of the closing date of the Trican transaction, including the Fracking Fluids, for Keane’s hydraulic fracturing services to its customers, which license does not allow Keane to manufacture the Fracking Fluids but allows Keane to purchase the Fracking Fluids from Trican’s suppliers on favorable pricing terms. Keane also received the right to negotiate with Trican for the supply of Fracking Fluids that are improved following the consummation of the Trican transaction on terms at least as favorable as the most favorable terms granted by Trican to any of its other customers or licensees, which will expire upon the later of (i) a change of control of Keane, (ii) the date Trican ceases to own any equity interest in Keane or (iii) five years from the date of the General IP License Agreement.

Keane also entered into a non-competition provision with Trican as part our acquisition of the Acquired Trican Operations, pursuant to which, subject to certain limited exceptions, Keane may not compete, directly or indirectly, with Trican in Canada in the oilfield services business through March 16, 2018. Subject to certain limited exceptions, Keane also may not own an interest in any entity that competes directly or indirectly with Trican in Canada, other than with respect to any industrial services or completion tools business or certain interests in companies with limited revenue derived from Canadian operations. Keane is also restricted from knowingly interfering with business relationships of Trican. The non-competition provision does not restrict Keane’s ability to participate in certain limited equity investments in publicly owned companies.

Pursuant to the non-competition provision above, Trican may not compete with Keane in the oilfield services business in the United States, own an interest in any entity that competes, directly or indirectly, with

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Keane in any capacity, or knowingly interfere with the business relationships of Keane, in each case subject to certain limited restrictions, until the earlier of March 16, 2018 and the date on which certain prescribed reductions in Trican’s ownership interests in Keane occurs.

At the time of the transaction, Keane and Trican also entered into a customary transition services agreement that facilitated Keane’s integration of the acquired business into its existing operations.

As part of the Trican APA, certain representations and warranties were provided to Keane by Trican relating to the condition of the acquired machinery and equipment. The material maintenance expenditures incurred by Keane to bring all of the acquired machinery and equipment into proper working order exceeded the representations made in the Trican APA. On June 12, 2017, the Company and Trican reached a settlement that resulted in proceeds to Keane of $2.1 million and net gain on settlement to Keane of $3.6 million. Trican, pursuant to its conditional rights under the A&R Stockholders’ Agreement, has appointed its President and Chief Executive Officer to serve as a member of Keane’s Board of Directors.

Stockholders’ Agreement

In connection with IPO, KGI entered into a Stockholders’ Agreement with Keane Investor. Upon the consummation of the RockPile Acquisition, on July 3, 2017, KGI, RockPile Holdings, WDE RockPile Aggregate, LLC and Keane Investor entered into the A&R Stockholders’ Agreement. The rights of the parties under such agreement are described below:

Registration Rights

Any Holder party to the A&R Stockholders’ Agreement and (i) collectively and beneficially own at least 20% of the total issued and outstanding Registrable Securities (as defined herein) or (ii) collectively and beneficially own at least 10% of the total issued and outstanding Registrable Securities, provided they beneficially own Registrable Securities equivalent to at least 50% of the Registrable Securities beneficially owned by them as of the effective date (each such Holder, a “Demand Holder”) may, at any time after                days following the completion of this offering request we register the resale, under the Securities Act, of all or any portion of the shares of common stock that such Demand Holder owns (provided that in the case of a demand from Keane Investor, shares to be registered are on a pro rata and pari passu basis based on each member of Keane Investor’s beneficial ownership of Registrable Securities).

With respect to the A&R Stockholders’ Agreement, “Registrable Securities” generally refers to outstanding shares of our common stock owned or hereafter acquired by a Holder; provided, however, that any such shares shall cease to be Registrable Securities to the extent (i) a registration statement with respect to the sale of such shares has been declared effective under the Securities Act and such shares have been disposed of in accordance with the plan of distribution set forth in such registration statement, (ii) such shares have been sold to the public through a broker, dealer or market maker in compliance with Rule 144 or Rule 145 of the Securities Act (or any successor rule), or (iii) such shares cease to be outstanding.

Any Demand Holder may require that we effect a registration, and either RockPile Holdings or the White Deer Holder may require that we effect a registration with respect to the Registrable Securities held by the RockPile Holders, provided that we are not required to effect more than one “marketed” underwritten offering or more than one demand registration in any consecutive 180-day period (excluding a marketed underwritten offering at the request of RockPile Holdings or the White Deer Holder), that the number of shares of common stock requested to be registered in any underwritten offering have a value equal to at least $40.0 million or 100% of the Registrable Securities then held by such Demand Holder, that we are not required to effect more than one

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

demand registration (including a marketed underwritten offering) at the request of RockPile Holdings or WDE RockPile Aggregate, LLC and that we are not required to effect more than six demand registrations. We may postpone for a reasonable period of time, which may not exceed 90 days, the filing of a registration statement that a Demand Holder requested that it file pursuant to the A&R Stockholders’ Agreement if our board of directors determines that the filing of the registration statement would require us to disclose material non-public information that, in our board of directors’ good faith judgment, after consultation with independent outside counsel to the Company, would be required to be disclosed in such registration statement but which we have a bona fide business purpose for not disclosing publicly, provided that, unless otherwise approved in writing by the Holders of a majority of our common stock that demanded the registration, we may not postpone such filing more than twice, or for more than an aggregate of 90 days, in each case, during any 12-month period.

In addition, if we propose to register additional shares of common stock, each Holder will be entitled to notice of the registration and will be entitled to include its shares of common stock (on a pro rata and pari passu basis) in that registration with all registration expenses paid by us. Prior to the distribution by Keane Investor of all of the common stock it holds as of the completion of this offering to its equityholders, Holders other Keane Investor or a Demand Holder will not be entitled to include shares of common stock held by such Holder in a registration proposed by us unless Keane Investor or a Demand Holder also elects to participate in such registration.

Board Representation Rights

Pursuant to the A&R Stockholders’ Agreement, we are required to appoint individuals designated by Keane Investor (the “Keane Investor Designees”) to our board of directors.

Our certificate of incorporation provides that, prior to the 50% Trigger Date, the authorized number of directors may be increased or decreased by the Designated Controlling Stockholder or a majority of our directors. The Designated Controlling Stockholder shall, immediately prior to the 50% Trigger Date, set the size of the board of directors at 11 directors. On or after the 50% Trigger Date, the authorized number of directors may be increased or decreased by the affirmative vote of not less than two-thirds (2/3) of the then-outstanding shares of capital stock or by resolution of our board of directors. Under the A&R Stockholders’ Agreement, Keane Investor, or any Holder, will have the following board representation rights:

•

from the date on which KGI is no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, Keane Investor shall have the right to designate to our board of directors a number of individuals equal to one director fewer than 50% of our board of directors at any time, and will (i) cause its directors appointed to the board of directors to vote in favor of maintaining an 11-person board of directors (unless the management board of Keane Investor otherwise agrees by affirmative vote of 80% of the members of the management board of Keane Investor) and (ii) appoint four directors designated by Cerberus and one director designated by Trican; provided, however, that such Keane Investor Designees are qualified and suitable to serve as members of our board of directors under all applicable corporate governance policies and guidelines of KGI and our board of directors, and all applicable legal, regulatory and stock exchange requirements (other than any requirements under the NYSE regarding director independence) (the “Director Requirements”);

•

for so long as any Holder has beneficial ownership of less than 35% but at least 20% of our then-outstanding common stock, such Holder shall have the right to designate to our board of directors a number of individuals who satisfy the Director Requirements equal to the greater of (i) three or (ii) 25% of the size of our board of directors at any time (rounded up to the next whole number);

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

for so long as any Holder has beneficial ownership of less than 20% but at least 15% of our then-outstanding common stock, such Holder shall have the right to designate to our board of directors a number of individuals who satisfy the Director Requirements equal to the greater of (i) two or (ii) 15% of the size of our board of directors at any time (rounded up to the next whole number);

•

for so long as any Holder has beneficial ownership of less than 15% but at least 10% of our then-outstanding common stock, such Holder shall have the right to designate one individual to our board of directors who satisfies the Director Requirements.

Each of Cerberus, Trican and a representative of a majority of the shares of common stock held by the Keane Parties, shall be entitled to, at its option, designate up to two individuals in the capacity of non-voting observers (the “Observers”) to our board of directors. RockPile Holdings (or WDE RockPile Aggregate, LLC, if RockPile Holdings designates its appointment right) shall be entitled, subject to certain conditions, to appoint one individual in the capacity of Observer to our board of directors. The appointment and removal of any Observer shall be by written notice to the board of directors. An Observer may attend any meeting of the board of directors, provided that no Observer shall have the right to vote or otherwise participate in the board of directors meeting in any way other than to observe any applicable meeting of the board of directors. Our board of directors or any committee thereof shall have the right to exclude an Observer from any meeting or portion thereof in the sole discretion of a majority of the members in attendance at such meeting. If the Keane Parties, directly or indirectly, cease to beneficially own at least 50% of our common stock beneficially owned by the Keane Parties at the time of this offering, the Keane Parties shall no longer have any right to appoint Observers and shall cause any appointed Observers to immediately resign. If Trican, directly or indirectly, ceases to beneficially own at least 25% of our common stock beneficially owned by Trican at the time of this offering, Trican shall no longer have any right to appoint Observers and shall cause such appointed observers to immediately resign. If the RockPile Holders, directly or indirectly, cease to beneficially own at least 50% of our common stock beneficially owned by the RockPile Holders at the time of the RockPile Closing Date, RockPile Holdings shall no longer have any right to appoint Observers and shall cause any appointed Observers to immediately resign.

Under the A&R Stockholders’ Agreement, in the event of a vacancy on our board of directors arising through the death, resignation or removal of a Holder’s board designee, the Holder shall have the right to designate a replacement who satisfies the Director Requirements to fill such vacancy.

Indemnification; Expenses

We have agreed to indemnify Keane Investor, or any Holder, against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which we sell shares of our common stock, unless such liability arose from Keane Investor, or any such Holder’s, misstatement or omission, and Keane Investor and the Holders have agreed to indemnify us against all losses caused by their misstatements or omissions. We have also agreed to pay all expenses incident to our performance of or compliance with the registration rights under the A&R Stockholders’ Agreement, including but not limited to all underwriting discounts, commissions, fees and related expenses of underwriters, provided that a Demand Holder shall be responsible for our out-of-pocket registration expenses in the case of a withdrawal of a demand registration by such party (subject to certain exceptions). In addition, the A&R Stockholders’ Agreement will provide that any ownership interests in Keane forfeited by Trican as a result of an indemnification by Trican (in connection with our acquisition of the Acquired Trican Operations) will be subsequently transferred to our Company by Keane Investor.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Keane Investor Limited Liability Company Agreement

Our Sponsor, the Keane Parties, Trican and management holders of Keane’s Class B Units, entered into the Keane Investor LLC Agreement, pursuant to which Keane Investor’s appointees to our Board of Directors will be selected. The Keane Investor LLC Agreement also contains certain non-competition restrictions as described above in “—Trican Transaction,” as well as transfer restrictions relating to Keane Investor’s shares of our common stock. See “Shares Eligible for Future Sale—Transfer Restrictions under the Keane Investor LLC Agreement.” A copy of the Keane Investor LLC Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Policy and Procedures for the Review, Approval or Ratification of Transactions with Related Persons

Our board of directors has adopted a written policy (the “Related Party Policy”) and procedures for the review, approval or ratification of “Related Party Transactions” by the independent members of the audit and risk committee of our board of directors. For purposes of the Related Party Policy, a “Related Party Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including the incurrence or issuance of any indebtedness or the guarantee of indebtedness) in which (1) the aggregate amount involved will or may be reasonably expected to exceed $120,000 in any fiscal year, (2) the Company or any of its subsidiaries is a participant, and (3) any Related Party (as defined herein) has or will have a direct or indirect material interest.

The Related Party Policy defines “Related Party” as any person who is, or, at any time since the beginning of the Company’s last fiscal year, was (1) an executive officer, director or nominee for election as a director of the Company or any of its subsidiaries, (2) a person with greater than five percent (5%) beneficial interest in the Company, (3) an immediate family member of any of the individuals or entities identified in (1) or (2) of this paragraph, and (4) any firm, corporation or other entity in which any of the foregoing individuals or entities is employed or is a general partner or principal or in a similar position or in which such person or entity has a five percent (5%) or greater beneficial interest. Immediate family members (each, a “Family Member”) includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person’s home, other than a tenant or employee.

Prior to the Company entering into any Related Party Transaction, such Related Party Transaction will be reported to our General Counsel who will report the same to the audit and risk committee. Our General Counsel will conduct an investigation and evaluation of the Related Party Transaction and will report his or her findings to the audit and risk committee, including a summary of material facts. The audit and risk committee will review the material facts of all Related Party Transactions which require the audit and risk committee’s approval and either approve or disapprove of the Related Party Transaction, subject to the exceptions described below. If advance notice of a Related Party Transaction has been given to the audit and risk committee and it is not possible to convene a meeting of the audit and risk committee, then the chairman of the audit and risk committee will consider whether the Related Party Transaction is appropriate and, if it is, will approve the Related Party Transaction, with the audit and risk committee being asked to ratify the Related Party Transaction at the next regularly scheduled meeting of the audit and risk committee. In the event the audit and risk committee does not ratify any such Related Party Transaction, management shall make all reasonable efforts to cancel or annul such Related Party Transaction. In determining whether to approve or ratify a Related Party Transaction, the audit and risk committee, or its chairman, as applicable, will consider all factors it deems appropriate, including the factors listed below in “—Review Criteria.”

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Entering into a Related Party Transaction without the approval or ratification required by the terms of the Related Party Policy is prohibited and a violation of such policy. In the event the Company’s directors, executive officers or Chief Accounting Officer become aware of a Related Party Transaction that was not previously approved or ratified under the Related Party Policy, such person will promptly notify the audit and risk committee (or, if it is not practicable for the Company to wait for the audit and risk committee to consider the matter, the chairman of the audit and risk committee) will consider whether the Related Party Transaction should be ratified or rescinded or other action should be taken, with such review considering all of the relevant facts and circumstances regarding the Related Party Transaction, including the factors listed below in “—Review Criteria.” The chairman of the audit and risk committee will report to the committee at its next regularly scheduled meeting any actions taken under the Related Party Policy pursuant to the authority delegated in this paragraph. The audit and risk committee will also review all of the facts and circumstances pertaining to the failure to report the Related Party Transaction to the audit and risk committee and will take, or recommend to our board of directors, any action the audit and risk committee deems appropriate.

No member of the audit and risk committee or director of our board will participate in any discussion or approval of a Related Party Transaction for which he or she is a Related Party, except that the audit and risk committee member or board director will provide all material information concerning the Related Party Transaction to the audit and risk committee.

If a Related Party Transaction will be ongoing, the audit and risk committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the audit and risk committee, on at least an annual basis, will review and assess ongoing relationships with the Related Party to ensure that they are in compliance with the audit and risk committee’s guidelines and that the Related Party Transaction remains appropriate.

Review Criteria

All Related Party Transactions will be reviewed in accordance with the standards set forth in the Related Party Policy after full disclosure of the Related Party’s interests in the transaction. As appropriate for the circumstances, the audit and risk committee or its chairman, as applicable, will review and consider:

•	the Related Party’s interest in the Related Party Transaction;

•

the terms of the Related Party Transaction, including the approximate dollar value of the amount involved in the Related Party Transaction and the approximate dollar value of the amount of the Related Party’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction is being undertaken in the ordinary course of business of the Company;

•	whether the transaction with the Related Party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to the Company of, the Related Party Transaction;

•	a description of any provisions or limitations imposed as a result of entering into the Related Party Transaction;

•	whether the proposed transaction includes any potential reputational risk issues for the Company which may arise as a result of or in connection with the Related Party Transaction;

•	whether the proposed transaction would violate any requirements of the Company’s financing or other material agreements; and

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	any other relevant information regarding the Related Party Transaction or the Related Party.

The audit and risk committee, or its chairman, as applicable, may approve or ratify the Related Party Transaction only if the audit and risk committee, or its chairman, as applicable, determines in good faith that, under all of the circumstances, the transaction is fair to the Company. The audit and risk committee, in its sole discretion, may impose such conditions as it deems appropriate on the Company or the Related Party in connection with approval of the Related Party Transaction.

Pre-Approved Related Party Transactions

The audit and risk committee has determined that the following transactions will be deemed pre-approved or ratified and will not require review or approval of the audit and risk committee, even if the aggregate amount involved will exceed $120,000, unless otherwise specifically determined by the audit and risk committee.

•

Any employment by the Company of an executive officer of the Company or any of its subsidiaries if the related compensation conforms with our Company’s compensation policies and if the executive officer is not a Family Member of another executive officer or of a director of our board; and

•	Any compensation paid to a director of our board if the compensation is consistent with the Company’s bylaws and any compensation policies.

Notwithstanding anything to the contrary in the Related Party Policy, in the event the bylaws of the Company require review by our board of directors and/or approval of a Related Party Transaction, the audit and risk committee, and its chairman, will not have the authority to review or approve a Related Party Transaction but will provide a recommendation to our board of directors for the board’s use in its consideration of a given Related Party Transaction.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of August 4, 2017 by:

•	each person who is known by us to beneficially own 5% or more of our outstanding shares of capital stock;

•	the selling stockholders;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. None of the persons listed in the following table owns any securities that are convertible into common stock at his or her option currently or within 60 days of our listing date on the NYSE. Unless otherwise indicated, the address for each 5% stockholder, director and executive officer listed below is c/o Keane Group, Inc., 2121 Sage Road, Houston, TX 77056.

	Shares beneficially owned before offering	Shares beneficially owned after offering (assuming no exercise of underwriters’ over-allotment option to purchase additional shares)	Shares beneficially owned after offering (assuming full exercise of underwriters’ over-allotment option to purchase additional shares)	Percentage of shares beneficially owned (assuming no exercise of underwriters’ over-allotment option to purchase additional shares)			Percentage of shares beneficially owned (assuming full exercise of underwriters’ over-allotment option to purchase additional shares)
Name of Beneficial Owner	Number	Number	Number	Before Offering(1)	After Offering		Before Offering(1)	After Offering
5% Stockholder and Selling Stockholders:
Keane Investor Holdings LLC(2)(3)	72,239,439			64.6%		%	64.6%		%
WDE RockPile Aggregate, LLC(4)	8,544,422			7.6%		%	7.6%		%
Robert C. Dacar	104,187			*	*		*	*
All other selling stockholders as a group (5)	35,601			*	*		*	*

Directors:
James C. Stewart	—	—	—	—	—		—	—
Lucas N. Batzer	—	—	—	—	—		—	—
Dale M. Dusterhoft	—	—	—	—	—		—	—
Marc G. R. Edwards	52,082	52,082	52,082	*	*		*	*
Christian A. Garcia	—	—	—	—	—		—	—
James E. Geisler	18,947	18,947	18,947	—	—		—	—
Lisa A. Gray	—	—	—	—	—		—	—
Gary M. Halverson	31,249	31,249	31,249	*	*		*	*
Shawn Keane	—	—	—	—	—		—	—
Elmer D. Reed	31,249	31,249	31,249	*	*		*	*
Lenard B. Tessler	—	—	—	—	—		—	—
Scott Wille	—	—	—	—	—		—	—

Named Executive Officers:
Gregory L. Powell	—	—	—	—	—		—	—
M. Paul DeBonis Jr.	—	—	—	—	—		—	—
All directors and executive officers as a group(3) (18 persons)	237,714	237,714	237,714	*	*		*	*

*	Represents less than 1%.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	Percentage of shares beneficially owned prior to the offering is based on 111,831,176 shares of our common stock outstanding as of August 4, 2017.
(2)	Keane Investor is held by a private investor group, including affiliates of Cerberus, members of the Keane family, Trican Well Service, L.P. and certain current members of management. Messrs. Batzer, Geisler, Tessler, Wille and Ms. Gray are affiliated with Cerberus. Affiliates of Cerberus have indirect economic interests in 55,144,294 shares or approximately 49.3%, calculated based on Cerberus’ Class A interests in Keane Investor. Mr. Dusterhoft is Chief Executive Officer and a director of Trican Well Service, L.P., which has, through its ownership of Class A Units in Keane Investor, indirect economic interests in 9,871,201 shares or approximately 8.8% of our outstanding common stock. Shawn Keane is affiliated with several of the Keane Parties that own Class A Units in Keane Investor and which, collectively, have indirect economic interests in 7,223,944 shares or approximately 6.5% of our outstanding common stock. Several members of our management, including Messrs. Stewart, Powell and DeBonis and two additional officers, hold 84,118 Class B Units in Keane Investor. As a result, such individuals will be entitled to certain cash distributions from Keane Investor following the distribution of $468 million to holders of Class A Units in Keane Investor. Trican Well Service, L.P. also holds Class C Units in Keane Investor that entitle Trican to certain cash distributions from Keane Investor following certain distributions to the holders of Class A Units and Class B Units. See “Certain Relationships and Related Party Transactions.”
(3)	The address for Keane Investor Holdings LLC and Messrs. Batzer, Geisler, Tessler, Wille and Ms. Gray is c/o Cerberus Capital Management, L.P., 875 Third Avenue, New York, New York 10022.
(4)	WDE RockPile Aggregate, LLC is owned directly and indirectly by several funds controlled by Edelman & Guill Energy Ltd. Affiliates of Edelman & Guill Energy Ltd. have indirect economic interests in 8,544,422 shares or approximately 7.6% of our outstanding stock, calculated based on Edelman & Guill Energy Ltd.’s indirect control of WDE RockPile Aggregate, LLC.
(5)	Shares shown in the table include shares owned by the selling stockholders other than those named in the table that in the aggregate beneficially own less than 1.0% of our common stock as of August 4, 2017.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following summarizes the most important terms of our common stock and related provisions of the certificate of incorporation and our bylaws. This description also summarizes the principal agreements relating to our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws and the agreements referred to below, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

There are 111,831,176 shares of our common stock issued and outstanding as of August 4, 2017.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights

Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders. A majority vote is required for all action to be taken by stockholders, except as otherwise provided for in our certificate of incorporation and bylaws or as required by law, including the election of directors in an election that is determined by our board of directors to be a contested election, which requires a plurality. Our certificate of incorporation provides that our board of directors and, prior to the 50% Trigger Date, the Designated Controlling Stockholder, are expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws after the 50% Trigger Date with the approval of at least two-thirds of the total voting power of the outstanding shares of our capital stock entitled to vote in any annual election of directors.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock.

Other Rights

Our common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Preferred Stock

Our board of directors is authorized, by resolution or resolutions, to issue up to 50,000,000 shares of our preferred stock. Our board of directors is authorized, by resolution or resolutions, to provide, out of the unissued shares of our preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix, without further stockholder approval, the designation, powers, preferences and relative, participating, option

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

or other special rights, including voting powers and rights, and the qualifications, limitations or restrictions thereof, of each series of preferred stock pursuant to Section 151 of the DGCL. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above market price. We have no current plan to issue any shares of preferred stock.

Composition of our Board of Directors

Our board of directors currently has 12 members. The A&R Stockholders’ Agreement provides that, except as otherwise required by applicable law, from the date (a) immediately prior to the 50% Trigger Date, the Designated Controlling Stockholder shall set the size of the board of directors at 11 directors; (b) on which we are no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, Keane Investor shall have the right to designate a number of individuals who satisfy the Director Requirements equal to one director fewer than 50% of our board of directors at any time and shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board of directors unless the management board of Keane Investor otherwise agrees by the affirmative vote of 80% of the management board of Keane Investor; (c) on which a Holder has beneficial ownership of at least 20% but less than a 35% of our then-outstanding common stock, the Holder will have the right to designate a number of individuals who satisfy the Director Requirements equal to the greater of three or 25% of the size of our board of directors at any time (rounded up to the next whole number); (d) on which a Holder has beneficial ownership of at least 15% but less than 20% of our then-outstanding common stock, the Holder will have the right to designate the greater of two or 15% of the size of our board of directors at any time (rounded up to the next whole number); and (e) on which a Holder has beneficial ownership of at least 10% but less than 15% of our then-outstanding common stock, it will have the right to designate one individual who satisfies the Director Requirements.

Pursuant to the Keane Investor LLC Agreement and the A&R Stockholders’ Agreement, prior to the 50% Trigger Date, a majority vote of the management board of Keane Investor is required to designate directors to our board of directors, and the designated directors consist of six designees of Cerberus (if Cerberus so requests), one individual designated by Trican (if Trican so requests) and the Chief Executive Officer of Keane. From the date on which we are no longer a controlled company under the applicable rules of the NYSE but prior to the 35% Trigger Date, a majority vote of the management board of Keane Investor is required to designate nominees to be included and the slate for election to our board of directors if the designated nominees consist of four nominees of Cerberus (if Cerberus so requests) and one nominee of Trican (if Trican so requests). The nominees shall include persons that are “independent” for purposes of the Listed Company Rules of the NYSE if required to comply with such rules.

Our certificate of incorporation provides that our board of directors will consist of not less than seven directors and not more than 15 directors, and that the exact number of directors will be determined by a resolution of our board of directors. Our certificate of incorporation also provides that, prior to the 50% Trigger Date, the Designated Controlling Stockholder may increase or decrease the authorized number of directors on our board of directors. Following the 50% Trigger Date, the authorized number of directors may be increased or decreased only with the approval of at least two-thirds of all of the outstanding shares of our capital stock entitled to vote.

Each of Cerberus, Trican and a representative of a majority of the shares of common stock held by the Keane Parties, shall be entitled to, at its option, designate up to two individuals in the capacity of Observers to our Board of Directors. RockPile Holdings (or WDE RockPile Aggregate, LLC, if RockPile Holdings designates its appointment right) shall be entitled to, subject to certain conditions, designate one individual in the capacity of

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Observer to our Board of Directors. The appointment and removal of any Observer shall be by written notice to the Board of Directors. An Observer may attend any meeting of the board of directors, provided that no Observer shall have the right to vote or otherwise participate in the board of directors meeting in any way other than to observe any applicable meeting of the board of directors. Our board of directors or any committee thereof shall have the right to exclude an Observer from any meeting or portion thereof in the sole discretion of a majority of the members in attendance at such meeting. If the Keane Parties, directly or indirectly, cease to beneficially own at least 50% of our common stock beneficially owned by the Keane Parties at the time of this offering, the Keane Parties shall no longer have any right to appoint Observers and shall cause any appointed Observers to immediately resign. If Trican, directly or indirectly, ceases to beneficially own at least 25% of our common stock beneficially owned by Trican at the time of this offering, Trican shall no longer have any right to appoint Observers and shall cause such appointed observers to immediately resign. If the RockPile Holders, directly or indirectly, cease to beneficially own at least 50% of our common stock beneficially owned by the RockPile Holders at the time of the RockPile Closing Date, RockPile Holdings shall no longer have any right to appoint Observers and shall cause any appointed Observers to immediately resign.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and of our certificate of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals, other than proposals made by or at the direction of our board of directors or, prior to the 35% Trigger Date, by the Designated Controlling Stockholder. Our bylaws also establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or by a committee appointed by our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Calling Special Stockholder Meetings

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by our board of directors or by stockholders owning at least 25% in amount of our entire capital stock issued and outstanding, and entitled to vote.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Prior to the 50% Trigger Date, the Designated Controlling Stockholder may take any action that may be taken at a meeting by written consent. On or after the 50% Trigger Date, no action may be taken by written consent in lieu of a stockholders’ meeting.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Undesignated Preferred Stock

Our board of directors is authorized to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Delaware Anti-Takeover Statute

We have elected not to be governed by Section 203 of the DGCL, an anti-takeover law (“Section 203”). This law prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include: any merger or consolidation involving us and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. We have opted out of this provision. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Removal of Directors; Vacancies

Our certificate of incorporation provides that, following the 50% Trigger Date, directors may be removed with or without cause upon the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding shares of the capital stock of the Company entitled to vote in any annual election of directors or class of directors, voting together as a single class. In addition, our certificate of incorporation provides that vacancies, including those resulting from newly created directorships or removal of directors, may only be filled (i) by the Designated Controlling Stockholder or by a majority of the directors then in office, prior to the 50% Trigger Date, and (ii) after the 50% Trigger Date, by a majority of the directors then in office, in each case although less than a quorum, or by a sole remaining director. This may deter a stockholder from increasing the size of our board of directors and gaining control of the board of directors by filling the remaining vacancies with its own nominees.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Limitation on Directors’ Liability

Our certificate of incorporation and bylaws will indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our Company and our stockholders (through stockholders’ derivative suits on behalf of our Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Senior Secured Debt Facilities

Under our credit agreements, a change of control may permit the lenders to exercise remedies, such as acceleration of their loans, termination of their obligations to fund additional advances and collection against the collateral securing such loan.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Stockholders’ Agreement

Registration Rights

Any Holder that (i) collectively and beneficially own at least 20% of the total issued and outstanding Registrable Securities or (ii) collectively and beneficially own at least 10% of the total issued and outstanding Registrable Securities, provided they beneficially own Registrable Securities equivalent to at least 50% of the Registrable Securities beneficially owned by them as of the effective date, will have the right to require us to register their shares under the Securities Act under specified circumstances. In addition, RockPile Holdings and WDE RockPile Aggregate, LLC will have the right to register the shares acquired by the RockPile Holders in the RockPile Acquisition under certain circumstances.

Demand and Form S-3 Registration Rights

A Demand Holder, RockPile Holdings or WDE RockPile Aggregate, LLC, in each case subject to specified limitations, may require that we register all or part of their shares (or the RockPile Holders’ shares) of our common stock for sale under the Securities Act, provided that we are not required to effect more than one “marketed” underwritten offering or more than one demand registration in any consecutive 180-day period, that the number of shares of common stock requested to be registered in any underwritten offering have a value equal

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

to at least $40,000,000 or 100% of the Registrable Securities then held by such Demand Holder, that we are not required to effect more than one demand registration (including a marketed underwritten offering) at the request of RockPile Holdings or WDE RockPile Aggregate, LLC and that we are not required to effect more than six demand registrations. The Demand Holders, the RockPile Holdings and WDE RockPile Aggregate, LLC may make demand for registrations on Form S-1, a long-form registration statement, or Form S-3, a short-form registration statement, when we are eligible to use those forms.

Piggyback Registration Rights

If we propose to register additional shares of common stock, each Holder will be entitled to notice of the registration and will be entitled to include its shares of common stock (on a pro rata and pari passu basis) in that registration with all registration expenses paid by us. Prior to the distribution by Keane Investor of all of the common stock it holds as of the completion of this offering to its equityholders, the only Holders permitted under the Stockholders’ Agreement to include their shares of common stock in a registration proposed by us shall be Keane Investor, the RockPile Holders or a Demand Holder, unless Keane Investor or a Demand Holder (other than the RockPile Holders) also elects to participate in such registration.

Limitations and Expenses

Other than in a demand registration, with specified exceptions, the rights of the Holders to include shares in a registration are subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any registrations made pursuant to the A&R Stockholders’ Agreement, including demand registrations, registrations on Form S-3 and piggyback registrations, will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by us, provided that a Demand Holder shall be responsible for our out-of-pocket registration expenses in the case of a withdrawal of a demand registration by such party (subject to certain exceptions).

Listing

Our common stock is listed on the NYSE under the symbol “FRAC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

111,831,176 shares of common stock are outstanding as of August 4, 2017. In addition, 7,734,601 shares of our common stock have been reserved for issuance under our Incentive Plan, as further described in “Item 11. Executive Compensation” in our 2016 10-K. All of the shares sold in the IPO are, and all of the shares that are sold in this offering or issued under our incentive plan will be, freely tradable. Shares held by our affiliates and the shares issued in connection with the RockPile Acquisition are subject to certain restrictions on resale.

In addition, following this offering certain shareholders will be restricted by lock-up agreements, as described in greater detail below.

Registration Rights

In connection with the IPO, we entered into the Stockholders’ Agreement with Keane Investor, pursuant to which we granted Keane Investor the right to require us to register its shares of our common stock held by Keane Investor for resale under the Securities Act under specified circumstances. After registration and sale pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements. In connection with the RockPile Acquisition, we amended the Stockholders’ Agreement to provide similar registration rights to WDE RockPile Aggregate, LLC and RockPile Holdings on behalf of the RockPile Holders. Please see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” for additional information regarding these registration rights.

Lock-Up Agreements

The selling stockholders and our executive officers and directors will enter into lock-up agreements with the underwriters providing, subject to certain exceptions, that they will not, subject to certain exceptions, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is                days after the date of this prospectus. We will also agree, subject to certain, exceptions, that we will not, directly or indirectly, offer, sell, issue, contract to sell, pledge or otherwise dispose of or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to take any such action, during the period from the date of this prospectus continuing through the date that is                days after the date of this prospectus. Pursuant to this agreement, among other exceptions and subject to certain restrictions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the                 -day restricted period after the date of this prospectus. For a more complete description of the lock-up restrictions and specified exceptions, see “Underwriting.”

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, under Rule 144, as currently in effect, our affiliates who satisfy such holding period requirements are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Transfer Restrictions under the Keane Investor LLC Agreement

The Keane Investor LLC Agreement provides that following the 35% Trigger Date, the management board of Keane Investor may cause the distribution of our common stock held by Keane Investor to the members of Keane Investor. If any equityholder of Keane Investor does not wish to participate in a private block sale or resale by Keane Investor (a “Sell-Down”) of our common stock (the “Sell-Down Stock”), Keane Investor shall, subject to compliance with securities laws, distribute to such equityholder such equityholder’s pro rata share of our common stock that would have otherwise been sold in such Sell-Down (the “Distributed Stock”); provided that the Distributed Stock shall be subject to the same restrictions on transfer, market stand-off and lock-up provisions to which the Sell-Down Stock is subject in the A&R Stockholders’ Agreement (the “Transaction Transfer Restrictions”). Subject to compliance with applicable securities laws, the Distributed Stock may be sold or otherwise disposed of by the holder thereof so long as no Transaction Transfer Restriction period is in effect. Keane Investor shall provide notice to such holder or its representatives of its intention to effect a Sell-Down not more than 30 calendar days prior to the intended date for the completion of such Sell-Down, in which event the holder of the Distributed Stock shall have the right to participate in such Sell-Down with Keane Investor pro rata based on such holder’s beneficial ownership of our common stock, or, if not participating in such Sell-Down, shall not sell or otherwise dispose of the Distributed Stock (or other of our common stock beneficially owned by such holder) during such 30 calendar day period or such longer transfer, market stand-off or lock-up provision that Keane Investor or its members shall become subject to in connection with such Sell-Down.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF INDEBTEDNESS

The following is a summary of the material provisions of the instruments and agreements evidencing the material indebtedness of Keane and certain of its subsidiaries. It does not include all of the provisions of our material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the instruments and agreements described.

2016 ABL Facility

On March 16, 2016, KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC entered into an amendment which modified the Amended and Restated Revolving Credit and Security Agreement, dated as of August 8, 2014 (as amended), by and among KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, KGH Intermediate Holdco I, LLC and Keane Frac GP, LLC, in their capacity as guarantors, the lenders party thereto and PNC Bank, National Association, as agent for the lenders (the “2016 ABL Facility”) with certain financial institutions (collectively, the “2016 ABL Lenders”) and PNC Bank, National Association, as agent for the 2016 ABL Lenders.

On February 17, 2017, we replaced our 2016 ABL Facility with the New ABL Facility.

New ABL Facility

On February 17, 2017, Keane Group, Keane Frac, LP, and KS Drilling, LLC (together with Keane Group, Keane Frac, LP, and each other person that becomes an ABL Borrower under the ABL Facility in accordance with the terms thereof, the “ABL Borrowers”) and the ABL Guarantors (as defined below) entered into an asset-based revolving credit agreement (the “New ABL Facility”) with each lender from time to time party thereto and Bank of America, N.A. as administrative agent and collateral agent. No early termination fees were incurred by KGI in connection with such termination. We refer to the above as the “ABL Refinancing Transaction.” The following is a summary of the material provisions of the New ABL Facility. It does not include all of the provisions of the New ABL Facility, does not purport to be complete and is qualified in its entirety by reference to the New ABL Facility described.

Structure.    The New ABL Facility provides for a $150.0 million revolving credit facility (with a $20.0 million sub-facility for letters of credit), subject to a borrowing base (as described below). In addition, subject to approval by the applicable lenders and other customary conditions, the New ABL Facility allows for an increase in commitments of up to $75.0 million.

Maturity.    The loans arising under the initial commitments under the New ABL Facility, that have not been extended, mature on February 17, 2022. The loans arising under any tranche of extended loans or additional commitments mature as specified in the applicable extension amendment or increase joinder, respectively.

Borrowing Base.    The amount of loans and letters of credit available under the New ABL Facility is limited to, at any time of calculation, an amount equal to (a) 85% multiplied by the amount of eligible billed accounts; plus (b) 75% multiplied by the amount of eligible unbilled accounts; provided, that the amount attributable to clause (b) may not exceed 20% of the borrowing base (after giving effect to any reserve, this limitation and the limitation set forth in the proviso in clause (c)); plus (c) the lesser of (i) 70% of the cost and (ii) 85% of the appraised value of eligible inventory and eligible frac iron; provided, that the amount attributable to clause (c) may not exceed 15% of the borrowing base (after giving effect to any reserve, this limitation and the limitation set forth in the proviso in clause (b)); minus (d) the then applicable amount of all reserves.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Interest.    Amounts outstanding under the New ABL Facility bear interest at a rate per annum equal to, at Keane Group’s option, (a) the base rate, plus an applicable margin equal to (x) if total net leverage is greater than 4.0:1.0, 3.50%, (y) if the total net leverage ratio is less than or equal to 4.0:1.0 but greater than 3.5:1.0, 3.25% or (z) if the total net leverage ratio is less than or equal to 3.5:1.0, 3.00%, or (b) the adjusted LIBOR rate for such interest period, plus an applicable margin equal to (x) if total net leverage is greater than 4.0:1.0, 4.50%, (y) if the total net leverage ratio less than or equal to 4.0:1.0 but greater than 3.5:1.0, 4.25% or (z) if the total net leverage ratio is less than or equal to 3.5:1.0, 4.00%. The margin is set at the highest level until the first day following the second full fiscal quarter ending after February 17, 2017 and the total net leverage ratio is determined on the last day of the most recent fiscal quarter then ended. Following an event of default, the New ABL Facility bears interest at the rate otherwise applicable to such loans at such time plus an additional 2.00% per annum during the continuance of such event of default, and the letter of credit fees increase by 2.00%.

Guarantees.    Subject to certain exceptions as set forth in the definitive documentation for the New ABL Facility, the amounts outstanding under the New ABL Facility are guaranteed by KGI, KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac GP, LLC, each ABL Borrower (other than with respect to its own obligations) and each subsidiary of KGI that will be required to execute and deliver a facility guaranty after February 17, 2017 (collectively, the “ABL Guarantors”).

Security.    Subject to certain exceptions as set forth in the definitive documentation for the New ABL Facility, the obligations under the New ABL Facility are (a) secured by a first-priority security interest in and lien on substantially all of the accounts receivable; inventory; chattel paper, instruments and documents related to accounts, receivables, inventory, equipment securing the New ABL Facility; lender-provided hedges; cash; deposit accounts and cash and cash equivalents credited thereto; payment intangibles, general intangibles, commercial tort claims and books and records related to any of the foregoing; rights to business interruption insurance; and supporting obligations of the Company and its subsidiaries that are ABL Borrowers or ABL Guarantors under the New ABL Facility (collectively, the “ABL Facility Priority Collateral”) and (b) subject to certain exceptions, secured on a second-priority security interest in and lien on substantially all of the assets of KGI and the ABL Guarantors to the extent not constituting ABL Facility Priority Collateral.

Fees.    Certain customary fees are payable to the lenders and the agents under the New ABL Facility.

Affirmative and Negative Covenants.    The New ABL Facility contains various affirmative and negative covenants (in each case, subject to customary exceptions as set forth in the definitive documentation for the New ABL Facility).

Financial Covenants.    The New ABL Facility provides that if any of (a) an event of default is occurring and continuing, (b) if no loan or letter of credit (other than any letter of credit that has been cash collateralized) is outstanding, liquidity is less than the greater of (i) 15% of the loan cap and (ii) $17.5 million at any time or (c) if any loan or letter of credit (other than any letter of credit that has been cash collateralized) is outstanding, excess availability is less than the greater of (i) 15% of the loan cap and (ii) $17.5 million at any time, then the consolidated fixed charge coverage ratio, as of the last day of the most recently completed four consecutive fiscal quarters for which financial statements were required to have been delivered, may not be lower than 1.0:1.0. This financial covenant will remain in effect until the thirtieth consecutive day that all such triggers no longer exist. The results of operation and indebtedness of any unrestricted subsidiaries will not be taken into account for purposes of compliance with this financial covenant.

Events of Default.    The New ABL Facility contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the New ABL Facility).

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

2016 Term Loan Facility

On March 16, 2016, KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC and Keane Frac, LP, entered into a credit agreement (as amended, the “2016 Term Loan Facility”) with certain financial institutions (collectively, the “2016 Term Lenders”) and CLMG Corp., as administrative agent for the 2016 Term Lenders. The 2016 Term Loan Facility initially provided for a $100.0 million term loan. The 2016 Term Loan Facility was prepaid in full on January 25, 2017 in connection with the IPO.

New Term Loan Facility

On March 15, 2017, Keane Group, Keane Frac, LP and KS Drilling, LLC (together with Keane Group, Keane Frac, LP and each other person that becomes a New Term Loan Borrower under the New Term Loan Facility in accordance with the terms thereof, the “New Term Loan Borrowers”) and the New Term Loan Guarantors (as defined below) entered into a term loan facility (the “2017 Term Loan Facility”) with each lender from time to time party thereto and Owl Rock, as administrative agent and collateral agent. On the RockPile Closing Date, the New Term Loan Borrowers, the New Term Loan Guarantors (as defined below) entered in an incremental term loan facility (the “Incremental Term Loan Facility” and, together with the 2017 Term Loan Facility, collectively, the “New Term Loan Facility”) with each of the incremental lenders party thereto, each of the existing lenders party thereto and Owl Rock, as administrative agent and collateral agent. The following is a summary of the material provisions of the New Term Loan Facility. It does not include all of the provisions of the New Term Loan Facility, does not purport to be complete and is qualified in its entirety by reference to the New Term Loan Facility described.

Structure.    The 2017 Term Loan Facility provides for a $150.0 million initial term loan facility and the Incremental Term Loan Facility provides for a $135.0 million incremental term loan facility (collectively, the “Term Loans”). In addition, subject to certain customary conditions, the New Term Loan Facility allows for additional incremental term loans in an amount equal to the sum of (a) $50.0 million (less certain amounts in connection with permitted notes and subordinated indebtedness), plus (b) an unlimited amount, subject to, in the case of subclause (b), immediately after giving effect thereto, the total net leverage ratio being less than 1.75:1.00.

Maturity.    August 18, 2022 or, if earlier, the stated maturity date of any other term loans or term commitments.

Amortization.    The loans under the 2017 Term Loan Facility amortize in quarterly installments equal to 1.00% per annum of the aggregate principal amount of all initial term loans outstanding, commencing with June 30, 2017. The loans under the Incremental Term Loan Facility amortize in quarterly installments equal to (a) the aggregate original principal amount of the loans under the Incremental Term Loan Facility, times (b) the ratio of (x) the amount of all loans under the 2017 Term Loan Facility that are being repaid on such date to (y) the total aggregate principal amount of all loans under the 2017 Term Loan Facility that remained outstanding as of the RockPile Closing Date, but giving pro forma effect to the amortization payment to be made on June 30, 2017, commencing with September 30, 2017.

Interest.    The Term Loans bear interest at a rate per annum equal to, at Keane Group’s option, (a) the base rate plus 6.25%, or (b) the adjusted LIBOR rate for such interest period (subject to a 1.00% floor) plus 7.25%. Following an event of default, the Term Loans bear interest at the rate otherwise applicable to such Term Loans at such time plus an additional 2.00% per annum during the continuance of such event of default.

Prepayments.    The New Term Loan Facility is required to be prepaid with: (a) 100% of the net cash proceeds of certain asset sales, casualty events and other dispositions, subject to the terms of an intercreditor

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

agreement between the agent for the New Term Loan Facility and the agent for the New ABL Facility and certain exceptions; (b) 100% of the net cash proceeds of debt incurrences or issuances (other than debt incurrences permitted under the New Term Loan Agreement) and (c) 50% (subject to step-downs to zero, in accordance with a total net leverage ratio test) of excess cash flow minus certain voluntary prepayments made under the New Term Loan Facility and all voluntary prepayments of loans under the New ABL Facility to the extent the commitments under the New ABL Facility are permanently reduced by such prepayments.

Guarantees.    Subject to certain exceptions as set forth in the definitive documentation for the New Term Loan Facility, the amounts outstanding under the New Term Loan Facility are guaranteed by KGI, KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac GP, LLC, each New Term Loan Borrower (other than with respect to its own obligations) and each subsidiary of KGI that will be required to execute and deliver a facility guaranty after March 15, 2017 (collectively, the “New Term Loan Guarantors”).

Security.    Subject to certain exceptions as set forth in the definitive documentation for the New Term Loan Facility, the obligations under the New Term Loan Facility are secured by (a) a first-priority security interest in and lien on substantially all of the assets of the New Term Loan Borrowers and the New Term Loan Guarantors to the extent not constituting ABL Facility Priority Collateral and (b) a second-priority security interest in and lien on the ABL Facility Priority Collateral.

Fees.    Certain customary fees are payable to the lenders and the agents under the New Term Loan Facility.

Affirmative and Negative Covenants.    The New Term Loan Facility contains various affirmative and negative covenants (in each case, subject to customary exceptions as set forth in the definitive documentation for the New Term Loan Facility).

Financial Covenant.    The New Term Loan Facility provides that, as of the last day of any month, the sum of (a) unrestricted cash and cash equivalents of the loan parties that are deposited in blocked accounts (to the extent required to be subject to blocked account agreements under the New Term Loan Facility) and (b) the aggregate principal amount that is available for borrowing under the New ABL Facility, may not be less than $35.0 million.

Events of Default.    The New Term Loan Facility contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the New Term Loan Facility).

Note Purchase Agreement

On March 16, 2016, KGH Intermediate Holdco II, LLC (the “Issuer”), entered into an amendment which modified its existing note purchase agreement (as amended through the date hereof, the “NPA”) with certain financial institutions (collectively, the “Purchasers”) and U.S. Bank National Association, as agent for the Purchasers. The NPA initially provided for $200.0 million of secured notes (which included a $50.0 million subfacility for delayed draw notes) (the “Notes”). The Notes had a maturity date of August 8, 2019 and amortized in quarterly installments equal to $1.25 million, which commenced on December 31, 2014. The Notes bore interest at a rate per annum equal to 12.00%. Any overdue principal amount in respect of the Notes bore interest at the rate otherwise applicable to the Notes at such time plus an additional 2.00%.

The Company repaid a portion of the Notes upon the consummation of the IPO. In connection with entering into the 2017 Term Loan Facility, the Company fully repaid the Notes on March 15, 2017.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined herein) of the purchase, ownership and disposition of our common stock as of the date hereof. This summary deals only with common stock that is held as a capital asset.

Except as modified for estate tax purposes (as discussed below), a “non-U.S. holder” means a beneficial owner of our common stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust that is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not address the effects of any other United States federal tax laws (including gift tax or the Medicare tax on certain investment income) and does not deal with foreign, state, local or other tax considerations that may be relevant to holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income or estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Subject to the discussion of backup withholding and FATCA (as defined herein) below, dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are generally not subject to the United States federal withholding tax (provided

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

certain certification and disclosure requirements are satisfied) unless an applicable income tax treaty provides otherwise. Instead, such dividends are subject to United States federal income tax on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, on its effectively connected earnings and profits, subject to adjustments.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to United States federal income tax on the net gain derived from the disposition on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it may also be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Unless an applicable income tax treaty provides otherwise, an individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% United States federal income tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. However, even if we become a “United States real property holding corporation,” if our common stock is considered to be regularly traded on an established securities market for United States federal income tax purposes, only a non-U.S. holder who, actually or constructively,

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on any gain derived from the disposition of our common stock.

Federal Estate Tax

Common stock held (or deemed held) at the time of death by an individual non-U.S. holder who is neither a citizen or resident of the United States (as specifically defined for United States estate tax purposes) will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder, or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code), whether such non-financial foreign entity is the beneficial owner or an intermediary, which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your purchase, ownership and disposition of our common stock.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

The Company, the selling stockholders and                  and                 , as representatives for the underwriters named below, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the over-allotment option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional                      common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment in such shares. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase                      shares from the selling stockholders.

Paid by the Company	No Exercise	Full Exercise
Per Share Sold by the Selling Stockholders	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, the selling stockholders and holders of substantially all of the Company’s common stock have agreed with the underwriters, subject to certain exceptions (such as an exercise

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

of the underwriters’ over-allotment option to purchase additional shares of our common stock from the selling stockholders), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is      days after the date of this prospectus, except with the prior written consent of the representatives. Pursuant to this agreement, among other exceptions and subject to certain restrictions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the      day restricted period after the date of this prospectus. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock is listed on the NYSE under the symbol “FRAC.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ over-allotment option described above may be exercised. The underwriters may cover any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the over-allotment option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the over-allotment option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

The underwriters do not expect sales to discretionary accounts to exceed five percent (5%) of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . The Company has agreed to reimburse the underwriters for certain expenses, including the reasonable fees and disbursements of counsel for the underwriters in connection with any required review of the terms of the offering by FINRA in an amount not to exceed $        .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FSMA”), received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Dubai

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Schulte Roth & Zabel LLP, New York, New York, will pass upon the validity of the common stock offered hereby and certain legal matters for Keane Investor. Vinson & Elkins LLP, New York, New York, will pass upon certain legal matters for the RockPile Holders. Cahill Gordon & Reindel LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Keane Group Holdings LLC as of December 31, 2016 and 2015 and for each of the years in the three year period ended December 31, 2016, and the balance sheet for Keane Group, Inc. as of December 31, 2016, have been incorporated by reference in this registration statement, and the consolidated financial statements of Trican Well Service, LP as of December 31, 2015 and December 31, 2014 and for the years then ended have been included herein in reliance upon the reports of KPMG LLP (“KPMG”), independent registered public accounting firm, incorporated by reference and appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RockPile Energy Holdings, LLC as of December 31, 2016 and December 31, 2015 and for the periods from September 8, 2016 to December 31, 2016, January 1, 2016 to September 7, 2016 and the year ended December 31, 2015, incorporated by reference in this prospectus and elsewhere in this registration statement have been so included in reliance on the reports of Grant Thornton LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of RockPile Energy Services, LLC as of and for the fiscal year ended January 31, 2015, incorporated by reference in this prospectus and registration statement have been included herein in reliance on the report of KPMG, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

In connection with the IPO, we requested our independent auditor, KPMG, to affirm its independence relative to the rules and regulations of the Public Company Accounting Standards Board and the SEC. During KPMG’s independence evaluation procedures, an impermissible contingent fee arrangement was identified between a KPMG member firm of KPMG International Cooperative (the “KPMG Member Firm”) and an affiliated entity controlled by our Sponsor. This engagement existed during 2015 and through October 2016. The impermissible fee arrangement was terminated promptly upon identification. The KPMG member firm referenced above does not participate in the audit engagement of Keane Group, Inc. and Keane Group Holdings, LLC and the services provided by the KPMG member firm had no effect on KPMG’s audit engagements. KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and have concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matter and KPMG’s determination, Keane Group Holdings, LLC’s audit committee also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

INFORMATION INCORPORATED BY REFERENCE

We “incorporate by reference” certain documents we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 21, 2017,

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed with the SEC on May 5, 2017;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, filed with the SEC on August 3, 2017;

•

our Current Reports on Form 8-K, filed with the SEC on January 26, 2017, February 23, 2017, April 4, 2017, May 12, 2017, May 19, 2017 and July 3, 2017, including the amendment thereto filed on August 4, 2017, and

•

the description of our common stock as set forth in our registration statement on Form 8-A (File No. 001-37988), filed with the SEC on January 18, 2017, pursuant to Section 12(b) of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating such description.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

Keane Group, Inc.

2121 Sage Road

Houston, TX 77056

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the amendments, exhibits and schedules thereto. For further information about us and the common stock being offered in this prospectus, we refer you to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The registration statement, including the exhibits and schedules thereto, such reports and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (http://www.sec.gov) that contains our SEC filings. Statements made in this prospectus about legal documents may not necessarily be complete, and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Members

Keane Group Holdings, LLC:

We have audited the accompanying financial statements of Trican Well Service, L.P., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, partners’ capital, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trican Well Service, L.P. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

October 20, 2016

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Balance Sheets

December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$12,758	$13,070
Trade accounts receivable net of allowance of $261 at December 31, 2015 and $3,196 at December 31, 2014	30,163	215,205
Inventories, net	36,697	68,808
Prepaid expenses and other current assets	10,603	18,785
Due from related parties	59,013	45,766

Total current assets	149,234	361,634
Property and equipment, net	217,687	544,043
Intangible assets, net	—	708

Total assets	$366,921	$906,385

Liabilities and Partners’ Capital
Current liabilities:
Trade payables	$28,065	$69,818
Accrued expenses and other current liabilities	12,977	45,462
Current maturities of capital lease obligations	1,960	4,995
Due to related parties	104,970	128,292

Total current liabilities	147,972	248,567
Long term debt	119,800	229,610
Other noncurrent liabilities	1,315	3,221

Total noncurrent liabilities	121,115	232,831

Total liabilities	269,087	481,398

Commitments and Contingencies (Note 13)
Partners’ capital
General partner’s capital	97,736	424,562
Limited partner’s capital	98	425

Total partners’ capital	97,834	424,987

Total liabilities and partners’ capital	$366,921	$906,385

See accompanying notes to financial statements.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Statements of Operations

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Revenue	$372,078	$981,837
Operating costs and expenses:
Direct costs	207,618	448,055
Selling, general and administrative expenses	223,832	485,977
Depreciation and amortization	80,684	92,394
Impairment of property and equipment	246,626	—

Total operating costs and expenses	758,760	1,026,427

Operating loss	(386,682)	(44,589)

Other expenses:
Other expense (income), net	103	(1,317)
Interest expense, net	5,438	5,987

Total other expenses	5,541	4,670

Net loss	$(392,223)	$(49,259)

See accompanying notes to financial statements.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Statements of Partners’ Capital

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	General Partner’s Capital	Limited Partner’s Capital	Total
Balance as of December 31, 2013	$467,262	$468	$467,730
Contributions	11,089	11	11,100
Distributions	(5,043)	(5)	(5,048)
Stock-based payments	464	—	464
Net loss	(49,210)	(49)	(49,259)

Balance as of December 31, 2014	424,562	425	424,987
Contributions	71,002	71	71,073
Distributions	(6,174)	(6)	(6,180)
Stock-based payments	177	—	177
Net loss	(391,831)	(392)	(392,223)

Balance as of December 31, 2015	$97,736	$98	$97,834

See accompanying notes to financial statements.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Statements of Cash Flows

Years ended December 31, 2015 and 2014

(Amounts in thousands)

	2015	2014
Cash flows from operating activities:
Net loss	$(392,223)	$(49,259)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	80,684	92,394
Loss on disposal of property and equipment	4,435	8,089
Provision for bad debt expense (recovery)	(45)	2,676
Impairment of property and equipment	246,626	—
Provision for slow moving and obsolete inventory	7,335	5,098
Stock-based compensation	177	464
Decrease (increase) in trade receivables	185,087	(130,763)
Decrease (increase) in inventories	13,401	(27,532)
Decrease (increase) in prepaid expenses and other current assets	8,182	(263)
Decrease (increase) in due from related parties	(3,135)	(4,470)
Increase (decrease) in trade payables	(41,601)	28,892
Increase (decrease) in accrued expenses and other current liabilities	(32,484)	17,801
Increase (decrease) in due to related parties	6,131	9,077
Increase (decrease) in other liabilities	(1,906)	(191)

Net cash provided by (used in) operating activities	80,664	(47,987)

Cash flows from investing activities:
Purchase of property and equipment	(691)	(42,889)
Payments received on note due from a related party	2,000	—
Advances made on note due from a related party	(4,465)	(19,000)

Net cash used in investing activities	(3,156)	(61,889)

Cash flows from financing activities:
Payments on capital leases	(4,309)	(5,871)
Proceeds from the revolving credit facility	58,000	148,000
Payments on the revolving credit facility	(167,494)	(32,000)
Contributions from partners	41,008	11,100
Distributions to partners	(5,025)	(5,048)

Net cash (used in) provided by financing activities	(77,820)	116,181

Net increase (decrease) in cash and cash equivalents	(312)	6,305
Cash and cash equivalents, beginning	13,070	6,765

Cash and cash equivalents, ending	$12,758	$13,070

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$5,879	$5,841
Non-cash investing and financing activity:
Capital lease obligations	$3,153	$2,142
Non-cash capital contributions	$30,065	$—
Non-cash capital distributions	$(1,155)	$—
Non-cash purchases of property and equipment from parent	$2,359	$34,454
Decrease in accrual related to purchases of property and equipment	$(3,054)	$(2,206)
Noncash transfers of property and equipment to Parent	$2,045	$4,336
Non-cash capitalization of components to property and equipment	$5,773	$7,949
Non-cash transfers of inventory to Parent	$5,602	$2,991

See accompanying notes to financial statements.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(1) Description of Company

Trican Well Service, L.P. (the “Partnership”) is a multi-basin provider of oilfield services to oil and natural gas exploration and production companies in the United States. The Partnership provides customers with hydraulic fracturing, cementing, coiled tubing and other services.

The Partnership is a wholly owned indirect subsidiary of Trican Well Service Ltd. (the “Parent”); an international oilfield services company incorporated under the laws of the province of Alberta, Canada and traded on the Toronto Stock Exchange.

On January 25, 2016 the Parent entered into a definitive agreement with Keane Group Holdings LLC (“Keane”), a privately held U.S. based oilfield services company, for the sale of Parent’s U.S. pressure pumping business for $200 million in cash, an equity interest in Keane and Class C Profits Interests in Keane that represent an additional economic participation above certain thresholds upon a Keane liquidity event (the “Transaction”). The Transaction includes the sale of substantially all of the assets and liabilities of the Partnership. Businesses retained by the Parent included Trican Geological Services and Trican Industrial and Pipeline Services. The Transaction closed on March 16, 2016.

(2) Basis of Presentation

The financial statements of the Partnership have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), Securities and Exchange Commission (“SEC”) Regulation S-X, Article 3, General Instructions as to Financial Statements and SEC Staff Accounting Bulletin (“SAB”) Topic 1-B, Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity, and reflect all material adjustments that management believes are necessary to present fairly, in all material respects the financial results for the periods presented.

The Partnership operates independently from the Parent and incurs its own operating expenses. However, certain support functions are provided to the Partnership by the Parent. These functions include corporate finance, information systems, human resources, technology services, research and development, and operational and safety support. The main allocation driver for each of the allocated expenses is time spent supporting the Partnership as a percentage of total time spent by each Parent employee on each area.

Management believes that the assumptions underlying financial statements including assumptions regarding allocating general corporate overhead from the Parent are reasonable. However, such costs may not reflect the actual expenses that would have been incurred had the Partnership been operating as a standalone company for the periods presented. In addition, these costs may not be reflective of costs that would have been incurred if the Partnership was operating as part of Keane.

Actual costs that would have been incurred if the Partnership operated independently from the Parent would depend on multiple factors, including organizational and strategic decisions in various areas, including information technology and infrastructure. Transactions between Trican and the Parent have been identified in these financial statements as transactions between related parties. Refer to Note 15 for further discussion of related party transactions.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment and intangible assets, allowances for doubtful accounts, impairment of long-lived assets, contingent liabilities, fair value of stock-based compensation and net realizable value of inventory.

(b) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(c) Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

The Partnership analyzes the need for an allowance for doubtful accounts for estimated losses related to potentially uncollectible accounts receivable on a case by case basis throughout the year. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. The Partnership reserves amounts based on specific identification. Account balances are written off after all means of collection have been exhausted and the potential for recovery is considered remote.

	Thousands of Dollars
	2015	2014
Allowance for doubtful accounts, beginning of year	$3,196	$1,226
Bad debt expense:
Provision for doubtful accounts	1,035	2,676
Recovery of doubtful accounts	(1,080)	—

Total bad debt expense / (recovery)	(45)	2,676
Write off of uncollectible accounts against reserve	(2,890)	(706)

Allowance for doubtful accounts, end of year	$261	$3,196

(d) Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined using the standard cost method adjusted for variances when necessary, to approximate average costs. Costs of inventories include purchase, conversion and other costs incurred in bringing the inventory to its existing location and condition. Spare parts are valued at the lower of cost or market. Cost is determined using weighted average method.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

The Partnership periodically reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized. Provision for excess or obsolete inventories is determined based on our historical usage of inventory on-hand, volume on hand versus anticipated usage, technological advances, and consideration of current market conditions. Inventories that have not turned over for more than a year are subject to a slow moving reserve provision. In addition, inventories that have become obsolete due to technological advances, excess volume on hand, or not fitting our equipment are written-off.

(e) Revenue Recognition

Revenue from the Partnership’s hydraulic fracturing, cementing and coiled tubing services is earned and recognized as jobs are completed, which is generally on a day or hourly rate, raw material consumption, per stage or similar basis. All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured, as follows:

Hydraulic Fracturing

The Partnership provides hydraulic fracturing services pursuant to contractual arrangements, such as term contracts and pricing agreements, or on a spot market basis. Revenue is recognized upon the completion of each job, which can consist of one or more fracturing stages or wells. Once a job has been completed to the customer’s satisfaction, a field ticket is created that includes charges for the service performed and the chemicals and proppants consumed during the course of the service. The field ticket may also include charges for the mobilization of the equipment to the location, additional equipment used on the job, if any, and other miscellaneous items. This field ticket is used to create an invoice, which is sent to the customer upon the completion of each job.

Cementing

The Partnership provides cementing services pursuant to contractual arrangements, such as term contracts and pricing agreements, or on a spot market basis. The Partnership typically charges the customer for these services on a per job basis at agreed upon spot market rates or agreed upon job pricing for a particular project. Once a job has been completed to the customer’s satisfaction, a field ticket is written that includes charges for the service performed and the consumables used during the course of service. Revenue is recognized and customers are invoiced upon the completion of each job.

Coiled Tubing

Through its coiled tubing service line, the Partnership provides a range of coiled tubing and other well stimulation services, including nitrogen and pressure pumping services, primarily on a spot market basis. Jobs for these services are typically short term in nature, lasting anywhere from a few hours to several days. Revenue is recognized upon completion of each day’s work based upon a completed field ticket. The field ticket includes charges for the services performed and the consumables used during the course of service. The field ticket may also include charges for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job, and other miscellaneous items. The Partnership typically charges the customer for the services performed and resources provided on an daily basis at agreed-upon spot market rates.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of operations and comprehensive loss.

Shipping and handling costs related to customer contracts are charged to cost of services. To the extent such costs are billable to the customer the amounts are recorded as revenue.

(f) Property and Equipment

Property and equipment, inclusive of equipment under capital lease, is stated at cost less accumulated depreciation.

Depreciation is recognized in the statement of operations on a straight-line basis over the estimated useful life of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits generated by the asset. Management bases the estimate of the useful life and salvage value of property and equipment on expected utilization, technological change and effectiveness of maintenance programs. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within operating costs and expenses in the statements of operations.

Equipment and vehicles held under capital leases are depreciated on a straight-line basis over their estimated useful lives.

Major classifications of property and equipment and their respective useful lives are as follows:

Type of property of equipment	Estimated useful life
Land	Indefinite life
Buildings and leasehold improvements	30 years
Machinery and equipment	5 to 10 years
Office equipment, furniture and fixtures	2 to 10 years

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

The Partnership incurs maintenance costs on its major equipment. Repair and maintenance costs that do not improve or extend the life of the related assets are expensed as incurred. Refurbishments and renewals are capitalized when the value of the equipment is enhanced for a period of greater than 12 months.

(g) Intangible Assets

The Partnership’s acquired intangible assets are comprised of non-compete agreements and customer lists. Non-compete agreements and customer lists were recorded at their estimated fair values on the acquisition date and amortized on a straight-line basis over 8 year and 5 year estimated useful lives, respectively.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(h) Impairment of Long-Lived Assets

The Partnership assesses its intangible assets and property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets.

The Partnership determined the lowest level of identifiable cash flows that are independent of other asset groups to be at the asset group level (cementing, coiled tubing, hydraulic fracturing and other), as well as an entity level asset group for assets that do not have identifiable independent cash flows. Impairments exist when the carrying amount of an asset group exceeds estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. When alternative courses of action to recover the carrying amount of the asset are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying amount of the asset is not recoverable based on the estimated future undiscounted cash flows, the impairment loss is measured as the excess of the asset group’s carrying amount over its estimated fair value, such that the asset group’s carrying amount is adjusted to its estimated fair value, with an offsetting charge to operating costs and expenses. In assessing fair value of an asset group, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

(i) Fair Value Measurements

Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the reporting date. The Partnership’s assets and liabilities that are measured at fair value at each reporting date are classified according to a hierarchy that prioritizes inputs and assumptions underlying the valuation techniques. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Partnership determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Quoted prices (unadjusted) in an active market for identical assets or liabilities.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. There were no transfers into or out of Levels 1, 2 and 3 during the years ended December 31, 2015 or 2014.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Recurring Fair Value Measurements

The Partnership’s financial instruments consist of cash and cash equivalents, trade receivables, trade payables, accrued expenses, related party balances and long-term debt. The carrying values of all the Partnership’s financial instruments included in the accompanying balance sheets approximated or equaled their fair values at December 31, 2015 and December 31, 2014.

•

The carrying values of cash and cash equivalents, trade receivables, related party balances, trade payables, and accrued expenses approximated fair value at December 31, 2015 and December 31, 2014, due to their short-term nature.

•

The carrying value of amounts outstanding under long-term debt agreements with variable rates approximated fair value at December 31, 2015 and December 31, 2014, as the variable interest rates approximated market rates.

Non-Recurring Fair Value Measurements

The fair values of long-lived assets are determined with internal cash flow models based on significant unobservable inputs. The Partnership measures the fair value of its property and equipment using the discounted cash flow method and market participant assumptions. Given the unobservable nature of the inputs used in the Partnership’s internal cash flow models, the cash flows models are deemed to use Level 3 inputs.

During 2015, the Partnership recognized an impairment loss on its long-lived assets of $246.6 million. Refer to Note 8 for further discussion of impairment of long-lived assets.

(j) Employee Benefits and Postemployment Benefits

Contractual termination benefits are payable when employment is terminated due to an event specified in the provisions of a social/labor plan, state or federal law. Accordingly, in situations where minimum statutory termination benefits must be paid to the affected employees, the Partnership records employee severance costs associated with these activities in accordance with ASC 712, Compensation—Nonretirement Post-Employment Benefits. In all other situations where the Partnership pays termination benefits, including supplemental benefits paid in excess of statutory minimum amounts and benefits offered to affected employees based on management’s discretion, the Partnership records these termination costs in accordance with ASC 420, Exit or Disposal Cost Obligations. A liability is recognized for one time termination benefits when the Partnership is committed to i) make payments and the number of affected employees and the benefits received are known to both parties, and ii) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal and can reasonably estimate such amount.

(k) Stock-Based Compensation

The Parent sponsors a stock option plan in which certain employees of the Partnership are eligible. The Partnership accounts for the stock options issued under the plan as a capital contribution from the Parent. Compensation cost is measured at the fair value of the award on the date of grant using the Black Scholes option pricing model and is recognized using a graded vesting schedule over the service period for each tranche.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

The Parent also sponsors a restricted share unit (“RSU”) plan in which employees of the Partnership participate. The awards issued under this plan are accounted for at fair value and recognized in the statement of operations using a graded vesting schedule over the service period for each tranche. These awards are settled in cash and therefore are classified as liabilities under ASC 718, Stock-based Compensation. At each reporting date between the grant date and the settlement date, the fair value of the liability is re-measured with any changes in fair value recognized in the statement of operations for the period.

(l) Leases

The Partnership leases certain facilities and equipment used in its operations. The Partnership evaluates and classifies its leases as operating or capital leases for financial reporting purposes. Assets held under capital leases are included in property and equipment. Operating lease expense is recorded on a straight-line basis over the lease term. Landlord incentives are recorded as deferred rent and amortized as reductions to lease expense on a straight-line basis over the life of the applicable lease.

(m) Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs incurred directly by the Partnership were $3.5 million and $3.2 million for the years ended December 31, 2015 and 2014, respectively. In addition, research and development costs incurred by the Parent and allocated to the Partnership were $0.3 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively.

(n) Income Taxes

The Partnership is a limited partnership and, therefore, is not liable for entity-level federal income taxes. It is not subject to any state and local income taxes. The Partnership’s operating results are included in Trican Delaware Inc.’s consolidated U.S. federal and state income tax returns.

(4) Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments-Credit Loss, which is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021, with a modified-retrospective approach to be used for implementation. ASU 2016-13 changes several aspects of accounting for credit losses on assets measured at amortized cost and available-for-sale debt securities. The Partnership does not expect this guidance to have any impact on its financial position and results of operations.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which is effective for annual periods beginning after December 31, 2017, and interim periods within annual periods beginning after December 15, 2018, with a cumulative-effect and prospective approach to be used for implementation. ASU 2016-09 changes several aspects of the accounting for share-based payment award transactions including accounting for income taxes, classification of excess tax benefits on the statement of cash flows, forfeitures, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. The Partnership is currently in the process of evaluating the impact of adoption of this guidance on our financial statements.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), effective for annual and interim periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2010, with a modified retrospective approach to be used for implementation. ASU 2016-02 updates the previous lease guidance by requiring the recognition of a right-to-use asset and lease liability on the statement of financial position for those leases previously classified as operating leases under the old guidance. In addition, ASU 2016-02 updates the criteria for a lessee’s classification of a finance lease. The Partnership is currently in the process of evaluating the impact of adoption of this guidance on our financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which requires that inventory measured using FIFO or average cost be measured at the lower of cost and net realizable value. The ASU is effective for annual periods beginning after December 15, 2016. The Partnership is evaluating the impact of the adoption of this ASU.

In April 2015, the FASB issued ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability. The ASU also requires amortization of debt issuance costs to be reported as interest expense. The ASU is effective for annual periods beginning after December 15, 2015. The Partnership will implement the provisions of ASU 2015-03, retrospectively, effective January 1, 2016. The adoption of this accounting guidance is not expected to have a material impact on the Partnership’s financial condition.

In January 2015, the FASB issued a new accounting pronouncement regarding extraordinary items. The guidance eliminates the concept and presentation requirements for extraordinary items and issuers are no longer required to evaluate and present separately any transaction which is unusual and infrequent. The guidance is effective for reporting periods beginning after December 15, 2015. The Partnership does not expect this guidance to have any impact on its financial position and results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU amends the existing accounting standards for revenue recognition and is based on the principle that revenue should be recognized to depict the transfer of goods or services to a customer at an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The Partnership is required to adopt this ASU on January 1, 2018, with early adoption permitted on January 1, 2017, and is currently evaluating the impact of this ASU on its financial statements.

(5) Inventories, net

Inventories, net consisted of the following at December 31, 2015 and 2014:

	Thousands of Dollars
	2015	2014
Chemicals and consumables	$16,046	$32,649
Parts	27,269	41,257

Less provision for slow moving inventory	(6,618)	(5,098)

Total inventories, net	$36,697	$68,808

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

The Partnership reviews the carrying value of inventory on a quarterly basis to verify that inventory is measured at the lower of cost or market value. As a result of decreased activity, the Partnership recorded a charge of $5.8 million for the year ended December 31, 2015 and nil for the year ended December 31, 2014 presented within direct costs in the statement of operations to write-down obsolete inventory to net realizable value. In addition, the Partnership recorded a slow moving inventory provision in the amount of $1.5 million and $5.1 million for the years ended December 31, 2015 and 2014, respectively.

(6) Property and Equipment, net

Property and equipment, net at December 31, 2015 and 2014 were as follows:

	Thousands of Dollars
	2015	2014
Land	$10,018	$10,018
Buildings and leasehold improvements	19,869	45,095
Machinery and equipment	397,246	784,544
Office equipment, furniture, fixtures	3,688	5,766

Total cost	430,821	845,423
Less accumulated depreciation	(231,800)	(322,551)
Assets not placed into service	18,666	21,171

Total property and equipment, net	$217,687	$544,043

Machinery and equipment as of December 31, 2015 and 2014 includes $10.7 million and $23.3 million of vehicles under capital lease, respectively. Accumulated depreciation related to vehicles under capital leases was $6.2 million and $15.5 million as of December 31, 2015 and 2014, respectively.

In 2015, the Partnership recorded $246.6 million of impairment losses. Refer to Note 8 for discussion of the nature of impairment losses.

(7) Intangible Assets

Intangible assets, net consisted of the following:

	Thousands of Dollars
	Cost	Accumulated Amortization	Total
Balance as of December 31, 2013	$22,400	$(18,859)	$3,541
Amortization		(2,833)	(2,833)

Balance as of December 31, 2014	22,400	(21,692)	708
Amortization		(708)	(708)

Balance as of December 31, 2015	$22,400	$(22,400)	$—

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

The above balances do not include the fully amortized customer list intangible of $9.1 million. As a result of a decline in commodity prices during the fourth quarter of 2014, the Partnership tested the intangible assets for impairment as of December 31, 2014. No impairment was recorded because the fair value of the asset group was higher than the carrying amount. As of December 31, 2015 both intangible assets were fully amortized.

(8) Impairment of Long-Lived Assets

Due to impact of the sharp decline in commodity prices during the fourth quarter of 2014 on the demand for the Partnership’s services, Partnership has determined that triggering event existed and performed an impairment testing of its long-lived asset impairment as of December 31, 2014.

No impairment was recorded in 2014 because under the Step 1 of the impairment assessment the sum of estimated future undiscounted cash flows of each asset group was higher than each respective carrying amount.

The Partnership tested its long-lived assets for impairment as of December 31, 2015, due to the continued decline in commodity prices and excess pressure pumping supply in the market, which were deemed triggering events. The Partnership tested property and equipment for recoverability by comparing the sum of estimated future undiscounted cash flows to the carrying value of each asset group.

As of December 31, 2015, the sum of the estimated future undiscounted cash flows was less than the carrying amount for each of the three asset groups. The Partnership measured the amount of impairment by comparing the fair value of each asset group to the carrying amount. The Partnership measured the fair value of its property and equipment using the discounted cash flow method using Level 3 unobservable inputs, incorporating market participant assumptions. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of projected revenue growth, fleet count, utilization, gross margin rates, SG&A rates, working capital fluctuations, maintenance capital expenditures, discount rates and terminal growth rates. As a result, the following impairment charges were recognized for the year ended December 31, 2015:

•

The Partnership identified that the fair value of the cementing asset group was below its carrying amount. An impairment charge of $14.9 million was recorded against property and equipment related to this asset group. As a result of the impairment the carrying amount of this asset group has been reduced to fair value of $10.1 million.

•

The Partnership identified that the fair value of the coiled tubing asset group was below its carrying amount. An impairment charge of $12.3 million was recorded against property and equipment related to this asset group. As a result of the impairment the carrying amount of this asset group has been reduced to fair value of $6.1 million.

•

The Partnership identified that the fair value of the fracturing and other asset group was below its carrying amount. An impairment charge of $219.4 million was recorded against property and equipment related to this asset group. As a result of the impairment the carrying amount of this asset group has been reduced to fair value of $201.4 million.

The commodity price environment has created considerable uncertainty as to the level of activity that will be undertaken by several of the Partnership’s customers and considerably increases the estimation uncertainty associated with the future cash flows used in the impairment tests. Assumptions that are valid at the time of preparing the cash flow models may change significantly when new information becomes available.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

(9) Long-Term Debt

Long-term debt at December 31, 2015 and 2014 consisted of the following:

	Thousands of Dollars
	2015	2014
Revolving credit facility (RCF)	$117,205	$226,700
Capital lease obligations	4,555	7,905

Total debt	121,760	234,605
Less: current maturities of capital lease obligations	(1,960)	(4,995)

Long-term debt	$119,800	$229,610

Revolving Credit Facility (RCF)

The Parent is a borrower under the 2015 Amended Credit Agreement (the “Credit Agreement”) with a syndicate of lenders. The Credit Agreement includes a revolving credit facility (“RCF”) to fund working capital needs, capital expenditures and permitted acquisitions. The Partnership, being one of the subsidiaries of the Parent, is able to draw upon the RCF in the United States to fund its local operations.

All borrowings under the RCF bear interest, at the Partnership’s option, at the applicable prime rate, Banker’s acceptance rate, or LIBOR plus a margin of 3.5% to 6.25%, dependent on certain financial ratios of the Partnership as outlined in the Credit Agreement. Draws under the RCF outstanding at December 31, 2015 carry interest at rates ranging from 4.77% to 4.92% per annum with maturities on dates ranging from January 7, 2016 to February 1, 2016. Draws under the RCF outstanding at December 31, 2014 carry interest at rates from 3.41% to 3.48% per annum with maturities on dates ranging from January 8, 2015 to February 24, 2015. Upon maturity of each draw the Partnership can roll it over to the next 30 to 90 day period or pay it down. The total undrawn commitment on the RCF available to the Partnership was $92.4 million and $22.8 million at December 31, 2015 and December 31, 2014, respectively. The undrawn commitment fee was 0.73% at December 31, 2015 and December 31, 2014. The final maturity of the RCF is October 18, 2018.

As part of the Credit Agreement, the Partnership as a restricted subsidiary of the Parent entered into a loan guarantee with the lenders. Restricted subsidiaries are all subsidiaries which are wholly owned by the Parent as further defined in the Credit Agreement and include Trican Well Service, L.P., Canadian Oilfield Stimulation Services Ltd., Birchwood Industries Ltd., Northline Energy Ltd., Trican Geological Solutions Ltd., Trican Partnership, Trican Completion Solutions Ltd., Trican Completion Solutions LLC, TriLib Management LLC, Trican Delaware Inc., Northline Energy Services Inc. and Trican, LLC. In accordance with the loan guarantee, the Partnership along with all other restricted subsidiaries listed above that are obligors on the Credit Agreement guarantees all of the lender secured obligations, whereby the Partnership absolutely, unconditionally and irrevocable guarantees to the lenders the due and punctual payment, discharge and full performance of all guaranteed obligations owing by any obligor to any and all of the lender secured parties, as defined in the Credit Agreement. In addition, all North American assets of the Parent including any material real property and title goods including those of the Partnership were pledged as collateral under the Credit Agreement.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

In addition, the Parent must comply with all covenants as outlined in the Credit Agreement. The Credit Agreement also contains various customary representations and warranties. As of December 31, 2015, the Parent was in compliance with all covenants under the 2015 Amended and Restated Credit Agreement. As of December 31, 2014, the Parent was in compliance with covenants under the 2014 Amended and Restated Credit Agreement.

Capital Leases

The Partnership entered into several capital leases of office equipment and vehicles. These capital lease obligations are presented as separate line items in the financial statements, have lease terms that range from 36 to 60 months and interest rates that range from 2.25% to 3.75%. The outstanding capital lease obligation balance is $4.6 million and $7.9 million as at December 31, 2015 and 2014, respectively. Depreciation of assets held under capital leases is included within depreciation expense.

Future minimum lease payments under the Partnership’s capital leases, for the next five years are listed below:

Year-end December 31,	Thousands of Dollars
2016	$2,054
2017	1,288
2018	1,198
2019	197
2020	—

Subtotal	4,737
Less amount representing interest(1)	(182)

Total	$4,555

(1)	Amount necessary to reduce net minimum payments to present value calculated at the Partnership’s implicit rate at inception of the lease.

(10) Stock-Based Compensation

Overview of Share-Based Payment Plans

The Parent of the Partnership granted share-based awards to certain directors, officers, key employees and consultants of the Partnership in order to provide increased incentive to contribute to the future success of the Partnership. Share-based awards were issued to the key employees and directors in the form of stock options and restricted share units (“RSUs”) under the provisions of the 2010 Amended and Restated Stock Option Plan (“Stock Option Plan”) and 2010 Restricted Share Unit Plan (“RSU Plan”), respectively.

Stock Option Plan:

Stock options may be granted at the discretion of the Board of Directors of the Parent, and all officers and employees of the Partnership are eligible for participation in the stock option plan. The option strike price equals the volume-weighted-average closing price of the Parent’s shares traded on the Toronto Stock Exchange, for the

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

five trading days preceding the date of grant. Options granted in 2010 and thereafter vest in three equal tranches on each of the first, second and third anniversary dates and expire five years from the date of grant. The Parent usually issues new shares to employees upon the exercise of vested stock options.

The Partnership records equity classified stock-based awards, granted to its employees by its Parent as a capital contribution from the Parent and recognizes related compensation in its statement of operations. The Partnership recognized compensation expense associated with stock options of $0.2 million and $0.5 million for the years ended December 31, 2015 and 2014, respectively. These amounts were recorded within selling, general and administrative expense in the Partnership’s statements of operations.

Total unrecognized compensation expense associated with stock options is $0.1 million at December 31, 2015 and will be recognized over a weighted-average period of 1.1 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes option-pricing model and weighted-average grant date fair value for options granted in 2015 and 2014 are as follows:

	2015	2014
Weighted-average assumptions used:
Expected volatility	60.1%	38.7%
Dividend yield	0.0%	2.2%
Risk-free interest rate	0.6%	1.3%
Expected term (years)	3.6	3.4
Weighted-average grant date fair value (per option)	$0.27	$3.19

Transactions related to stock options for the year ended December 31, 2015 are summarized as follows:

	Options	Weighted- average exercise price per share	Weighted- average remaining term (in years)	Aggregate intrinsic value (in Thousands of Dollars)(2)
Outstanding at January 1, 2015	523,675	$15.20	3.0
Granted	298,400	0.63
Exercised	—	—
Forfeited	(149,250)	13.32
Expired	(57,200)	16.32
Outstanding at December 31, 2015	615,625	8.49	3.4	$0.00

Vested and expected to vest at December 31, 2015(1)	582,676	8.77	3.3	0.00
Exercisable at December 31, 2015	206,578	$17.4	1.6	$0.00

(1)	Includes outstanding vested options as well as outstanding non-vested options, net of estimated forfeitures
(2)	Based on the Parent’s closing stock price of $0.46 on December 31, 2015

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Restricted Stock Unit Plan:

Restricted stock units are classified as liability awards as they are cash settled. Under the terms of the RSU plan, the RSUs awarded vest in three equal portions on the first, second and third anniversary of the grant date and are settled in cash in the amount equal to the volume-weighted-average trading price for the twenty trading days preceding the particular vesting date of the award. The fair value of the RSUs is expensed into income over the vesting period using the graded vesting schedule. At each reporting date between grant date and settlement, the fair value of the liability is re-measured with any changes in fair value recognized in the statement of operations during the period. All officers and employees of the Partnership are eligible for participation in the plan.

The Partnership recognized share-based payment reversal (expense) associated with the vesting of RSUs of $0.8 million and ($0.9) million for the years ended December 31, 2015 and 2014, respectively. These amounts were recorded in selling, general and administrative expense in the statement of operations.

Total unrecognized share-based payment expense was $0.2 million at December 31, 2015 and will be recognized over a weighted-average period of 1.3 years.

Transactions related to RSUs for the year ended December 31, 2015 are summarized as follows:

Non-Vested RSUs
Unvested at December 31, 2014	616,316
Granted	336,467
Vested	(197,019)
Forfeited	(264,047)

Unvested at December 31, 2015	491,717

Total cash settlement of vested RSUs was $0.6 and $2.6 million for the years ended December 31, 2015 and 2014, respectively.

(11) Operating Leases

The Partnership has certain non-cancelable operating leases for rail cars, office facilities and other equipment. Certain rail car leases require additional rental payments for the use of rail cars in excess of the allowable mileage stated in the respective agreement.

Certain leases include incentives during the buildout period and escalation clauses for adjusting rental payments to reflect changes in price indices. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals.

Landlord allowances are generally comprised of amounts received and/or promised to the Partnership by landlords and may be received in the form of cash or free rent. Rental expense related to operating leases of properties and rail cars was $6.1 million and $5.1 million for the years ended December 31, 2015 and 2014, respectively.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Future minimum lease payments under non-cancellable operating leases at December 31, 2015 are as follows:

Year-end December 31,	Thousands of Dollars
2016	$5,760
2017	5,376
2018	4,448
2019	2,390
2020	520

$18,494

(12) Termination Benefits

The Partnership recognized termination benefits in the amount of $2.1 million for the year ended December 31, 2015 related to the termination of 238 employees and closure of two of its district offices in Longview, Texas and Minot, North Dakota. This charge was recorded within selling, general and administrative expense in the statement of operations. No termination benefits were incurred during the year ended December 31, 2014.

(13) Commitments and Contingencies

Litigation

From time to time, the Partnership is subject to legal and administrative proceedings, settlements, investigations, claims and actions.

Sand Storage LLC Settlement—The Partnership was found to be in breach of a sand storage contract in Mathis with Sand Storage LLC. The claim was settled in January 2016 for $0.6 million including legal fees and was fully accrued for by the Partnership as of December 31, 2015.

Chesapeake Energy Corp. Settlement—Through an internal investigation it was discovered that the use tax the Partnership had been passing through to Chesapeake Energy Corp. had likely been calculated in error. Chesapeake Energy Corp. approved the settlement letter for $1.5 million, which was fully accrued for by the Partnership as of December 31, 2015.

Huron Minerals LLC—This is an unfiled claim which arises out of an allegation by Huron Minerals LLC that the Partnership owes it for sand not yet taken in 2015 under a four year sand purchase agreement with Huron that expired on December 31, 2015. The Partnership disputes this claim. The arbitration hearing began in early August 2016 and is ongoing. We deem the risk of loss to be at least reasonably possible, but no reliable estimate can be made at this time.

The Partnership’s assessment of the likely outcome of litigation matters is based on its judgment of a number of factors including experience with similar matters, past history, precedents, relevant financial and other evidence and facts specific to the matter. Notwithstanding the uncertainty as to the final outcome, based upon the information currently available to it, the Partnership does not currently believe these matters in aggregate will have a material adverse effect on its financial position or results of operations.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Sales and Use Tax

From time to time, the Partnership undergoes sales and use tax audits in the jurisdictions in which it operates. In addition, the tax regulations and legislation in the various jurisdictions are continually changing. Management believes that it has adequately met and provided for taxes based on the Partnership’s interpretation of the relevant tax legislation and regulations.

Long-Term Purchase Commitments

In January 2015, the Partnership entered into three long-term raw material supply agreements for sand to be used in hydraulic fracturing. The Partnership is subject to minimum purchase requirements and must pay penalties in the event of any shortfalls. In 2015, the Partnership did not recognize any shortfalls under these contracts.

Aggregate minimum commitments under these contracts as of December 31, 2015 are as follows:

Year-end December 31,	Thousands of Dollars
2016	$15,580
2017	21,486
2018	29,571
2019	24,489
2020	—

$91,126

(14) Significant Risks and Uncertainties Including Business and Credit Concentrations

The Partnership operates in three service lines: cementing, coiled tubing, and hydraulic fracturing and other, with significant concentrations in the hydraulic fracturing and other asset group. In 2015, sales to hydraulic fracturing customers represented 90% and 92% of the Partnership’s revenue and gross profit, respectively. In 2014, sales to hydraulic fracturing customers represented 91% and 91% of the Partnership’s revenue and gross profit, respectively.

The Partnership depends on its customers’ willingness to make operating and capital expenditures to explore for, develop and produce oil and natural gas in the United States, which in turn is affected by current and expected levels of oil and natural gas prices. As a result of depressed oil prices, the energy services industry is currently in a downturn characterized by excess equipment capacity across the U.S. hydraulic fracturing market. This downturn has impacted the demand for the Partnership’s services and its ability to negotiate pricing that will generate desirable margins. Through its impairment analyses, the Partnership determined the remaining carrying values of its long-lived and intangible assets were recoverable based on the Partnership’s forecast model. If industry conditions continue to deteriorate beyond the assumptions in the Partnership’s forecast, it is reasonably possible that this determination could change.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Credit Risk

The Partnership’s financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and trade receivables.

The Partnership’s cash balances on deposit with financial institutions total $12.8 million and $13.1 million as of December 31, 2015 and 2014, respectively, which exceed FDIC insured limits. The Partnership regularly monitors the financial condition of these financial institutions.

The majority of the Partnership’s trade receivables have payment terms of 30 days or less. For the year ended December 31, 2015, trade receivables from three customers individually represented 39%, 23% and 21%, respectively. For the year ended December 31, 2014, trade receivables from four customers individually represented 19%, 18%, 17% and 11%, respectively.

For the year ended December 31, 2015, revenue from three customers individually represented 24%, 14% and 13% of the Partnership’s revenue. For the year ended December 31, 2014, revenue from three customers individually represented 17%, 13% and 11% of the Partnership’s revenue. No other customer accounted for 10% or more of the Partnership’s consolidated revenue in the years ended December 31, 2015 or 2014.

Concentrations of credit risk with respect to accounts receivable are limited because the Partnership performs credit evaluations, sets credit limits, and monitors the payment patterns of its customers. The Partnership carefully evaluates new customers to determine their creditworthiness including review of credit applications, banking authorization forms, credit references and the credit report. The Partnership’s management approves and monitors credit limits for each of its customers.

(15) Related Party Transactions

The Partnership regularly enters into related party transactions with the Parent and its affiliates. Receivables from and payables to related parties consisted of the following at December 31, 2015 and 2014:

	Thousands of Dollars
	2015	2014
Due from Parent	$28,743	$19,085
Note receivable from Trican Completion Solutions, LLC (“TCS”)	23,654	20,444
Due from TCS	4,554	2,887
Due from other affiliates	2,062	3,350

Total	$59,013	$45,766

Due to Parent	$101,895	$123,091
Due to other affiliates	3,075	5,201

Total	$104,970	$128,292

The Partnership entered into a loan agreement with TCS, dated December 24, 2013, providing for an unsecured revolving loan in the principal amount of $30 million bearing interest rate of 3.4% per annum and repayable on demand. Accrued interest on the loan was $1.2 million and $0.4 million at December 31, 2015 and

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

2014. Interest income recognized on this loan amounted to $0.7 million and $0.4 million for the years ended December 31, 2015 and 2014, respectively, and was recorded within interest expense, net in the statement of operations.

The Partnership has a receivable due from TCS representing a short-term, non-interest bearing intercompany balance to assist TCS with funding of its working capital needs.

The Partnership’s intercompany transactions with the Parent relate to purchases of equipment and machinery, inventory, parts and chemicals. Intercompany receivables and payables are typically short-term in nature and non-interest bearing.

Transactions with related parties are summarized below:

	2015	2014
Purchases of equipment from the Parent	$2,359	$53,892
Purchase of inventory from the Parent	2,464	2,217
Selling, general and administrative expenses with affiliates	3,678	4,395
Transfers of equipment to the Parent	(2,045)	(4,336)
Transfers of inventory to the Parent	(5,602)	(2,991)

Charges for support functions provided to the Partnership by the Parent are included within selling, general and administrative expenses. These charges amounted to $0.6 million and $1.1 million for the years ended December 31, 2015 and 2014, respectively.

In the year ended December 31, 2015, the Parent issued a credit memo in the amount of $30.0 million to the Partnership against intercompany balances, which was recorded as a capital contribution from the Parent and reflected within Partners’ Capital. In July 2015 the Parent instructed the Partnership to forgive $1.1 million of intercompany receivables from one of its affiliates, which was recorded as a reduction of intercompany receivables and non-cash capital distribution to the Parent.

In March, 2015 the Parent paid $41.0 million of the RCF on behalf of the Partnership, which was recorded as a reduction of long-term debt and a capital contribution from the Parent.

(16) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through October 20, 2016, the date at which the financial statements were available to be issued.

On January 25, 2016 the Parent entered into a definitive agreement with Keane Group Holdings LLC, a privately held U.S. based oilfield services company, for the sale of Parent’s U.S. pressure pumping business for approximately $200 million in cash, an equity interest in Keane and Class C Profits Interests in Keane that represent an additional economic participation above certain thresholds upon a Keane liquidity event. The Transaction includes the sale of substantially all of the assets and liabilities of the Partnership. The transaction closed on March 16, 2016.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRICAN WELL SERVICE, L.P.

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

In conjunction with the Transaction, the Parent also executed the 2016 Amended Credit Agreements with its bank lenders under its RCF and the holders of its Senior Notes to make certain amendments to the applicable credit documentation subject to closing of the U.S. operations sale. The 2016 Amended Credit Agreements include removal of all prior financial covenants until the third quarter of 2016, elimination of the minimum EBITDA and liquidity covenants, and new leverage and interest coverage ratio covenants.

On March 16, 2016 the Partnership fully repaid the outstanding balance on its RCF.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

                     Shares

Keane Group, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the FINRA filing fee are estimated.

SEC Registration Fee	$
FINRA Filing Fee
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Fees and Expenses
Blue Sky Fees and Expenses
Miscellaneous

Total	$

Item	14. Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, the Registrant’s certificate of incorporation t contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director.

As permitted by the DGCL, the Registrant’s bylaws provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant regarding which indemnification is sought. Reference is also made to the form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s certificate of incorporation, bylaws and the

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act. The Registrant currently carries liability insurance for its directors and officers.

Item	15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all unregistered securities sold, issued or granted by us within the past three years.

On July 3, 2017, in connection with our acquisition of RockPile Energy Services, LLC, we issued 8,544,422 shares of common stock to WDE RockPile Aggregate, LLC, 104,187 shares of common stock to R. Curt Dacar and 35,601 shares of common stock to certain other indirect owners of RockPile Energy Services, LLC.

On May 1, 2016, October 1, 2016, October 24, 2016 and November 7, 2016, we granted 1,176.47, 6,470.6, 2,352.94 and 5,294.12 Class B Units, respectively, to Keane Management Holdings, LLC pursuant to the Keane Management Holdings LLC Management Incentive Plan. The equityholders of Keane Management Holdings, LLC are certain directors and members of the management team of Keane.

On December 31, 2014 and April 1, 2015, we granted 3,305.79 and 5,509.65 (in the aggregate) Series 3 Class C Units, respectively, to certain members of management under the Keane Class C Management Incentive Plan. Each Series 3 Class C Unit was generally subject to time- and performance- based vesting.

On April 8, 2014, we granted 5,509.65 Series 2 Class C Units, in the aggregate, to certain members of the management team under the Keane Class C Management Incentive Plan. Each Series 2 Class C Unit was generally subject to time- and performance- based vesting.

In connection with the acquisition of the Acquired Trican Operations and the consummation of the Trican transaction on March 16, 2016:

(1) We effected a reclassification of the equity structure of Keane such that the original Series 1 Class C Units in existence prior to the Trican transaction were cancelled and eliminated and the Class A Units and Class B Units of Keane in existence prior to the Trican transaction were reclassified as follows: (a) KG Fracing Acquisition Corp. reclassified 1,000,000.00 old Class A Units into 318,452.46 new Class A Units of Keane; (b) SJK Family Limited Partnership, LP reclassified 69,799.50 old Class B Units into 7,627.86 new Class A Units; (c) KCK Family Limited Partnership, LP reclassified 69,799.50 old Class B Units into 7,627.86 new Class A Units; (d) Brian Keane reclassified 199,975.10 old Class B Units into 20,835.38 new Class A Units; (e) Tim Keane reclassified 199,975.10 old Class B Units into 20,835.38 new Class A Units; and (f) KSD Newco Corp. reclassified 460,450.80 old Class B Units into 47,974.30 new Class A Units.

(2) We entered into contribution and exchange agreements whereby, in connection with certain member loans made to Keane on December 23, 2014: (a) KG Fracing Acquisition Corp. contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by KG Fracing Acquisition Corp. to Keane in the amount of $15,000,000 in exchange for 31,101.45 Class A Units; (b) KCK Family Limited Partnership, LP contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by KCK Family Limited Partnership, LP to Keane in the amount of $2,500,000 in exchange for 5,183.57 Class A Units; and (c) SJK Family Limited Partnership, LP contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by SJK Family Limited Partnership, LP to Keane in the amount of $2,500,000 in exchange for 5,183.57 Class A Units.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

(3) We issued and sold Class A Units and Class C Units for an aggregate purchase price of $246,777,777.78 as follows: (a) 176,899.66 Class A Units to KG Fracing Acquisition Corp.; (b) 236,900.83 Class A Units to KGH Investor Holdings, LLC; (c) 10,688.84 Class A Units to KCK Family Limited Partnership, LP; and (d) 10,688.84 Class A Units to SJK Family Limited Partnership, LP.

(4) We issued 100,000 Class A Units and 294,117.65 Class C Units to Trican Well Service, L.P.

(5) Except to the extent the Series 2 or Series 3 Class C Units were cancelled, the holders of the Series 2 Class C Units and Series 3 Class C Units contributed such Class C Units to Keane Management Holdings LLC in exchange for interests in Keane Management Holdings LLC pursuant to the Keane Management Holdings LLC Management Incentive Plan. Keane Management Holdings LLC was issued 85,882.35 Class B Units in Keane.

Any proceeds received from the transactions described above were used for the general working capital of the business.

Unless otherwise stated, the sales and/or granting of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item	16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto incorporated by reference herein.

Item	17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                 , 2017.

Keane Group, Inc.

By:
Name:	James C. Stewart
Title:	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

The undersigned officers and directors of Keane Group, Inc. hereby constitute and appoint James C. Stewart and Gregory L. Powell, or any one of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments thereto and any registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

James C. Stewart	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 2017

Gregory L. Powell	President and Chief Financial Officer (Principal Financial Officer)	, 2017

Lamphung Ngo-Burns	Chief Accounting Officer (Principal Accounting Officer)	, 2017

Lucas N. Batzer	Director	, 2017

Dale M. Dusterhoft	Director	, 2017

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Marc G. R. Edwards	Director	, 2017

James E. Geisler	Director	, 2017

Christian A. Garcia	Director	, 2017

Gary M. Halverson	Director	, 2017

Lisa A. Gray	Director	, 2017

Shawn Keane	Director	, 2017

Elmer D. Reed	Director	, 2017

Lenard B. Tessler	Director	, 2017

Scott Wille	Director	, 2017

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith

1.1‡	Form of Underwriting Agreement

3.1	Certificate of Incorporation of Keane Group, Inc., including Amendment of Certificate of Incorporation, dated October 13, 2016	10-K	3.1	3/21/17

3.2	Bylaws of Keane Group, Inc.	10-K	3.2	3/21/17

4.1	Amended & Restated Stockholders Agreement, dated as of July 3, 2017, by and among Keane Group, Inc. and the stockholders named therein	8-K	10.3	7/3/17

5.1‡	Opinion of Schulte Roth & Zabel LLP

10.1	Asset-Based Revolving Credit Agreement, dated February 17, 2017, by and among Keane Group Holdings, LLC, as the Lead Borrower, Keane Frac LP and KS Drilling, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative and collateral agent	8-K	10.1	2/23/17

10.2	Term Loan Agreement, dated March 15, 2017, among Keane Group, Inc., as the Parent Guarantor, Keane Group Holdings, LLC, as the Lead Borrower, the borrowers thereto, the Lenders Party thereto, and Owl Rock Capital Corporation, as administrative and collateral agent and lead arranger	10-K	10.2	3/21/17

10.3	Keane Management Holdings LLC Management Incentive Plan	S-1	10.6	1/17/17

10.4	Keane Group, Inc. Equity and Incentive Award Plan	10-K	10.4	3/21/17

10.5	Form of Keane Group, Inc. Executive Incentive Bonus Plan	S-1	10.5	1/17/17

10.6	Form of Indemnification Agreement	S-1	10.6	1/17/17

10.7	Form of Director Services Agreement	S-1	10.7	1/17/17

10.8	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James C. Stewart	S-1	10.8	1/17/17

10.9	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Gregory L. Powell	S-1	10.9	1/17/17

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith

10.10	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and M. Paul DeBonis Jr.	S-1	10.10	1/17/17

10.11	Employment Agreement, dated as of October 20, 2016, by and between Keane Group Holdings, LLC and Kevin M. McDonald	S-1	10.11	1/17/17

10.12	Employment Agreement, dated as of February 1, 2016, by and between Keane Group Holdings, LLC and Ian J. Henkes	S-1	10.13	1/17/17

10.13	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Ian J. Henkes	S-1	10.15	1/17/17

10.14	Form of Assignment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Kevin M. McDonald	S-1	10.16	1/17/17

10.15	Keane Value Creation Plan	S-1	10.17	1/17/17

10.16	Limited Liability Company Agreement of Keane Investor Holdings LLC, dated as of January 20, 2017, by and among Cerberus International II Master Fund, L.P., Cerberus Institutional Partners, L.P.—Series Four, Cerberus Institutional Partners V, L.P., Cerberus CP Partners, L.P., Cerberus MG Fund, L.P., CIP VI Overseas Feeder, Ltd., CIP VI Institutional Feeder, L.P., JS Keane Coinvestor LLC, Trican Well Services, L.P., SJK Family Limited Partnership, LP, KCK Family Limited Partnership, LP, Tim Keane, Brian Keane, SJ Keane Family Trust, Jacquelyn Keane, Cindy Keane, KC Family Trust, Cerberus Capital Management, L.P., S & K Management Services, LLC and the Persons listed on Schedule A thereto	8-K	10.4	1/26/17

10.17	Asset Purchase Agreement, dated as of January 25, 2016, by and among Keane Group Holdings, LLC, Keane Frac, LP, Trican Well Service Ltd. and the seller companies named therein	S-1	10.22	1/17/17

10.18	Intellectual Property License Agreement, dated as of March 16, 2016, by and between Trican Well Service Ltd. and Keane Frac LP	S-1	10.23	1/17/17

10.19	Intellectual Property License Agreement, dated as of March 16, 2016, by and among Trican Well Service Ltd., Trican Well Service, L.P. and Keane Frac LP	S-1	10.24	1/17/17

Confidential Treatment Requested by Keane Group, Inc.

Pursuant to 17 C.F.R. Section 200.83

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith

10.20	Employment Agreement, dated February 20, 2017, by and between KGH Intermediate Holdco II, LLC and Phung Ngo-Burns	8-K	10.1	4/4/17

10.21	Contingent Value Rights Agreement, dated July 3, 2017, by and among the Company, RockPile Energy Holdings, LLC and the Permitted Holders.	8-K	10.1	7/3/17

10.22	Form of RockPile Lockup Agreement.	8-K	10.2	4/4/17

10.23	Incremental Facility Agreement and Amendment No. 1, dated as of July 3, 2017, by and among Keane Group Holdings, LLC (“KGH LLC”), Keane Frac, LP and KS Drilling, LLC, as borrowers, the Company, KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC and Keane Frac GP, LLC, as guarantors, each of the incremental lenders party thereto, each of the existing lenders party thereto, and Owl Rock Capital Corporation (“Owl Rock”), as administrative agent and collateral agent, to the Term Loan Agreement, dated as of March 15, 2017, among the Company, as the parent guarantor, KGH LLC, as the lead borrower, the other borrowers and guarantors party thereto, the existing lenders, and Owl Rock, as administrative agent and collateral agent.	8-K	10.3	4/4/17

10.24	Employment Agreement, dated as of May 18, 2017, and effective as of July 3, 2017, by and between Keane Group, Inc. and R. Curt Dacar	8-K	10.5	7/3/17

21.1	Schedule of Subsidiaries of Keane Group, Inc.	10-K	21.1	3/21/17

23.1‡	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)

23.2‡	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.3‡	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.4‡	Consent of KPMG LLP, Independent Auditor

23.5‡	Consent of Grant Thornton LLP, Independent Certified Public Accountants

24.1‡	Powers of Attorney (included on signature pages of this Registration Statement)

‡	To be filed by amendment